Exhibit 99.1

GAMMA BIOSCIENCES GP LLC

(as the Purchaser)

and

LIMINAL BIOSCIENCES INC.

(as the Vendor)

SHARE PURCHASE AGREEMENT

November 3, 2019

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Defined Terms	1
1.2	Other Defined Terms	15
1.3	Headings, etc.	17
1.4	Currency	17
1.5	Certain Terms and References	18
1.6	Knowledge	18
1.7	Statutory References	18
1.8	Business Days	18
1.9	Incorporation of Schedules and Exhibits	18

ARTICLE 2 PURCHASED SHARES AND PURCHASE PRICE		18

2.1	Purchase and Sale	18
2.2	Delivery of Estimated Adjustment Statement	19
2.3	Purchase Price	19
2.4	Calculation of the Initial Purchase Price	19
2.5	Closing Payments and Actions	19
2.6	Determination and Payment of Final Adjustment Amount	20

ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE VENDOR		23
3.1	Representations and Warranties of the Vendor as to Itself	23
3.2	Representations and Warranties of the Vendor as to the Acquired Companies	24

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		25

4.1	Representations and Warranties of the Purchaser	25

ARTICLE 5 PRE-CLOSING COVENANTS		26

5.1	Conduct of Business Before Closing	26
5.2	Access for Due Diligence	26
5.3	Exclusive Dealing	27
5.4	Contact with Customers, Suppliers, Employees or Other Business Relations	27
5.5	Release of Guarantees	27
5.6	Confidentiality	27
5.7	Satisfaction of Conditions	28
5.8	Financing	28

ARTICLE 6 CLOSING DELIVERIES		29

6.1	Date, Time and Place of Closing	29
6.2	Vendor’s Closing Deliveries	29
6.3	Purchaser Closing Deliveries	30

ARTICLE 7 CONDITIONS OF CLOSING		31

7.1	Conditions for the Benefit of the Purchaser	31
7.2	Conditions for the Benefit of the Vendor	32

ARTICLE 8 TAX HOLDBACK AMOUNT		32

ARTICLE 9 TERMINATION		35

9.1	Termination Rights	35
9.2	Effects of Termination	35

ARTICLE 10 POST-CLOSING COVENANTS		36

10.1	Books and Records	36
10.2	Further Assurances	37
10.3	Tax Matters	37
10.4	R&W Policy	37
10.5	Director and Officer Indemnification	38
10.6	Vendor and Purchaser Releases	38
10.7	Change of Name	39
10.8	Confidentiality Agreements	39
10.9	Pre-Closing Insurance Claims	40
10.10	Equity Commitment Letter	40

ARTICLE 11 INDEMNIFICATION		41

11.1	Indemnification in Favour of the Purchaser Indemnified Persons	41
11.2	Indemnification in favour of the Vendor	41
11.3	Tax Matters	41
11.4	Time Limitations	42
11.5	Limitations on Indemnification	42
11.6	Notification	43
11.7	Direct Claims	43
11.8	Defense of Third Party Claim	44
11.9	Adjustment to Purchase Price	45
11.10	Other Remedies	45

ARTICLE 12 RESTRICTIVE COVENANT		45

12.1	Covenant	45
12.2	Limitations	46

ARTICLE 13 MISCELLANEOUS		46

13.1	Notices	46
13.2	Disclosure Schedules	47
13.3	Time of the Essence	48
13.4	Announcements	48
13.5	Third Party Beneficiaries	48
13.6	Expenses	48
13.7	Amendments	48
13.8	Waiver	48
13.9	Non-Merger	49
13.10	Entire Agreement	49
13.11	Successors and Assigns	49
13.12	Assignment	49
13.13	Severability	50
13.14	Governing Law	50
13.15	Retention of Counsel	50
13.16	Counterparts	50
13.17	Paramountcy	50

Schedules

Schedule 1	Vendor Business Representations
Schedule 2	Interim Undertakings
Schedule 3	Tax Indemnity
Schedule 4	Deferred Payment

Exhibits

Exhibit “A”	Accounting Principles
Exhibit “B”	Form of Closing Balance Sheet and Adjustment Statement
Exhibit “C”	Disclosure Schedules
Exhibit “D”	Form of IP Licence
Exhibit “E”	Reorganization Plan
Exhibit “F”	Form of Transition Services Agreement

iii

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated November 3, 2019 among Gamma Biosciences GP LLC (the “Purchaser”) and Liminal BioSciences Inc. (the “Vendor”).

WHEREAS as of the date hereof, the Vendor owns 4,679,700 ordinary shares (the “Corporation Shares”) in the capital of Prometic Bioseparations Ltd., a private company limited by shares incorporated in the Isle of Man with registered number 034251C (the “Corporation”), representing the entire issued and outstanding share capital of the Corporation;

WHEREAS the Parties wish to enter into this Agreement pursuant to which, among other things, the Vendor will sell to the Purchaser, and the Purchaser will buy from the Vendor, all of the Purchased Shares, on and subject to the terms and conditions contained herein;

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

(a)	“Accounting Principles” means the accounting principles and policies set forth in Exhibit “A”.

(b)	“Accounts Date” means December 31, 2018.

(c)	“Acquired Companies” means, collectively, the Corporation (including its branches) and the Subsidiaries.

(d)	“Acquired Companies Transaction Expenses” means the sum (without duplication) of:

(i)

all fees, costs and expenses incurred or agreed to be incurred by any of the Acquired Companies up to (and including) Closing in connection with, or anticipation of, the negotiation, execution and delivery of this Agreement and the Ancillary Agreements and the consummation of the purchase and sale of the Purchased Shares; and

(ii)

any transaction-related payments, bonuses or severance which become due or are otherwise required to be paid upon the consummation of the purchase and sale of the Purchased Shares, in each case, to any director, officer, employee or shareholder of the Acquired Companies or of the Vendor (other than severance obligations triggered upon the termination of any Employee by any Acquired Company following Closing), in each case, together with any Tax payable thereon, and calculated in USD.

(e)	“Actual Tax Liability” shall have the meaning given in limb (a) of Liability for Tax in Schedule 3.

(f)	“Adjustment Statement” means a statement substantially in the format set out in Part 2 of Exhibit “B” hereto showing:

(i)	the Net Indebtedness;

(ii)	the PBL Working Capital and the PMI Working Capital;

(iii)	the Acquired Companies Transaction Expenses; and

(iv)	any amount payable to the Purchaser or the Vendor pursuant to Section 2.6(g), in each case as derived from the Closing Balance Sheet.

(g)	“Adjustment Time” means the time immediately prior to Closing.

(h)	“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions, as in force on the date of this Agreement, provided that, in respect of:

(i)

the Purchaser, the term shall exclude: (a) [REDACTED – ENTITY NAME] (the “Manager”), (b) any fund or person managed or advised by the Manager or a Manager’s Affiliate (the “Funds”), (c) any general partner or manager of, or fund adviser to Funds or persons referred to in the foregoing sections (a) and (b), (d) any trustee, nominee, operator or arranger of any Fund or Persons referred to in the foregoing sections (a) and (b), (e) [REDACTED – ENTITY NAME] or any of its Affiliates, and (f) any portfolio company or portfolio investment (as such terms are commonly understood in the private equity industry) of any of the Funds or any of their Affiliates; and

(ii)

the Vendor, the term shall exclude: (a) [REDACTED – ENTITY NAME] and its Affiliates, (b) any fund or Person managed by [REDACTED – ENTITY NAME] (“[REDACTED – ENTITY NAME]”) or by an Affiliate of [REDACTED – ENTITY NAME] (the “[REDACTED – ENTITY NAME] Funds”), (c) any general partner or manager of, or fund adviser to [REDACTED – ENTITY NAME] Funds or Persons referred to in the foregoing sections (a) and (b), (d) any trustee, nominee, operator or arranger of any Fund or Persons referred to in the foregoing sections (a) and (b), and (f) f) any portfolio company or portfolio investment (as such terms are commonly understood in the private equity industry) of any of the Funds or any of their Affiliates.

(i)

“Agreement” means this Share Purchase Agreement and all Schedules and Exhibits hereto, as same may be amended or supplemented from time to time; and the expressions “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Agreement.

(j)	“Ancillary Agreements” means the IP Licence, the Transition Services Agreement and the Reorganization Documents.

(k)

“Anti-Bribery and Corruption Laws” means the UK Bribery Act 2010, the US Foreign Corrupt Practices Act of 1977 or the anti-bribery and corruption laws of any jurisdiction to which any Acquired Company is subject and in each case any related rules, regulations and guidance.

(l)

“Authorization” means, with respect to any Person, any order, permit, approval, waiver, licence, consent, certificate, qualification, specification, registration or similar authorization of any Governmental Entity having jurisdiction over the Person and, in relation to any of the Acquired Companies only, any such permit, approval, waiver, licence, consent, certificate, qualification, specification, registration or similar authorization necessary in any jurisdiction for the operation of the Business;

(m)

“Books and Records” means all statements, books of account, Tax and financial records, sales and purchase records, customer and supplier lists, and business and research and development reports relating to each of the Acquired Companies in the possession of the Acquired Companies at Closing, whether in paper or in electronic form.

(n)

“Business” means the business presently conducted by the Acquired Companies, consisting of the business of affinity chromatography and bioseparations media and the development, manufacturing, marketing, supply and sale of such chromatography products.

(o)

“Business Day” means any day other than a Saturday, Sunday or other day on which the principal commercial banks in the Cayman Islands, Ontario, Canada, Montreal, Québec, the Isle of Man, London, United Kingdom, New York, United States of America, Delaware, United States of America and Florida, United States of America are not open for business during normal business hours.

(p)	“Canadian Dollars” or “CAD$” means the lawful currency of Canada.

(q)	“Closing” means the completion of the transactions of purchase and sale of the Purchased Shares contemplated in this Agreement on the Closing Date.

(r)	“Closing Balance Sheet” means:

(i)

an unaudited, aggregated balance sheet of (i) the Corporation (for the avoidance of doubt, including the Prometic Bioseparations UK and Affinity Chromatography branches but excluding PMI), and (ii) Prometic Bioseparations Ltd; and

(ii)	an unaudited balance sheet of PMI,

in each case, substantially in the format set out in Part 1 of Exhibit “B” and prepared in accordance with the Accounting Principles for the purposes of calculating the Final Adjustment Amount.

(s)

“Collective Bargaining Agreements” means any written or oral agreement, memorandum of understanding, letters of intent or other contractual obligation between any Acquired Company and any trade union, works council, employee association or similar body representing any Employee.

(t)

“Company Knowhow” means confidential or proprietary industrial, technical or commercial information and techniques of the Acquired Companies in any form (including paper, electronically stored data, magnetic media, files and microfilm) including, without limitation, drawings, data relating to inventions, formulae, test results, reports, research reports, project reports and testing procedures, shop practices, instruction and training manuals, market forecasts, specifications, quotations, lists and particulars of customers and suppliers, marketing methods and procedures, show-how and advertising copy.

(u)

“Competition Law” means any Law that is designed or intended to prohibit, restrict or regulate actions for the purpose or effect of monopolisation, restraining trade, lessening competition through merger or acquisition or abusing a dominant position in any jurisdiction.

(v)

“Confidentiality Agreement” means any confidentiality agreement entered into between the Vendor or any of its Affiliates with any Person (other than the Purchaser or any of its Affiliates) prior to the date hereof in connection with any of the transactions contemplated by this Agreement.

(w)

“Confidential Information” means all information relating to any Acquired Company’s business, financial or other affairs (including future plans and targets of any Acquired Company) which shall include Company Knowhow.

(x)

“Contracts” means, with respect to the Acquired Companies, all written agreements, purchase orders, contracts, leases, licences or legally binding commitments of any nature made by or in favour of the Acquired Companies, including the Material Contracts.

(y)

“Corporate Records” means the corporate records of the Acquired Companies including (i) all Governing Documents, (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees), and (iii) the share certificate book, securities register, register of transfers and register of directors.

(z)

“Corporation Financial Statements” means the audited annual individual financial statements comprising the statement of financial position, income statement, statement of changes in equity, directors’ report, auditors’ report, and notes thereon, of the Corporation and its branches as at and for 12 months ended on the Accounts Date, December 31, 2017 and December 31, 2016, copies of which are annexed hereto as Disclosure Schedule 1.1(z).

(aa)

“Data Protection Law” means the Laws in any jurisdiction relating to the Processing of Personal Data, including the GDPR and the Data Protection Act 1998 and any applicable national law, regulations and secondary legislation amending, replacing, implementing or made pursuant to the foregoing, as amended or updated from time to time.

(bb)

“Data Room” means the Project Perseus electronic data room containing documents relating to the Acquired Companies maintained on behalf of the Vendor by SmartRoom at https://smart144517.smartroom.com/Default.aspx and made available to the Purchaser and its advisers, the contents of which as at 11:59 p.m. on November 2, 2019 has been stored on electronic storage devices together with a certificate from the Vendor addressed to the Purchaser certifying its content.

(cc)

“Deemed Tax Liability” means [REDACTED – SENSITIVE COMMERCIAL INFORMATION] which shall represent the amount of Tax that would (on the basis of the rates current at the date of that loss) have been saved but for that loss, assuming for this purpose that any Acquired Company had sufficient profits or was otherwise in a position to use the Relief, or, where the Relief is a right to repayment of Tax or to a payment in respect of Tax, the amount of the repayment or payment.

(dd)	“Deferred Payment” has the meaning given in paragraph 1 of Schedule 4.

(ee)	“Direct Claims” means any cause not involving a Third Party Claim which entitles an Indemnified Party to make a claim for indemnification under the Agreement.

(ff)	“Disclosure Schedules” means the disclosure schedules forming part of this Agreement and attached hereto as Exhibit “C”.

(gg)

“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, Disclosed Plans, retirement, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programs, arrangements or practices, oral or written, relating to current or former Employees, officers or directors of the Acquired Companies, in each case, maintained, sponsored or funded or unfunded, insured or uninsured, registered or unregistered by the Acquired Companies, other than government sponsored pension, health insurance and employment insurance plans.

(hh)	“Employees” means the employees, directors and officers of the Acquired Companies at the date of this Agreement.

(ii)

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to the protection of the environment, human health and natural resources and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

(jj)

“Environmental Matters” means all matters relating to the impact, adverse effects or pollution of or protection of the Environment or health and safety, including any (i) contamination, (ii) deposit, disposal, spillage, leakage, emission, migration, escape, entry, discharge or other release of, or exposure to, any Hazardous Materials, (iii) noise, vibration, radiation, nuisance or other adverse impact on the Environment, (iv) matters related to workplace or public safety, (v) environmental controls relating to producer responsibility, (vi) energy efficiency and (vii) other such matters arising out of the manufacturing, processing, assembly, incorporation, collection, treatment, recovery, recycling, keeping, handling, storage, transport, possession, supply, marketing, sale, purchase, import, export or any other use in respect of Hazardous Materials.

(kk)	“Excluded Licences” means the licences set out in Disclosure Schedule 1.1(kk).

(ll)	“Exit” has the meaning given in paragraph 1 of Schedule 4.

(mm)	“Exit Payment” has the meaning given in Section 4.2 of Schedule 4.

(nn)

“Export Control Laws” means the EC Regulation 428/2009 and the implementing laws and regulations of the EU member states; U.S. Export Administration Regulations, U.S. International Traffic in Arms Regulations, and their respective implementing rules and regulations; the U.K. Export Control Act 2002 (as amended and extended by the Export Control Order 2008) and its implementing rules and regulations; and other similar export control laws or restrictions of any jurisdiction to which any Acquired Company is subject and in each case any related, rules, regulations and guidance.

(oo)	“Final Tax Holdback Amount” has the meaning given to it in Section 8.4.

(pp)	“Financial Statements” means (i) the Corporation Financial Statements, (ii) the PMI Financial Statements and (iii) the PBL Financial Statements.

(qq)

“GDPR” means the General Data Protection Regulation (GDPR) (Regulation (EU) 2016/679) and any national implementing laws, regulations and secondary legislation as amended and updated from time to time.

(rr)

“[REDACTED – ENTITY NAME] Consent” means collectively: (i) [REDACTED – ENTITY NAME]’s consent to assign the [REDACTED – ENTITY NAME] Licence to the Purchaser or an Acquired Company on terms reasonably satisfactory to the Purchaser and in any event on terms no less favourable to the Acquired Companies as the terms of the [REDACTED – ENTITY NAME] Licence (under which the Seller Groups develops, makes, derivatises, has developed, has made, has derivatised, imports, uses, distributes and sells such products under such patents) as at the date of this Agreement; and (ii) [REDACTED – ENTITY NAME]’s consent to the change of control of the Corporation.

(ss)

“[REDACTED – ENTITY NAME] Licence” means the licence from [REDACTED – ENTITY NAME] granting to the Acquired Companies the right to develop, make, derivatise, have developed, have made, have derivatised, import, use, distribute and sell the products under the patents, each as identified in the settlement and licence agreement dated 25 October 2016.

(tt)

“Governing Documents” means, with respect to any Person, (i) if such Person is a corporation or company, the certificate and articles of incorporation (or equivalent) and the by-laws (or equivalent), (ii) if such Person is a partnership, the partnership agreement and any declaration or statement of partnership required to be filed with any Governmental Entity in order to form the partnership or maintain the limited liability of any partners, or (iii) if such Person is a trust, the trust agreement, deed of trust, and any declaration, statement or instrument required to form or maintain such trust.

(uu)

“Governmental Entity” means any (i) multinational, federal, provincial, municipal, local or other governmental or public department, central bank, court, tribunal, commission, commissioner, board, bureau, authority or agency, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above.

(vv)

“Hazardous Materials” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, asbestos, asbestos-containing material, and any substance, waste or material regulated under any Environmental Law.

(ww)	[REDACTED – SENSITIVE COMMERCIAL INFORMATION]

(xx)	“Holdback Taxes” means:

(i)

any Actual Tax Liability arising as a result of, in respect of or in connection with the Acquired Companies being treated, in the Pre-Closing Tax Period, as resident for Tax purposes in any jurisdiction other than their country of incorporation;

(ii)	any Actual Tax Liability arising as a result of, in respect of or in connection with the Reorganization; or

(iii)	any Deemed Tax Liability arising as a result of, in respect of or in connection with [REDACTED – SENSITIVE COMMERCIAL INFORMATION].

(yy)

“IFRS” means the International Financial Reporting Standards as adopted by the International Accounting Standards Board (or a predecessor body) and interpretations issued by the IFRS Interpretations Committee (or a predecessor body), each as and to the extent from time to time adopted by the European Union in accordance with EC Regulation No. 1606/2002.

(zz)	“Indirect Tax” means:

(i)	any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112); and

(ii)

any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in paragraph (i) above, or imposed elsewhere.

(aaa)

“Intellectual Property” means any trade-marks, trade names, business names, brand names, service marks, logos, domain names, computer software and computer programs (other than standard off-the-shelf software), copyrights, designs, inventions and patents, formulae, processes, know-how and technology, whether registered or unregistered

(bbb)

“Interim Financial Reports” means (a) the consolidated interim financial statements for the Acquired Companies as at and for the nine (9) months ended September 30, 2019, and for the 12 months ended on 31 December 2017 and 31 December 2018 (respectively) prepared in accordance with IFRS except for the absence of notes thereto and applicable disclosures required by IFRS, copies of which are annexed hereto as Disclosure Schedule 1.1(bbb) and (b) the unaudited balance sheet and profit or loss statement for each of the Acquired Companies as at and for nine (9) months ended September 30, 2019 prepared in accordance with IFRS, and on a basis consistent with the Financial Statements, except for the absence of notes thereto and applicable disclosures required by IFRS, copies of which are annexed hereto as Disclosure Schedule 1.1(bbb).

(ccc)	“Interim Period” means the period between the close of business on the date of this Agreement and Closing.

(ddd)

“Intra-Group Payables” means any payable or liability owing by an Acquired Company to any other Acquired Company, including all principal debt, accrued interest, fees, costs penalties and any early redemption fees at Closing, as determined in accordance with the Accounting Principles as at the Adjustment Time.

(eee)

“Intra-Group Receivables” means any receivable or asset owing by an Acquired Company to any other Acquired Company, including all principal debt, accrued interest, fees, costs penalties and any early redemption fees at Closing, in each case, as determined in accordance with the Accounting Principles as at the Adjustment Time.

(fff)	“IP Licence” means the licence substantially in the form attached as Exhibit “D”.

(ggg)	“Key Managers” means each of [REDACTED – EMPLOYEE NAMES].

(hhh)

“Law” or, collectively “Laws” means, with respect to any Person, all (i) applicable laws, constitutions, treaties, statutes, codes, ordinances, principles of common law, orders, notices, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judgments, orders, injunctions, decisions and sanctions of any Governmental Entity, and (iii) policies, practices and guidelines of any Governmental Entity having the force of law.

(iii)

“Leases” means each of (i) the lease entered into with [REDACTED – ENTITY NAME] for premises located at [REDACTED – FACILITY ADDRESS] and (ii) the lease entered into with [REDACTED – ENTITY NAME] for premises located at [REDACTED – FACILITY ADDRESS].

(jjj)

“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

(kkk)	“Loss” means absence, non-existence, non-availability, reduction, modification, loss, counteraction, nullification, disallowance, withdrawal or clawback for whatever reason.

(lll)

“Material Adverse Effect” means any fact, change, circumstance, condition, event or development that has resulted, results or is reasonably expected to result in a material and adverse effect on the Business or the operations, assets, liabilities or financial condition of the Acquired Companies taken as a whole. “Material Adverse Effect” shall not include, alone or in combination, any fact, change, circumstance, condition, event or development arising in connection with: (i) changes in (A) general economic conditions (whether international, national or local), (B) political conditions (including acts of war, declared or undeclared, armed hostilities and terrorism), (C) the industries or markets in which the Acquired Companies operate, or (D) Laws or accounting standards, or the principles or interpretations thereof, applicable to the Acquired Companies, including the effects, if any, of Brexit on any of the foregoing (A), (B), (C) and (D); (ii) natural disasters or pandemics; (iii) the announcement or existence of this Agreement or the consummation of the transactions contemplated by this Agreement, including the loss of any customer or supplier of the Acquired Companies or Employee as a direct consequence thereof; actions or omissions of the Acquired Companies taken with the prior written consent of or at the written request of the Purchaser or in accordance with the terms of this Agreement or the Ancillary Agreements; or (v) any action taken by the Purchaser or any of its Affiliates (including for these purposes only, the Sponsor, the Manager and their respective general partners) or their respective representatives.

(mmm)	“Net Indebtedness” means the aggregate sum of (which may be a positive or a negative number):

(i)	in relation to the Corporation, the PBL Cash minus the PBL Indebtedness (which may be a positive or a negative number); and

(ii)	in relation to PMI, the PMI Cash minus the PMI Indebtedness (which may be a positive or a negative number).

(nnn)	“Nominated Officer” has the meaning given to it in the Isle of Man Beneficial Ownership Act 2017.

(ooo)	“Open Source Software” means software that contains, or is derived in any manner (in whole or in part) from, any software that is distributed or otherwise made available under a licence which:

(i)

satisfies some or all of the criteria of the Open Source Definition (as published by the Open Source Initiative from time to time and set out at the date of this Agreement at http://opensource.org/definition; and/or

(ii)

adopts a licensing or distribution model that requires the licencee to publish or otherwise make available to the licensor and/or other licences the human-readable source code to any modification or derivative work used or created by or on behalf of the licencee.

(ppp)	“Ordinary Course” means, with respect to an action taken by any Person, that such action is taken in the ordinary course of the normal day-to-day operations of such Person.

(qqq)	“Outside Date” means [REDACTED – OUTSIDE DATE] or such other date as the Vendor and the Purchaser may agree to in writing.

(rrr)	“Parties” means the Vendor and the Purchaser.

(sss)

“PBL Cash” means, with respect to the Corporation and Prometic Biosciences Ltd (UK), the sum of all cash and cash equivalents (net of transaction costs incurred, or to be incurred, in connection with the conversion of such cash equivalents into cash and any issued but uncleared cheques, drafts or wires payable) except for Restricted Cash, determined in accordance with the Accounting Principles as at the Adjustment Time as set out in the Adjustment Statement.

(ttt)

“PBL Current Assets” means, with respect to the Corporation and Prometic Biosciences Ltd (UK), the sum of all current assets, including (but not limited to) the accounts receivable (including customer receipts, income tax credits and R&D credits), inventories (including raw materials, work in progress, finished goods and despatched uninvoiced goods), prepaid expenses and sales Tax receivables, but excluding PBL Cash, the PBL Inter- Group Amount, Restricted Cash, deferred tax assets and Intra-Group Receivables, in each case, determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement.

(uuu)

“PBL Current Liabilities” means, with respect to the Corporation and Prometic Biosciences Ltd (UK), the sum of all current liabilities, including (but not limited to) trade and accounts payables, accrued expenses, deferred revenues (including grants from a Governmental Entity) and any credit card balances and excluding the current portion of capital lease liabilities and any item included in the definition of PBL Indebtedness, the Intra-Group Payables, the PBL Inter-Group Amount and the Acquired Companies Transaction Expenses, in each case, determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement.

(vvv)

“PBL Financial Statements” means the unaudited balance sheet and profit or loss statement of Prometic Bioseparations Ltd (UK) (a limited liability company incorporated in England and Wales with registration number 02149359) as at and for the 12 months ended on the Accounts Date, December 31, 2017 and December 31, 2016, copies of which are annexed hereto as Disclosure Schedule 1.1(vvv).

(www)	“PBL Indebtedness” means, with respect to the Corporation and Prometic Biosciences Ltd (UK), the sum (without duplication) of:

(i)	all indebtedness for borrowed money (including overdraft facilities) (whether short term or long term);

(ii)	the amount that would be required to be paid to close out any interest rate, currency or other hedging agreement at the Adjustment Time;

(iii)	all indebtedness for the deferred purchase price of property or any deferred consideration or earn-out provisions;

(iv)	all indebtedness evidenced by notes, bonds, debentures or other similar instruments;

(v)	any indebtedness in respect of letters of credit and bankers’ acceptances, but only to the extent drawn, and excluding instruments supporting or guaranteeing any obligations of the Corporation;

(vi)	the PBL Inter-Group Amount;

(vii)

liabilities for capital leases entered into on or after 1 October 2019, factored receivables, trade guarantees, unfunded pension liabilities and unaccounted for labour liabilities and any other unaccrued and statutorily required liabilities, unpaid dividends, non-current unearned or deferred revenue (including grants from a Governmental Entity), prepayments from customers and certain non-trade liabilities, including, without limitation, accruals for payroll, bonuses, commissions, directors’ fees and professional fees;

(viii)

all indebtedness of any Person (other than any Acquired Company) referred to in (i) through (viii) above guaranteed by the Corporation except for any obligation of the Corporation or Prometic Biosciences Ltd (UK) to any Person made or given in the Ordinary Course; and

(ix)

all accrued interest, fees or other similar obligations (including any prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with repayment) with respect to any of the foregoing, including those triggered as a result of Closing, in each case, determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement, but excluding the Intra-Group Payables and the PBL Current Liabilities.

(xxx)	“PBL Inter-Group Amount” means an amount equal to the difference between:

(i)

the amounts owing from the Corporation or Prometic Biosciences Ltd (UK) to the Vendor or any of its Affiliates (other than the Acquired Companies but including PRDT), including all principal debt, preferred equity certificates, accrued interest, fees, costs penalties, and any early redemption fees in respect of the foregoing (including those triggered as a result of Closing), determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement and set out in the Adjustment Statement, which shall be expressed as a positive number; and

(ii)

the amounts owing by the Vendor or any of its Affiliates (other than the Acquired Companies but including PRDT) to the Corporation or Prometic Biosciences Ltd (UK), including all principal debt, preferred equity certificates, accrued interest, fees, costs penalties, and any early redemption fees in respect of the foregoing (including those triggered as a result of Closing), determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement, which shall be expressed as a negative number.

(yyy)	“PBL Target Working Capital” means an amount equal to [REDACTED – WORKING CAPITAL AMOUNT].

(zzz)	“PBL Working Capital” means PBL Current Assets less the PBL Current Liabilities (such number may be positive or negative).

(aaaa)	“Permitted Liens” means the Liens set forth in Disclosure Schedule 1.1(aaaa);

(bbbb)

“Person” means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, unlimited liability company, limited liability company, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(cccc)

“Personal Data” means any information relating to an identified or identifiable natural person, where an identifiable natural person is one who can be identified, directly or indirectly, in particular by reference to an identifier such as a name, an identification number, medical records and history, biometric information, sexual orientation, location data, an online identifier, password, financial information (such as bank account or credit card or debit card or other payment instrument details) or to one or more factors specific to the physical, physiological, genetic, mental, economic, cultural or social identity of that natural person.

(dddd)	“PMI” means Prometic Manufacturing Inc.

(eeee)

“PMI Cash” means, with respect to PMI, the sum of all cash and cash equivalents (net of transaction costs incurred, or to be incurred, in connection with the conversion of such cash equivalents into cash and any issued but uncleared cheques, drafts or wires) except for Restricted Cash, determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement.

(ffff)

“PMI Current Assets” means, with respect to PMI, the sum of all current assets, including (but not limited to) the accounts receivable (including customer receipts, income tax credits and R&D credits), inventories (including raw materials, work in progress, finished goods and despatched uninvoiced goods), prepaid expenses and sales Tax receivables, but excluding PMI Cash, the PMI Inter-Group Amount, Restricted Cash, deferred tax assets and Intra-Group Receivables, in each case, determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement.

(gggg)

“PMI Current Liabilities” means, with respect to PMI, the sum of all current liabilities, including (but not limited to) trade and accounts payables, accrued expenses, deferred revenues (including grants from a Governmental Entity) and any credit card balances and excluding the current portion of capital lease liabilities and any item included in the definition of PMI Indebtedness, the Intra-Group Payables, the PMI Inter-Group Amount and the Acquired Companies Transaction Expenses, in each case, determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement.

(hhhh)

“PMI Financial Statements” means the unaudited balance sheet and profit or loss statement of PMI as at and for 12 months ended on the Accounts Date, December 31, 2017 and December 31, 2016, copies of which are annexed hereto as Disclosure Schedule 1.1(hhhh).

(iv)	“PMI Indebtedness” means, with respect to PMI, the sum (without duplication) of:

(i)	all indebtedness for borrowed money (including overdraft facilities) (whether short term or long term);

(ii)	the amount that would be required to be paid to close out any interest rate, currency or other hedging agreement at the Adjustment Time;

(iii)	all indebtedness for the deferred purchase price of property or any deferred consideration or earn-out provisions;

(iv)	all indebtedness evidenced by notes, bonds, debentures or other similar instruments;

(v)	any indebtedness in respect of letters of credit and bankers’ acceptances, but only to the extent drawn, and excluding instruments supporting or guaranteeing any obligations of PMI;

(vi)	the PMI Inter-Group Amount;

(vii)

liabilities for capital leases entered into on or after 1 October 2019, factored receivables, trade guarantees, unfunded pension liabilities and unaccounted for labour liabilities and any other unaccrued and statutorily required liabilities, unpaid dividends, non-current unearned or deferred revenue (including grants from a Governmental Entity), prepayments from customers and certain non-trade liabilities, including, without limitation, accruals for payroll, bonuses, commissions, directors’ fees and professional fees;

(viii)

all indebtedness of any Person (other than any Acquired Company) referred to in (i) through (viii) above guaranteed by PMI except for any obligation of PMI to any Person made or given in the Ordinary Course; and

(ix)

all accrued interest, fees or other similar obligations (including any prepayment penalties, premiums, breakage costs, fees and other costs and expenses associated with repayment) with respect to any of the foregoing, including those triggered as a result of Closing, in each case, determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement but excluding the Intra-Group Payables and the PMI Current Liabilities.

(jjjj)	“PMI Inter-Group Amount” means an amount equal to the difference between:

(i)

the amounts owing from PMI to the Vendor or any of its Affiliates (other than the Acquired Companies but including PRDT), including all principal debt, preferred equity certificates, accrued interest, fees, costs penalties, and any early redemption fees in respect of the foregoing (including those triggered as a result of Closing), determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement, which shall be expressed as a positive number; and

(ii)

the amounts owing by the Vendor or any of its Affiliates (other than the Acquired Companies but including PRDT) to PMI, including all principal debt, preferred equity certificates, accrued interest, fees, costs penalties, and any early redemption fees in respect of the foregoing (including those triggered as a result of Closing), determined in accordance with the Accounting Principles as at the Adjustment Time and set out in the Adjustment Statement, which shall be expressed as a negative number.

(kkkk)	“PMI Target Working Capital” means an amount equal to [REDACTED – WORKING CAPITAL AMOUNT].

(llll)	“PMI Working Capital” means PMI Current Assets less the PMI Current Liabilities (such number may be positive or negative).

(mmmm)	“PRDT” means Pathogen Removal and Diagnostic Technologies Inc.

(nnnn)

“Pre-Closing Insurance Policy” means an insurance and/or indemnity policy in the name of the Vendor or any of its Affiliates in force prior to the Closing Date in respect of which any Acquired Company had an interest.

(oooo)	“Pre-Closing Tax Period” means a Tax Period ending on or before Closing.

(pppp)

“Processing” means any operation or set of operations which is performed on Personal Data or on sets of Personal Data, whether or not by automated means, such as collection, recording, organisation, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction and “Process” has the correlating meaning.

(qqqq)	“Purchased Shares” means the Corporation Shares, together with one additional ordinary share in the capital of the Corporation issued to the Vendor pursuant to the Reorganization Plan.

(rrrr)	“Purchaser Closing Certificate” means a certificate from the Purchaser confirming the matters set forth in Section 7.2(a).

(ssss)	“Purchaser Core Representations” means, collectively, the representations and warranties of the Purchaser, set forth in Section 4.1.

(tttt)

“Related Party” means the Vendor and its Affiliates and any director, officer or employee of the Vendor or its Affiliates (including PRDT) or any Acquired Company or their respective connected Persons.

(uuuu)

“Related Party Transaction” means the entry into (or agreeing to enter into) any Contract, directly or indirectly, and whether or not legally enforceable, between any Acquired Company and any Related Party.

(vvvv)	“R&D Relief” means any research and development credit or relief claimed by the Acquired Companies prior to Closing.

(wwww)	“R&W Policy” means a representation and warranty insurance policy taken out by the Purchaser on the same day as this Agreement in respect of the representations and warranties made by the Vendor.

(xxxx)

“Relief” means includes any loss, relief, allowance, credit, exemption or set-off for Tax or any deduction in computing gross receipts, income, profits or gains for the purposes of Tax and any right to a repayment of Tax or to a payment in respect of Tax.

(yyyy)	“Reorganization” means the reorganization undertaken prior to the Closing Date pursuant to the terms of the Reorganization Plan.

(zzzz)	“Reorganization Documents” means the reorganization documents entered into prior to the date hereof or prior to Closing to implement the Reorganization Plan.

(aaaaa)	“Reorganization Plan” means the reorganization steps plan in the form set forth in Exhibit “E” hereto.

(bbbbb)

“Restricted Cash” means any cash or cash equivalent of any Acquired Company which at Closing is not freely or lawfully usable by the relevant Acquired Company because it is blocked, encumbered or subject to restriction by the operation of Law or contract or, in respect of cash equivalents, is not convertible into cash within two Business Days.

(ccccc)

“Sanctioned Person” means a Person that is (a) the subject of Sanctions, or (b) majority- owned or controlled, individually or in the aggregate, by one or more parties that are the subject of Sanctions.

(ddddd)

“Sanctions” means those trade, economic and financial sanctions laws, regulations, embargoes, and restrictive measures (in each case having the force of law) administered, enacted or enforced from time to time by (i) the United States (including without limitation the Department of the Treasury, Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) other similar governmental bodies with regulatory authority over any Acquired Company, or the operations of any Acquired Company, from time to time.

(eeeee)	“Senior Employees” means any Employee whose annual base salary or consultancy fee is £50,000 (gross of Tax) or more per annum and includes each of the Key Managers and [REDACTED – EMPLOYEE NAMES].

(fffff)	“Settled Claim” means a Tax Proceeding which:

(i)	the Corporation and [REDACTED – SENSITIVE COMMERCIAL INFORMATION] agree in writing; or

(ii)

has been determined by a court of competent jurisdiction from which there is no right of appeal or from whose judgment the Corporation or the Purchaser are debarred by passage of time or otherwise from making an appeal.

(ggggg)	“Sterling”, “Pound Sterling” or “£” means the lawful currency of the United Kingdom of Great Britain and Northern Ireland.

(hhhhh)	“Straddling Period” means a Tax Period commencing before Closing and ending after Closing.

(iiiii)	“Subsidiaries” means, collectively, PMI and Prometic Bioseparations Ltd (UK).

(jjjjj)

“Subsidiaries’ Securities” means all of the issued and outstanding securities in the capital of the Subsidiaries, which are held by the Corporation or other Persons, as set out in Disclosure Schedule 23.2.

(kkkkk)	“Substantial Customer” means the nine (9) largest customers of the Acquired Companies by value for the 12-month period ended on the Accounts Date.

(lllll)	“Substantial Supplier” means the nine (9) largest suppliers of the Acquired Companies by value for the 12-month period ended on the Accounts Date.

(mmmmm)	“Systems” means all plant, equipment, systems, devices and components which contain or are controlled or monitored by computer systems, microprocessors or software.

(nnnnn)

“Tax” or, collectively, “Taxes” means any and all federal, state, provincial, municipal, local and foreign taxes, assessments, reassessment, Indirect Tax and other governmental charges, duties, impositions, levies and liabilities, including government pension plans contributions and employment insurance contributions and including taxes based upon or measured by gross receipts, income, profits, sales, capital use and occupation, good and services, and value added, ad valorem, transfer, franchise, withholding, customs duties, payroll, employment, excise and property taxes, together with all interest, penalties, fines and additions imposed with respect to such amounts, whether directly or primarily chargeable against, recoverable from or attributable to an Acquired Company or another Person and regardless of whether an Acquired Company or any other Person has or may have any right of reimbursement against any other Person.

(ooooo)	“Tax Holdback Amount” means the sum of [REDACTED – TAX HOLDBACK AMOUNT].

(ppppp)	“Tax Indemnity” means the tax indemnity set forth in Schedule 3.

(qqqqq)	“Tax Liability” means an Actual Tax Liability or a Deemed Tax Liability.

(rrrrr)	“Tax Period” means any reporting period for reporting Tax requiring the submission of a Tax Return.

(sssss)

“Tax Return” or, collectively “Tax Returns” means all returns (including information returns), declarations, reports, statements, schedules, notices, forms, declarations, claim for refund or other documents or information filed or submitted or required to be filed in respect of the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of any legal requirement relating to any Tax.

(ttttt)

“Third Party Claim” means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Party which entitles the Indemnified Party to make a claim for indemnification under this Agreement, other than a Tax Proceeding.

(uuuuu)	“Transition Services Agreement” means the transition services agreement to be entered into at Closing between the Vendor and the Purchaser, substantially in the form attached as Exhibit “F” hereto.

(vvvvv)

“United Kingdom Accounting Standards” means United Kingdom Accounting Standards as applicable in the Isle of Man, including Financial Reporting Standards 101 “Reduced Disclosure Framework” (FRS 101) issued by the Financial Reporting Council (“FRC”), applicable Abstracts issued by the FRC, the requirements of applicable law, and applicable pronouncements by the Conduct Committee of the FRC.

(wwwww)

“Vendor Books and Records” means all statements, books of account, Tax and financial records, sales and purchase records, customer and supplier lists, and business, research and development reports relating to each of the Acquired Companies in the possession or control of the Vendor at Closing, whether in paper or in electronic form.

(xxxxx)	“Vendor Business Representations” means, collectively, the representations and warranties of the Vendor set forth in Schedule 1.

(yyyyy)	“Vendor Closing Certificate” means the certificate of Vendor confirming the matters set forth in Section 7.1(a).

(zzzzz)	“Vendor Core Representations” means, collectively, the representations and warranties of the Vendor set forth in Section 3.1.

(aaaaaa)

“Vendor’s Credit Facility” means the consolidated loan agreement originally dated as of April 27, 2017, as amended and restated on April 23, 2019 between Structured Alpha LP, as lender, the Vendor, as borrower, and the Corporation, Prometic Biotherapeutics Inc., Liminal R&D BioSciences Inc. (formerly known as Prometic Biosciences Inc.), Prometic Bioproduction Inc., Nantpro Biosciences, LLC, Prometic Plasma Resources Inc., Liminal BioSciences Holdings Limited (formerly known as Prometic Pharma SMT Holdings Limited), Liminal BioSciences Limited (formerly known as Prometic Pharma SMT Limited), Prometic Biotherapeutics Ltd., Telesta Therapeutics Inc. and Prometic Plasma Resources (USA) Inc., as guarantors.

1.2	Other Defined Terms.

In addition to the defined terms in Section 1.1, each of the following capitalized terms has the meaning ascribed thereto in the corresponding Section:

Terms	Sections
Base Price	2.4(a)
Closing Date	6.1
Closing Payment	2.3
Corporation	Recitals

Terms	Sections
Corporation Shares	Recitals
Damages	11.1
Disclosed Plans	Paragraph 7.1 of Schedule 1
Dispute Notice	2.6(c)
Disputed Items	2.6(c)
Draft Adjustment Statement	2.6(a)
Draft Closing Balance Sheet	2.6(a)
Estimated Acquired Companies Transaction Expenses	2.2(a)(i)
Estimated Adjustment Statement	2.2
Final Acquired Companies Transaction Expenses	2.6(e).
Final Adjustment Amount	2.6(f)
Final Adjustment Statement	2.6(e)
Final Net Indebtedness	2.6(e)
Final PBL Working Capital	2.6(e)
Final PMI Working Capital	2.6(e)
Indemnification Notice	11.6
Indemnified Party	11.6
Indemnifying Party	11.6
Initial Purchase Price	2.4
Insurance Claim	10.9
Leased Properties	Paragraph 21.1 of Schedule 1
Leases	Paragraph 21.1 of Schedule 1
Material Contracts	Paragraph 18 of Schedule 1
Objection Period	2.6(c)
Policies	Paragraph 11.1 of Schedule 1
Purchase Price	2.3
Purchaser	Recitals
Purchaser Confidentiality Agreement	5.6
Purchaser Indemnified Persons	11.1
Purchaser Relevant Person	10.6(b)
Released Liens	3.1(d)(i)
Specified Matter	11.1(c)

Terms	Sections
Stikeman	13.15
Tail Policy	10.5
Third Party Auditors	2.6(d)
Vendor	Recitals
Vendor Guarantees	5.5
Vendor Relevant Person	10.6(a)

1.3	Headings, etc.

The provision of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for reference purposes only and are not to affect in any way the interpretation or meaning of this Agreement.

1.4	Currency.

(a)	Subject to Sections 1.4(b) and 1.4(c), any amount to be provided or to be paid under this Agreement shall be, unless otherwise indicated to the contrary herein, payable in USD.

(b)

Any part of the Acquired Companies’ Transaction Expenses to be paid by any Acquired Company will be made in the currency stipulated by the documentation giving rise to such obligations or, as appropriate, required by Law in the case of Taxes, notwithstanding that corresponding amounts may be converted into Pound Sterling, CAD or USD in accordance with Section 1.4(e) for the purposes of calculating any amount under Article 2.

(c)

Any part of the Net Indebtedness, PBL Working Capital and/or PMI Working Capital in a currency other than Pound Sterling shall be converted into Pound Sterling in accordance with Section 1.4(e) for the purposes of calculating any amount under Article 2. Any other amount to be calculated in Canadian Dollars for the purposes of Article 2 shall be converted into Pound Sterling for the purposes of any payment required to any Party in accordance with Article 2.

(d)	No Party shall incur any liability to another Party (including pursuant to Article 2) as the result of the conversion of any amounts in accordance with this Section 1.4.

(e)

Any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date. For the purposes of this Section 1.4(e):

(i)

“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the date falling two (2) Business Days immediately preceding the Relevant Date as quoted by the Financial Times, UK edition or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted, save that in respect of any amount set out in the Adjustment Statement or the Closing Balance Sheet the conversion rate shall be the spot closing mid-point rate for a transaction between the two currencies in question on the Closing Date as quoted by the Financial Times, UK edition or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

(ii)

“Relevant Date” means: (A) in relation to any amount set out in the Estimated Adjustment Statement, the date of that statement; (B) in relation to any amount set out in the Adjustment Statement or the Closing Balance Sheet, the Closing Date; (C) in relation to any payment to be made under the Agreement, the date of payment.

1.5	Certain Terms and References.

Unless otherwise indicated to the contrary herein, either by the context or the use thereof: (a) the term “real property” shall include immoveable property, the term “personal property” shall include moveable property, the term “tangible property” shall include corporeal property and the term “intangible property” shall include incorporeal property and sentences and combination of words including such words shall have a similarly extended meaning; (b) the terms “herein”, “hereto”, “hereof” and terms of similar import refer to this Agreement as a whole and not to any particular Article or Section hereof; (c) the term “including” (and terms of similar import) means “including, without limitation”; (d) terms importing the singular will also include the plural, and vice versa; (e) terms denoting any gender shall include all genders; (f) the term “or” is not exclusive; (g) references to a Person or Party are also to its trustees, heirs, administrators, liquidators, executors, successors and permitted assigns; and (h) the phrases “delivered”, “made available”, “furnished” and phrases of similar import mean that the information or document referred to has been physically or electronically (including through the on-line “virtual data room” established by the Corporation) delivered to the relevant Parties.

1.6	Knowledge.

Where any representation or warranty contained in this Agreement is expressly qualified by reference to the knowledge of the Vendor, it shall be deemed to refer to the actual knowledge of [REDACTED – EMPLOYEE NAME AND TITLE], [REDACTED – EMPLOYEE NAME AND TITLE], [REDACTED – EMPLOYEE NAME AND TITLE] and each of [REDACTED – EMPLOYEE NAMES], without personal liability on the part of either of them, and each to be deemed as having the actual knowledge they would have obtained had they made reasonable enquiries of such Persons as they reasonably consider necessary as to the matters that are the subject of the Vendor Business Representations.

1.7	Statutory References.

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it as they may have been or may from time to time be amended, re-enacted or replaced on or prior to the date of this Agreement.

1.8	Business Days.

Whenever an action is to be taken on or not later than a day which is not a Business Day, such action shall be taken on or not later than the next succeeding Business Day.

1.9	Incorporation of Schedules and Exhibits.

Any Schedule or Exhibit attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2

PURCHASED SHARES AND PURCHASE PRICE

2.1	Purchase and Sale.

Subject to the terms and conditions of this Agreement, the Vendor shall sell to the Purchaser, and the Purchaser shall purchase from the Vendor, as of the Closing all of the Purchased Shares, together with all accrued benefits and rights attached thereto at Closing.

2.2	Delivery of Estimated Adjustment Statement.

(a)	No later than three (3) Business Days prior to the proposed Closing Date, the Vendor will deliver to the Purchaser:

(i)

a draft statement (the “Estimated Adjustment Statement”) that sets out its good faith determination of an estimate of the Acquired Companies Transaction Expenses (the “Estimated Acquired Companies Transaction Expenses”), together with currency, payee and account details of the Persons entitled to such amounts, together with all relevant underlying documents supporting its calculations contained within the Estimated Adjustment Statement; and

(ii)	the amount of the Closing Payment.

2.3	Purchase Price.

The purchase price (the “Purchase Price”) payable by the Purchaser to the Vendor for the Purchased Shares shall be the aggregate of:

(a)	the Initial Purchase Price;

(b)	the Final Tax Holdback Amount (if any); and

(c)	the Deferred Payments and/or Exit Payment (if any, and as applicable).

The Final Tax Holdback Amount shall be calculated, adjusted and paid in accordance with Article 8 and the Deferred Payments and Exit Payment shall be calculated and paid in accordance with Schedule 4.

2.4	Calculation of the Initial Purchase Price.

Subject to adjustment in accordance with Article 11, the initial purchase price (the “Initial Purchase Price”) payable by the Purchaser to the Vendor for the Purchased Shares will be an amount equal to:

(a)	£32,000,000 (the “Base Price”);

(b)	minus the amount of the Estimated Acquired Companies Transaction Expenses;

(c)	minus the Tax Holdback Amount;

(the Base Price, as adjusted pursuant to Section 2.4(b) through Section 2.4(c) (inclusive), being the “Closing Payment”); and

(d)	plus or minus the Final Adjustment Amount, as the case may be.

2.5	Closing Payments and Actions.

(a)

The Purchaser will pay to the Vendor at Closing, by wire transfer of immediately available funds to an account designated in advance by the Vendor (by notice in writing to the Purchaser no later than three (3) Business Days prior to the Closing Date), an amount equal to the Closing Payment.

(b)

The Purchaser will pay for and on behalf of the Acquired Companies (as an advance by the Purchaser to the relevant Acquired Companies), or exercise its rights as a shareholder of the Corporation to cause the Acquired Companies to pay, at Closing (to the extent it is to be repaid in connection therewith) or as at any other appropriate time to the Persons entitled thereto (as set out in the Estimated Adjustment Statement) by wire transfer of immediately available funds to accounts set out in the Estimated Adjustment Statement, the Estimated Acquired Companies Transaction Expenses.

2.6	Determination and Payment of Final Adjustment Amount.

(a)

Draft Adjustment Statement. Within sixty (60) days following the Closing Date (or such other date as agreed in writing by the Parties), the Purchaser shall prepare and deliver, or cause to be prepared and delivered, to the Vendor (i) a draft Closing Balance Sheet (the ”Draft Closing Balance Sheet”) and (ii) a draft Adjustment Statement (the “Draft Adjustment Statement”) calculating (A) the Net Indebtedness, (B) the PBL Working Capital, (C) the PMI Working Capital, and (D) the Acquired Companies Transaction Expenses. The Draft Closing Balance Sheet and the Draft Adjustment Statement shall be prepared in accordance with the Accounting Principles.

(b)

Cooperation. To the extent not prohibited to do so under Law or by any Governmental Entity, during the Objection Period, and upon Vendor’s reasonable written request, the Purchaser shall provide to the Vendor and its accountants reasonable access to the relevant accounting Books and Records and the appropriate personnel of the Acquired Companies in order to enable the Vendor and its accountants to reasonably assess the Draft Closing Balance Sheet and the Draft Adjustment Statement.

(c)

Objection Period. Within thirty (30) days following delivery of the Draft Closing Balance Sheet and the Draft Adjustment Statement in accordance with Section 2.6(a) (the “Objection Period”), the Vendor shall notify the Purchaser in writing (a “Dispute Notice”) if it has any objection to the Draft Closing Balance Sheet or the Draft Adjustment Statement (such items set out in the Dispute Notice being, the “Disputed Items”). The notice of objection must state in reasonable detail the basis of each Disputed Item, the amounts in dispute and specify the adjustments which, in the Vendor’s opinion, should be made to the Draft Closing Balance Sheet or the Draft Adjustment Statement in order to comply with the terms of this Agreement. The Vendor shall be deemed to have accepted (a) the Draft Closing Balance Sheet and the Draft Adjustment Statement if it does not deliver a Dispute Notice within the Objection Period or (b) those elements within the Draft Closing Balance Sheet and the Draft Adjustment Statement which are not disputed within the Dispute Notice, and the Draft Closing Balance Sheet and the Draft Adjustment Statement delivered by the Purchaser in accordance with Section 2.6(a) will be, to the extent not disputed or deemed not to be disputed by the Vendor, final, conclusive and binding upon the Vendor and the Purchaser, and will not be subject to appeal, absent manifest error or fraud.

(d)

Settlement of Dispute. If the Vendor delivers a Dispute Notice during the Objection Period in accordance with Section 2.6(c), the Vendor and the Purchaser will work together in good faith in an attempt to resolve the Disputed Items within a further period of thirty (30) days after the delivery of a Dispute Notice, failing which the Disputed Items outstanding at the end of the 30-day period (and only those matters) may be submitted by the Vendor or the Purchaser for final determination to KPMG LLP, or if KPMG LLP is unwilling or unable to act, to another independent international accounting firm to be appointed by the President for the time being of the Institute of Chartered Accountants of England and Wales on the application of either the Purchaser or the Vendor (in any such case, the “Third Party Auditors”). The Vendor and the Purchaser shall use commercially reasonable efforts to cause the Third Party Auditors to complete their work within thirty (30) days of receipt of the last of the documents it so requests from the Vendor and the Purchaser. The Third Party Auditors shall allow each of the Vendor and the Purchaser to present its respective position regarding the outstanding Disputed Items to the Third Party Auditors, and each of the Vendor and the Purchaser shall have the right to present additional documents, materials and other information, and make an oral presentation to the Third Party Auditors regarding the Disputed Items. Any such other documents, materials or other information shall be copied to each other Party and each such Party shall be entitled to attend any such oral presentation, and to reply thereto. The Vendor and the Purchaser will jointly instruct the Third Party Auditors that: (i) they will base their decision solely on the documents, materials, written submissions and oral presentations of the Vendor and the Purchaser prepared in connection with this Section 2.6, including the Draft Closing Balance Sheet or the Draft Adjustment Statement, and not on independent review; (ii) they may not assign a value to any Disputed Item greater than the highest amount or less than the lowest amount claimed by the Purchaser in the Draft Closing Balance Sheet and Draft Adjustment Statement or the Vendor in the Dispute Notice, as applicable; and (iii) in giving such determination, the Third Party Auditors shall state what adjustments (if any) are necessary to the Draft Closing Balance Sheet and the Draft Adjustment Statement in respect of the Disputed Items referred to the Third Party Auditors in order to comply with the requirements of this Agreement. The Third Party Auditors shall act as an expert (and not as an arbitrator) in making any such determination which will be final and binding upon the Parties and will not be subject to appeal, absent manifest error or fraud (when the relevant part of their determination shall be void and the matter shall be resubmitted to the Third Party Auditors by either party for correction as soon as reasonably practicable). The Third Party Auditors’ determination shall be in writing and include the reasons for each relevant determination. The Draft Closing Balance Sheet and the Draft Adjustment Statement will be revised as necessary to reflect the Third Party Auditors’ written decision, and judgment may be entered upon the determination of the Third Party Auditors in any court having jurisdiction over the Party against whom such determination is to be enforced.

(e)

Final Determination. Promptly following the Objection Period during which no Dispute Notice was delivered by the Vendor or the resolution of all Disputed Items in accordance with Section 2.6(d), as the case may be, the Purchaser shall deliver to the Vendor the final Closing Balance Sheet (the “Final Closing Balance Sheet”) and a final Adjustment Statement calculating the PBL Working Capital (the “Final PBL Working Capital”), the PMI Working Capital (the “Final PMI Working Capital”), the Net Indebtedness (the “Final Net Indebtedness”) and the Acquired Companies Transaction Expenses (the “Final Acquired Companies Transaction Expenses”), which shall become the “Final Adjustment Statement” for purposes of this Section 2.6. The Final Closing Balance Sheet and the Final Adjustment Statement shall reflect the resolution of all Disputed Items in accordance with Section 2.6(d). The Final Closing Balance Sheet and the Final Adjustment Statement shall be final and binding upon the Parties upon delivery thereof and shall not be subject to appeal, absent manifest error or fraud (when the relevant part of the Final Closing Balance Sheet or Final Adjustment Statement shall be void and the matter shall be resubmitted to the Third Party Auditors by either party for correction as soon as reasonably practicable).

(f)	Final Adjustments.

(i)	The Initial Purchase Price will be adjusted as follows: firstly, by adding together the following balances as set out in the Final Adjustment Statement:

(A)	Final Net Indebtedness;

(B)	plus the amount (if any) by which the Final PBL Working Capital is greater than the PBL Target Working Capital;

(C)	plus the amount (if any) by which the Final PMI Working Capital is greater than the PMI Target Working Capital (such amount to be converted into Pound Sterling in accordance with Section 1.4);

(D)	minus the amount (if any) by which the PBL Target Working Capital is greater than the Final PBL Working Capital; and

(E)	minus the amount (if any) by which the PMI Target Working Capital is greater than the Final PMI Working Capital (such amount to be converted into Pound Sterling in accordance with Section 1.4)

(such aggregate being the “Initial Adjustment Amount”).

(ii)

Secondly, if the Initial Adjustment Amount is less than £2,400,000, the Vendor will owe an amount equal to the difference between £2,400,000 and the Initial Adjustment Amount to the Purchaser. If the Initial Adjustment Amount is greater than £2,600,000, the Purchaser will owe to the Vendor an amount equal to the difference between the Initial Adjustment Amount and £2,600,000. If the Initial Adjustment Amount is equal to or greater than £2,400,000 but less than or equal to £2,600,000, no adjustment will be made to the Initial Purchase Price.

(iii)

Thirdly, if the Final Acquired Companies Transaction Expenses are greater than the amount of the Estimated Acquired Companies Transaction Expenses, the Vendor will owe an amount equal to such excess to the Purchaser. If the Estimated Acquired Companies Transaction Expenses are greater than the amount of the Final Acquired Companies Transaction Expenses, the Purchaser will owe an amount equal to such excess to the Vendor.

(iv)

Fourth, to the extent an amount is owed by both Parties to the other Party pursuant to Section 2.6(f)(ii) and 2.6(f)(iii) and one of such amounts exceeds the other, the lesser amount shall be deducted and offset from the amount owed in the greater, such that the net amount only shall be paid by such Party which owes such greater amount to the other Party (such amount being the “Final Adjustment Amount”).

(g)	Payment of the Final Adjustment Amount.

(i)

If the Final Adjustment Amount is owed by the Purchaser to the Vendor, then the Purchaser shall, within five (5) Business Days of delivery of the Final Adjustment Statement pursuant to Section 2.6(e), pay such amount to the Vendor by wire transfer of immediately available funds to the Vendor’s account pursuant to Section 2.5(a).

(ii)

If the Final Adjustment Amount is owed by the Vendor to the Purchaser, then the Vendor shall, within five (5) Business Days of delivery of the Final Adjustment Statement pursuant to Section 2.6(e), pay such amount by wire transfer of immediately available funds to an account specified by the Purchaser in writing.

(h)	Fees and Expenses.

(i)

The Vendor on the one hand, and the Purchaser on the other hand, will bear the fees and expenses of their respective accountants, auditors and other professional advisors in preparing, reviewing or settling the Draft Closing Balance Sheet, the Final Closing Balance Sheet, the Draft Adjustment Statement and the Final Adjustment Statement, including presenting their respective cases to the Third Party Auditors (if applicable).

(ii)

In the case of a dispute and the engagement of Third Party Auditors to determine such dispute in accordance with Section 2.6(d), the fees and expenses of the Third Party Auditors will be divided between the Vendor and the Purchaser based on the percentage which the portion of the Disputed Items referred to the Third Party Auditors not awarded to each Party bears to the aggregate amount of the Disputed Items referred to the Third Party Auditors.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE VENDOR

3.1	Representations and Warranties of the Vendor as to Itself.

The Vendor represents and warrants to the Purchaser, in respect of itself, as follows as of the date hereof and acknowledges that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Formation and Qualification. The Vendor is a corporation is duly incorporated, validly subsisting and in good standing under the Laws of its jurisdiction of incorporation.

(b)

Authority and Enforceability. The Vendor has the requisite power and authority and has received all necessary approvals, consents, licences, waivers or exemptions required to enter into this Agreement and the Ancillary Agreements to which it is a party and to complete the transactions contemplated thereunder. This Agreement and the Ancillary Agreements to which the Vendor is a party have been duly executed and delivered by the Vendor and constitute valid and binding obligations of the Vendor, enforceable against it in accordance with their terms, subject, however, to limitations applying after the date of this Agreement only with respect to enforcement imposed by Law in connection with bankruptcy, insolvency, arrangement or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(c)

No Conflict. Except as disclosed in Disclosure Schedule 3.1, the execution and delivery of, and the performance by the Vendor of its obligations under this Agreement and the Ancillary Agreements to which it is a party does not and will not:

(i)	result in a breach of any provision of the Governing Documents of the Vendor;

(ii)

result in a breach, default or violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms, conditions or provisions of any Contracts to which the Vendor is a party or pursuant to which any of their assets, business or capital may be affected;

(iii)	result in a breach, violation or conflict with any Law or any order, decree or judgment of any court or any Governmental Entity; or

(iv)	require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity.

(d)	Title to Shares.

(i)

The Vendor is the sole registered legal and beneficial owner of all of the Corporation Shares as at the date of this Agreement and at Closing will be the sole registered legal and beneficial owner of all of the Purchased Shares, in each case, with a good title thereto, free and clear of all Liens, other than those Liens listed on Disclosure Schedule 3.1(d) (the “Released Liens”) which Liens will be released effective as of Closing.

(ii)

The Corporation Shares constitute, and the Purchased Shares will at Closing constitute, the whole of the issued share capital of the Corporation and the Corporation Shares are, and the Purchased Shares will be at Closing, fully paid or credited as fully paid.

(iii)

Except for the Purchaser’s rights under this Agreement and the Reorganization, and except for the Released Liens, no Person has any written or oral agreement, option, charge or warrant, or any right, interest or privilege (whether by Law, Contract or otherwise) capable of becoming such, for the purchase or acquisition from the Vendor of any of the Purchased Shares (whether actual or contingent).

(iv)

None of the Vendor or any of its Affiliates have entered into any agreement, arrangement or obligation requiring the creation, allotment, issue, sale, transfer, redemption or repayment of, or the grant to a Person (other than the Purchaser) of the right (conditional or not) to require the allotment, issue, sale, transfer, redemption or repayment of, a share in the capital of the Corporation (including an option or right of pre-emption or conversion) other than as contemplated by the Reorganization.

(v)	The Vendor is not a party to any shareholders’ agreement, voting trust or similar arrangement with respect to the voting or ownership of shares of the Corporation.

(e)

Authorizations. No filing with, notice to, or Authorization of, any Governmental Entity is required by the Vendor as a condition to the lawful completion of the transactions involving the Vendor contemplated by this Agreement or any of the Ancillary Agreements.

(f)

Litigation. There are no claims, actions, proceedings or suits pending, or to the knowledge of the Vendor, threatened against the Vendor before any Governmental Entity, which prohibit or seek to enjoin the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

(g)

Insolvency. No order has been served on the Vendor and no resolution has been passed for the winding up or dissolution of the Vendor; the Vendor is not in administration and no steps have been taken to place the Vendor into administration (including the filing of any notice of intention to appoint an administrator over the Vendor); the Vendor is not subject to a company voluntary arrangement and no such arrangement has been proposed nor is the Vendor subject to a scheme of arrangement and no such scheme has been proposed; no receiver (whether statutory or contractual) has been appointed to the Vendor or any of its assets; the Vendor is not in administrative receivership and has not suspended payments on any of its debts, nor entered into any compromises with any or all of its creditors.

(h)

No Brokers. Except as set forth in Disclosure Schedule 3.1(h), no broker, finder, agent or similar intermediary has acted on behalf of such Vendor in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable by the Vendor in connection herewith.

(i)	Residence. The Vendor is not a non-resident of Canada for the purposes of the Income Tax Act (Canada).

3.2	Representations and Warranties of the Vendor as to the Acquired Companies.

The Vendor represents and warrants to the Purchaser in the terms set forth in the Vendor Business Representations as of the date hereof and acknowledges and confirms that the Purchaser is relying upon such representations and warranties in connection with the matters contemplated by this Agreement

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.1	Representations and Warranties of the Purchaser.

The Purchaser represents and warrants to the Vendor as follows as of the date hereof and acknowledges that the Vendor are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)	Formation and Qualification. The Purchaser is a corporation duly incorporated and validly subsisting under the Laws of its jurisdiction of incorporation.

(b)

Authority and Enforceability. The Purchaser has the requisite corporate power and authority and has received all necessary corporate approvals to enter into this Agreement and the Ancillary Agreements to which it is a party and to complete the transactions contemplated hereunder and thereunder. This Agreement and the Ancillary Agreements to which it is a party have been duly authorized, executed and delivered by the Purchaser and constitute valid and binding obligations of the Purchaser enforceable against them in accordance with their terms, subject, however, to limitations applying after the date of this Agreement only with respect to enforcement imposed by Law in connection with bankruptcy, insolvency, arrangement or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the court from which they are sought.

(c)	No Conflict. The execution and delivery of, and the performance by the Purchaser of its obligations under this Agreement and the Ancillary Agreements to which it is a party does not and will not:

(i)

result in a breach, default or violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms, conditions or provisions of any written agreement, purchase order, contract, lease, licence or legally binding commitment of any nature to which the Purchaser is a party or pursuant to which any of its assets, business or capital may be affected;

(ii)	result in a breach of any provision of the Governing Documents of the Purchaser;

(iii)	require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity; or

(iv)	result in a breach, violation or conflict with any Law.

(d)

Litigation. There are no claims, actions, proceedings or suits pending, or to the knowledge of the Purchaser, threatened against the Purchaser before any Governmental Entity, which prohibit or seek to enjoin the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party.

(e)

Insolvency. No order has been served on the Purchaser and no resolution has been passed for the winding up or dissolution of the Purchaser; the Purchaser is not in administration and no steps have been taken to place the Purchaser into administration (including the filing of any notice of intention to appoint an administrator over the Purchaser); the Purchaser is not subject to a company voluntary arrangement and no such arrangement has been proposed nor is the Purchaser subject to a scheme of arrangement and no such scheme has been proposed; no receiver (whether statutory or contractual) has been appointed to the Purchaser or any of its assets; the Purchaser is not in administrative receivership and has not suspended payments on any of its debts, nor entered into any compromises with any or all of its creditors.

(f)

No Reliance. The Purchaser acknowledges that except for the representations and warranties specifically set forth in Article 3, it is not relying on any representation or warranty of the Vendor, the Acquired Companies or any of their respective representatives, express or implied, statutory or otherwise, with respect to the Purchased Shares, the Acquired Companies, the Business or any other matter contemplated by this Agreement, including with respect to the operation of the Business after the Closing, and the probable success or profitability of the Acquired Companies after the Closing.

(g)

No Brokers. No broker, finder, agent or similar intermediary has acted on behalf of the Purchaser in connection with this Agreement or the transactions contemplated hereby, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable by the Purchaser in connection herewith.

(h)

Financing. Purchaser has made available to the Vendor true, correct and complete executed copies of an equity commitment letter, dated as of the date hereof, from the equity financing source party thereto (the “Sponsor”) (the “Equity Commitment Letter”), pursuant to which the Sponsor has committed to provide Purchaser with equity investments in cash in the amounts set forth therein (the “Equity Financing”). As of the date hereof, the Equity Commitment Letter (A) is in full force and effect, (B) constitutes the legal, valid and binding obligation of the Sponsor in respect of the Equity Commitment Letter, enforceable against the Sponsor in accordance with its terms. There are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing, respectively, other than as expressly set forth in the Equity Commitment Letter, and neither the Purchaser, the Sponsor, nor any of their respective Affiliates is party to any side letters or other contracts or arrangements related to the Equity Financing that would reasonably be expected to affect the conditionality of, or adversely affect the amount or availability of, the Equity Financing. Purchaser has no reason to believe that any of the conditions to the Equity Commitment Letter will not be satisfied and Purchaser is not aware of the existence of any fact or event that would reasonably be expected to cause such conditions to the Equity Financing not to be satisfied.

ARTICLE 5

PRE-CLOSING COVENANTS

5.1	Conduct of Business Before Closing.

During the Interim Period, except as expressly provided in this Agreement, as set forth in Disclosure Schedule 5.1, as contemplated by the express terms of the Reorganization or with the prior written consent of the Purchaser (such consent not to be unreasonably withheld, delayed or conditioned), the Vendor agrees to cause the Acquired Companies to:

(a)	conduct the Business and their activities in the Ordinary Course; and

(b)	comply with each of the undertakings set out in Schedule 2.

5.2	Access for Due Diligence.

During the Interim Period, the Vendor shall, upon reasonable notice from the Purchaser, cause the Acquired Companies to (a) permit the Purchaser and its employees or other representatives, without undue interference to the conduct of the Business in the Ordinary Course, to have reasonable access upon reasonable notice to (i) the Leased Properties, (ii) information relating to the Acquired Companies, and (iii) all Material Contracts; and (b) furnish to the Purchaser or its employees or other representatives such financial and operating data and other information with respect to the assets, business, activities and liabilities of the Acquired Companies as the Purchaser or its employees and representatives may from time to time reasonably request. Notwithstanding the foregoing, none of the Vendor, the Acquired Companies or any of their respective employees or other representatives shall have any obligation to provide the Purchaser with any information the disclosure of which is prohibited or restricted under Laws or is legally privileged. To the extent that any information or documentation to be provided pursuant to this Section 5.2 is, in the reasonable view of the Vendor, competitively sensitive, such information or documentation may be provided only to external counsel of the other on an external counsel only basis.

5.3	Exclusive Dealing.

During the Interim Period, the Vendor shall not, and shall cause its Affiliates and the Acquired Companies not to, directly or indirectly, solicit or initiate any inquiries or proposals from any Person (other than the Purchaser) relating to any transaction involving the sale of any securities of the Acquired Companies or the sale or other direct or indirect (including by way of amalgamation or licence) disposition of any part of the Business (other than the sale of Products in the Ordinary Course).

5.4	Contact with Customers, Suppliers, Employees or Other Business Relations.

During the Interim Period, the Purchaser shall not, and shall cause its Affiliates and their respective employees and other representatives not to, contact any customers, suppliers, Employees or any other business relations of the Acquired Companies or the Vendor in relation to the Business without the prior written consent of the Vendor (not to be unreasonably withheld, delayed or conditioned). For purposes of this Section, Affiliates of the Purchaser shall include the Sponsor, the Manager and its Affiliates, and any portfolio company or portfolio investment (as such terms are commonly understood in the private equity industry) of any of the Sponsor, to the extent that the foregoing Persons have had access to any Confidential Information or that the foregoing Persons’ business compete with the Business.

5.5	Release of Guarantees.

The Parties agree to cooperate and use commercially reasonable efforts to obtain the release of the Vendor and its subsidiaries (other than the Acquired Companies) that are a party to or otherwise have liability with respect to any guarantees, performance bonds, bid bonds and other similar agreements in connection with the Leases and the license agreement effective as of February 28, 2012 entered into with [REDACTED – ENTITY NAME] (collectively, the “Vendor Guarantees”). In the event any of the Vendor Guarantees are not released prior to or at the Closing, the Purchaser will indemnify and hold the Vendor and its subsidiaries that are a party to or otherwise have liability with respect to each Vendor Guarantee harmless for any and all payments required to be made under, and the costs and expenses incurred in connection with, the Vendor Guarantee by the Vendor and its subsidiaries that are a party to, or otherwise have liability with respect to, the Vendor Guarantee until the Vendor Guarantee is released to the extent such payment and costs are attributable to the Purchaser’s or the Acquired Companies’ acts or omissions after the Closing or arise from any other event occurring after the Closing that is unrelated to Vendor’s or the Acquired Companies’ acts or omissions occurring prior to the Closing. The provisions of this Section 5.5 shall survive the Closing and are intended to be for the benefit of, and shall be enforceable by, each Party to any Vendor Guarantees, and each of their respective personal representatives, legal representatives, heirs, successors and permitted assigns.

5.6	Confidentiality.

The Purchaser acknowledges that a mutual confidential disclosure agreement dated October 15, 2019 was entered into between Kohlberg Kravis Roberts & Co. L.P. and the Vendor (the “Purchaser Confidentiality Agreement”). The Purchaser agrees that the Purchaser Confidentiality Agreement continues to apply and Kohlberg Kravis Roberts & Co. L.P. is bound by the terms of the Purchaser Confidentiality Agreement. During the Interim Period, the Purchaser agrees to be bound by and comply with the terms of the Purchaser Confidentiality Agreement as if it was a party thereto. Upon Closing, the Purchaser Confidentiality Agreement shall automatically terminate without further action and, following

Closing, except (i) as required by Laws or by a Governmental Entity (unless the Laws or such Governmental Entity permits non-disclosure of information for confidentiality or other purposes), (ii) for the purposes of enforcing the terms of this Agreement, or (iii) as agreed to by the Parties in writing, the Vendor shall keep confidential all information with respect to the Acquired Companies, the Business, this Agreement and the Purchaser and its Affiliates in its possession or control unless such specific information is now or hereafter publicly disclosed other than as a result of breach of this Section 5.6. If the Closing does not occur, the Purchaser Confidentiality Agreement shall remain in effect in accordance with and subject to its terms.

5.7	Satisfaction of Conditions.

Subject to Section 5.2, each Party shall, during the Interim Period, use commercially reasonable efforts to cause the satisfaction of the conditions in Article 7 which are within its control. Each Party shall use commercially reasonable efforts to cooperate in the other Parties’ efforts to satisfy the conditions in Article 7.

5.8	Financing.

Until the earlier of the expiry of (i) the Interim Period and (ii) the termination of this Agreement in accordance with its terms:

(a)

Purchaser shall take, or cause to be taken, all such actions necessary to consummate the Equity Financing up to the Closing Payment on the terms and conditions described in the Equity Commitment Letter at the Closing, including to (i) comply with its obligations under the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter and (iii) enforce its rights under the Equity Commitment Letter.

(b)

Purchaser shall not, without the prior written consent of the Vendor (such consent not to be unreasonably withheld, delayed or conditioned), terminate, amend, modify, supplement or waive, or consent to any amendment, modification, supplement or waiver of, any of the conditions or contingencies to funding contained in the Equity Commitment Letter or any other provision of, or remedies under, the Equity Commitment Letter (including by way of side letters or other agreements, contracts or arrangements), other than for purposes of correcting clerical errors in the Equity Commitment Letter.

(c)

Purchaser shall promptly notify the Vendor of (a) the expiration or termination (or attempted or purported termination it receives from the Sponsor, whether or not valid) of the Equity Commitment Letter, or (b) any refusal by the Sponsor to provide, or any stated intent received from the Sponsor to refuse to provide, the Equity Financing.

(d)

Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the Vendor shall be entitled to seek specific performance of Purchaser’s obligation to cause the Equity Financing up to the amount of the Closing Payment to be funded in accordance with the terms of the Equity Commitment Letter, and to consummate the transactions contemplated by this Agreement to occur on Closing in accordance with Section 6.1 in the event that (i) all of the conditions set forth in 7.1 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing (but subject to such conditions being capable of being satisfied assuming the Closing occurs)) or waived (as applicable) and Purchaser is required to close pursuant to Section 6.1, (ii) the Vendor has confirmed by irrevocable written notice to Purchaser that it and Vendor stand ready, willing and able to consummate the Closing, (iii) the Vendor is not in breach of any of its obligations under this Agreement at the time of seeking specific performance under this Section 5.8(d) or the breach by the Purchaser of its obligations hereunder is not attributable to a breach by the Vendor of its obligations hereunder, and (iv) Purchaser fails to consummate the Closing within five Business Days following such written notice.

(e)

To the extent the Purchaser assigns this Agreement to a Person who is not an Affiliate, the Purchaser shall cause such Person to, upon Closing, pay the Closing Payment in addition to the Tax Holdback Amount, and the Vendor and the Purchaser hereby agree that the provisions relating to the Tax Holdback Amount (including Article 8 and Section 10.10) shall, immediately upon such assignment, cease to have effect.

ARTICLE 6

CLOSING DELIVERIES

6.1	Date, Time and Place of Closing.

The Closing will take place: (i) remotely via the electronic exchange of documents and signatures (by email or other electronic means) on the date falling fifteen (15) Business Days after the date hereof, provided that all the conditions to Closing set forth in Article 7 (excluding conditions that, by their terms, cannot be satisfied until the Closing) have been satisfied (or waived by the Party entitled to waive such condition) no later than two (2) Business Days prior to such date, failing which the date scheduled for Closing shall be extended by successive periods of four (4) Business Days until such time as such conditions are satisfied or waived no later than two (2) Business Days prior to the scheduled date of Closing; or (ii) at such other place, on such other date and at such other time as may be agreed upon in writing between the Vendor and the Purchaser (the date the Closing occurs being referred to in this Agreement as the “Closing Date”).

6.2	Vendor’s Closing Deliveries.

At or prior to Closing, the Vendor shall deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

(a)	the Vendor Closing Certificate;

(b)	an executed stock transfer form in favour of the Purchaser relating to the Purchased Shares;

(c)

share certificates representing the Purchased Shares and the Subsidiaries’ Securities (or, if such certificates are not available, an indemnity in a form satisfactory to the Purchaser in the case of any missing certificates);

(d)

certified copies of (i) the Governing Documents and Corporate Records of each of the Acquired Companies, (ii) all required resolutions of the board of directors of the Vendor approving the entering into and completion of the transactions contemplated by this Agreement, and (iii) the resolution of the board of directors of the Corporation authorizing the transfer of the Purchased Shares, the writing up of the register of members and the issuance of new share certificates representing the Purchased Shares in the name of the Purchaser, approving the resignations and appointment of directors and officers of the Corporation (such Persons to be notified by the Purchaser to the Vendor no later than five (5) Business Days prior to the Closing Date) and the completion of the transactions contemplated by this Agreement and the Ancillary Agreements in a form reasonably acceptable to the Purchaser and approving, effective as of Closing, the revocation of all existing instructions to the bankers of the Corporation and the giving of new instructions to such bankers as the Purchaser may nominate, in such form as the Purchaser directs in writing;

(e)	an updated register of members of the Corporation showing the Purchaser as the holder of the Corporation Shares;

(f)	a certificate of good standing (or local equivalent) with respect to each of the Acquired Companies issued by appropriate government officials;

(g)

a signed letter, in agreed form, from the Vendor to the Corporation’s Nominated Officer confirming that all of the Corporation’s current registered beneficial owners will, upon Closing, have ceased to be a registrable beneficial owner (within the meaning of section 3(1) of the Isle of Man Beneficial Ownership Act 2017) in relation to the Corporation;

(h)	the IP Licence and the Transition Services Agreement, duly executed by the Vendor or its subsidiaries (as the case may be);

(i)	the [REDACTED – ENTITY NAME] Consent duly executed by the parties thereto;

(j)	the Reorganization Documents duly executed by the parties thereto;

(k)	a consent from [REDACTED – ENTITY NAME] with respect to the transactions contemplated herein duly executed by [REDACTED – ENTITY NAME];

(l)

release(s) in a form reasonably acceptable to the Purchaser from [REDACTED – ENTITY NAME] evidencing that the Corporation are fully released and discharged from all past, present and future liabilities and obligations howsoever arising in respect of (a) its Liens and pledged securities listed on Disclosure Schedule 8.1(b), and (b) all obligations of the Corporation under the Vendor’s Credit Facility and Liens granted thereunder;

(m)

an undertaking duly executed by [REDACTED – ENTITY NAME], in a form reasonably acceptable to the Purchaser, to execute and deliver all required documents to discharge all Released Liens on or immediately after Closing;

(n)

written resignations of each of the non-continuing directors and officers of the Acquired Companies (such Persons to be notified by the Purchaser to the Vendor no later than five (5) Business Days prior to the Closing Date) effective as at the Closing Date in a form reasonably acceptable to the Purchaser containing an acknowledgement that he or she has no claim against the Corporation, whether for loss of office or otherwise;

(o)

all books, records, keys, credit cards and other property (if any) of the Corporation that are in the possession or under the control of the Vendor, any of its Affiliates or any person who resigns as a director or officer of the Corporation in accordance with this Section 6.2; and

(p)

a copy of the bank mandate (if any) of the Corporation and copies of bank statements in respect of each account of the Corporation as at the close of business on the last Business Day prior to Closing.

6.3	Purchaser Closing Deliveries.

At or prior to Closing, the Purchaser shall deliver or cause to be delivered to the Vendor the following in form and substance satisfactory to the Vendor, acting reasonably:

(a)	the Purchaser Closing Certificate;

(b)

certified copies of (i) the Governing Documents of the Purchaser, and (ii) all required resolutions of the board of directors of the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement;

(c)	the IP Licence and the Transition Services Agreement, duly executed by the Purchaser or its Affiliates (as the case may be); and

(d)	the payments required by Section 2.5.

ARTICLE 7

CONDITIONS OF CLOSING

7.1	Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Shares is subject to the following conditions to be fulfilled or performed by the Vendor at or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may only be waived, in whole or in part, by the Purchaser in writing in its sole discretion:

(a)	Truth and Accuracy of Representations and Warranties and Performance of Covenants.

(i)

the Vendor Core Representations shall be true and accurate in all respects as of the Closing Date with the same force and effect as if made at and as of the Closing Date (unless such representations and warranties speak as of an earlier date, in which case they need only be true and correct as of such earlier date);

(ii)

the Vendor Business Representations shall be true and accurate in all respects as of the Closing Date with the same force and effect as if made at and as of the Closing Date (unless such representations and warranties speak as of an earlier date, in which case they need only be true and correct as of such earlier date) except, in all cases, where the failure of such representations and warranties to be true and accurate would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect, provided, however, that if a representation and warranty is qualified by a materiality or Material Adverse Effect qualification, such qualification shall be disregarded for the purposes of this Section 7.1(a)(ii); and

(iii)	the covenants contained in this Agreement to be performed by the Vendor on or before the Closing Date will have been performed in all material respects.

(b)	No Legal Action.

No action or proceeding will be pending by any Person (other than the Purchaser), and no order or injunction will have been issued and remain outstanding by any Governmental Entity, in each case, prohibiting the consummation of the transactions contemplated by this Agreement.

(c)	Illegality.

No Law shall have been enacted, entered or enforced by any Governmental Entity which prohibits the consummation of the transactions contemplated by this Agreement.

(d)	No Material Adverse Effect.

During the Interim Period, there will not have been any Material Adverse Effect.

(e)	Reorganization.

Completion of the Reorganization in accordance with the terms of the Reorganization Plan.

7.2	Conditions for the Benefit of the Vendor.

The purchase and sale of the Purchased Shares are subject to the following conditions to be fulfilled or performed by the Purchaser at or before the Closing Date, which conditions are for the exclusive benefit of the Vendor and may only be waived, in whole or in part, by the Vendor, in writing in its sole discretion:

(a)	Truth of Representations and Warranties and Performance of Covenants.

(i)

the Purchaser Core Representations shall be true and accurate in all respects as of the Closing Date with the same force and effect as if made at and as of the Closing Date (unless such representations and warranties speak as of an earlier date, in which case they need only be true and correct as of such earlier date); and

(ii)	the covenants contained in this Agreement to be performed by the Purchaser on or before the Closing Date will have been performed in all material respects.

(b)	No Legal Action.

No action or proceeding will be pending by any Person (other than the Vendor or the Acquired Companies), and no order or injunction will have been issued and remain outstanding by any Governmental Entity, in each case, prohibiting the consummation of the transactions contemplated by this Agreement.

(c)	Illegality.

No Law shall have been enacted, entered or enforced by any Governmental Entity which prohibits the consummation of the transactions contemplated by this Agreement.

(d)	Delivery of Initial Purchase Price.

The Purchaser shall have completed the payments and taken the actions contemplated by Section 2.5.

ARTICLE 8

TAX HOLDBACK AMOUNT

8.1

The Vendor acknowledges and agrees that the Purchaser or the Corporation shall be entitled to make a [REDACTED – SENSITIVE COMMERCIAL INFORMATION] following Closing that the Corporation [REDACTED – SENSITIVE COMMERCIAL INFORMATION] (“Tax Proceeding”). The Vendor further agrees and covenants that it shall not oppose, dispute or contest [REDACTED – SENSITIVE COMMERCIAL INFORMATION].

8.2

Promptly after Closing, and in any event within 15 Business Days of the Closing Date, the Purchaser or the Corporation shall make a determination as to whether or not [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] will be made pursuant to Section 8.1. If the Purchaser or the Corporation determines within the 15- day period to make [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] pursuant to Section 8.1, the Purchaser shall promptly notify the Vendor of such determination and provide reasonable details and supporting documentation relating to such determination. Promptly after having made such notification, but in any event within 15 Business Days of such notification, the Purchaser or the Corporation shall [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] pursuant to Section 8.1.

8.3

The Parties acknowledge and agree that, in relation to any Tax Proceeding, the Purchaser shall retain conduct and the Parties shall cooperate with one another to reduce the Holdback Taxes, including by (i) providing or submitting on a timely basis all documentation and information that is required or, in the opinion of the Purchaser, advisable, to reduce the Holdback Taxes, and (ii) providing one another with copies of all notices and information or other correspondence supplied to, filed with or received from [REDACTED – SENSITIVE COMMERCIAL INFORMATION] in relation to such Tax Proceeding (except for notices and information which a party reasonably considers to be confidential or sensitive, which such party shall provide on a “counsel only” basis). The parties shall cooperate with and keep one another fully informed as to the status of and the processes and proceedings relating to the Tax Proceeding, and shall promptly notify each other of any communication from [REDACTED – SENSITIVE COMMERCIAL INFORMATION] in respect of the Tax Proceeding, and shall not make any submissions or filings, participate in any meetings or any material conversations with [REDACTED – SENSITIVE COMMERCIAL INFORMATION] in respect of any filings, investigation or other inquiries related to a Tax Proceeding unless it consults with the other party in advance and, to the extent not precluded by [REDACTED – SENSITIVE COMMERCIAL INFORMATION], gives the other party the opportunity to review drafts of any submissions or filings, or attend and participate in any communications or meetings. Despite the foregoing, submissions, filings or other written communications with [REDACTED – SENSITIVE COMMERCIAL INFORMATION] may be redacted as necessary before sharing with the other party to address reasonable attorney-client or other privilege or confidentiality concerns, provided that a party must provide external legal counsel to the other party non-redacted versions of drafts or final submissions, filings or other written communications with [REDACTED – SENSITIVE COMMERCIAL INFORMATION] on the basis that the redacted information will not be shared with its clients.

8.4	Subject to Section 8.5, upon the earlier of: (i) the date falling 18 months after the Closing Date, or (ii) the date of an Exit, the following shall be due to the Vendor:

(a)	the Tax Holdback Amount;

(b)

minus all reasonable professional adviser (including legal advisers) fees, costs and expenses actually suffered or incurred by the Purchaser Indemnified Persons in connection with a Tax Proceeding (including a Tax Proceeding which becomes a Settled Claim) or a claim relating to the Reorganization, which fees, costs and expenses shall not exceed [REDACTED – AMOUNT];

(c)	minus an amount equal to Holdback Taxes actually paid or unpaid by the Purchaser Indemnified Persons in respect of a Settled Claim;

(d)	minus any Taxes actually suffered or incurred by a Purchaser Indemnified Person pursuant to, arising in respect of, or in connection with the Reorganization,

(the “Final Tax Holdback Amount”). If the Final Tax Holdback Amount is a negative number, no sum shall be due to the Vendor.

8.5	Where:

(a)	no Exit is consummated on or prior to the date falling 18 months after the Closing Date and:

(i)

the Purchaser or the Corporation has [REDACTED – SENSITIVE COMMERCIAL INFORMATION] and used all commercially reasonable efforts to have concluded a meeting with [REDACTED – SENSITIVE COMMERCIAL INFORMATION] by [REDACTED – DATE] and used all commercially reasonable efforts to settle, agree or compromise a Tax Proceeding, or otherwise not taken, or delayed in the carrying out of any steps in relation to the [REDACTED – COMMERCIALLY SENSITIVE INFORMATION] or its progression then the Final Tax Holdback Amount shall be due to the Vendor;

(ii)

the Tax Proceeding has not been settled, agreed or compromised in writing between the Corporation and [REDACTED – SENSITIVE COMMERCIAL INFORMATION], then, if the reasons for the failure to reach a settlement, agreement or compromise with [REDACTED – SENSITIVE COMMERCIAL INFORMATION] in respect of such Tax Proceeding are predominantly attributable to [REDACTED – SENSITIVE COMMERCIAL INFORMATION]’s unreasonable delay in taking any action due on its part (including by having regard to response times, missed deadlines, cancelled conferences), then, subject to Section 8.5(b), the Final Tax Holdback Amount shall not be due until the earlier of (A) the date falling 24 months after the Closing Date and (B) the date on which an Exit is consummated;

(iii)

legal proceedings have been initiated by the Corporation (or another Purchaser Indemnified Person on its behalf) in respect of [REDACTED – SENSITIVE COMMERCIAL INFORMATION]’s (or any other Governmental Entity responsible for Tax) final determination, where such determination is in excess of the Tax Holdback Amount, then, subject to Section 8.5(b), the Final Tax Holdback Amount shall not be due until the earlier of (A) the date on which the Tax Proceeding becomes a Settled Claim and (B) the date on which an Exit is consummated; or

(b)

an Exit is consummated at any time prior to the date on which the Final Tax Holdback Amount would otherwise be payable to the Vendor pursuant to Sections 8.4 and 8.5(a), then the Final Tax Holdback Amount (calculated as at the date of the Exit) shall be placed into an escrow account with a bank to be mutually agreed between the Parties (the “Escrow Bank”) in the joint names of the Purchaser or one of its Affiliates (on the one hand) (“Purchaser Entity”) and the Vendor (on the other) (such account being the “Escrow Account” and such amount being the “Escrow Amount”) until such date as the Tax Proceeding becomes a Settled Claim, upon which the Purchaser Entity and the Vendor shall promptly instruct the Escrow Bank to pay to: (A) the Purchaser Entity, an amount equal to the lower of (i) the Escrow Amount and (ii) the amount payable pursuant to the Settled Claim plus any additional Proceedings Costs suffered or incurred on or following the Exit; and (B) the balance of the Escrow Amount (if any) to the Vendor, in each case to the account specified on the joint release letter issued to the Escrow Bank. The Escrow Account and the Escrow Amount shall be operated and maintained in accordance with the terms of an escrow agreement to be entered into between the Purchaser Entity and the Vendor, on mutually agreeable terms.

8.6

The Purchaser shall not seek in any way to delay or impede the release of any amount from the Tax Holdback Amount due to the Vendor hereunder. The Vendor shall be entitled to institute court proceedings against the Purchaser if the Vendor reasonably considers at any time that the Purchaser is delaying or impending the release of an amount from the Tax Holdback Amount due to the Vendor hereunder.

8.7

If the Final Tax Holdback Amount is owed by the Purchaser to the Vendor, then the Purchaser shall, within five (5) Business Days of the date referred to in Section 8.4, pay such amount to the Vendor by wire transfer of immediately available funds to an account designated in advance by the Vendor (by notice in writing to the Purchaser no later than three (3) Business Days prior to such payment date) and receipt of such sum shall be good discharge to the Purchaser.

8.8	In the event of any dispute under this Article 8 in relation to the calculation of the Final Tax Holdback Amount due to the Vendor (if any), the provisions of Section 2.6 will apply mutatis mutandis.

8.9

For the avoidance of doubt, notwithstanding anything to the contrary in this Agreement, the Parties agree that the Tax Holdback Amount or Escrow Amount shall be the sole and exclusive remedy and source of recovery of the Purchaser Indemnified Persons for all Damages relating to, arising out of, or connected to, Holdback Taxes.

8.10	Any amount deducted from the Tax Holdback Amount or Escrow Amount under this Article 8 shall be considered as an adjustment to the Purchase Price.

ARTICLE 9

TERMINATION

9.1	Termination Rights.

On or prior to the Closing, this Agreement may be terminated by notice in writing:

(a)	by mutual written consent of the Purchaser and the Vendor;

(b)	by the Purchaser, if:

(i)

there has been a breach of this Agreement by the Vendor that would give rise to the failure of any of the conditions specified in Section 7.1 to be satisfied and such breach has not been waived by the Purchaser in writing or cured within ten (10) days by the Vendor following written notice of such breach by the Purchaser; or

(ii)

any of the conditions set forth in Section 7.1 have not been satisfied or waived on or before the Outside Date, or the Purchaser has not waived such conditions in writing on or prior to the Outside Date (other than the conditions which by their nature are to be satisfied by actions taken at Closing);

provided that notwithstanding anything to the contrary in this Agreement, the Purchaser shall not be entitled to terminate this Agreement pursuant to this Section 9.1(b) if (i) there has been a breach of this Agreement by the Purchaser that would give rise to the failure of any of the conditions specified in Section 7.2 to be satisfied, or (ii) the Purchaser’s breach of its representations, warranties or covenants in this Agreement caused the Closing not to occur by the Outside Date;

(c)	by the Vendor, if:

(i)

there has been a breach of this Agreement by the Purchaser that would give rise to the failure of any of the conditions specified in Section 7.2 to be satisfied and such breach has not been waived by the Vendor, in writing or cured within ten (10) days by the Purchaser following written notice of such breach by the Vendor; or

(ii)

if any of the conditions set forth in Section 7.2 have not been satisfied or waived on or before the Outside Date and the Vendor has not waived such condition in writing on or prior to the Outside Date (other than the conditions which by their nature are to be satisfied by actions taken at Closing);

provided that notwithstanding anything to the contrary in this Agreement, the Vendor shall not be entitled to terminate this Agreement pursuant to this Section 9.1(c) if (i) there has been a breach of this Agreement by the Vendor that would give rise to the failure of any of the conditions specified in Section 7.1 to be satisfied, or (ii) the Vendor’s breach of its representations, warranties or covenants in this Agreement caused the Closing not to occur by the Outside Date.

9.2	Effects of Termination.

(a)

A Party’s right of termination pursuant to Section 9.1 is in addition to any other rights it may have under this Agreement (including rights to seek indemnification for breaches or inaccuracies of the representations and warranties or failure to perform or fulfill covenants prior to termination) or otherwise, and the exercise of a right of termination will not constitute an election of remedies.

(b)	Upon termination of this Agreement pursuant to Section 9.1, the Parties will be released from all obligations under this Agreement, except that:

(i)

each Party’s obligations under Sections 5.6 (Confidentiality), 9.2 (Effects of Termination), 13.4 (Announcements), 13.6 (Expenses), 13.14 (Governing Law) and 13.15 (Retention of Counsel) will survive any termination of this Agreement; and

(ii)

if this Agreement is terminated by the Purchaser, on the one hand, or the Vendor, on the other hand, because of a breach of this Agreement by the other Party, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 10

POST-CLOSING COVENANTS

10.1	Books and Records.

(a)

For a period of seven (7) years after Closing, the Purchaser shall retain and maintain the Books and Records, including such portion of the Books and Records that relates to the period prior to the Closing Date. So long as any such Books and Records are retained by the Purchaser pursuant to this Agreement, the Vendor shall have the reasonable right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Acquired Companies. The Purchaser agrees to provide timely access to the Books and Records, financial statements, and any other resources and personnel of the Acquired Companies to the Vendor upon the reasonable request of the Vendor for purposes of complying with any applicable Tax, financial reporting, audit or regulatory requirements.

(b)

For a period of seven (7) years after Closing, the Vendor shall retain and maintain the Vendor Books and Records, including such portion of the Vendor Books and Records that relates to the period prior to the Closing Date. So long as any such Vendor Books and Records are retained by the Vendor pursuant to this Agreement, the Purchaser shall have the reasonable right to inspect and to make copies (at its own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Vendor. The Vendor agrees to provide timely access to such Vendor Books and Records, financial statements, and any other resources and personnel of the Acquired Companies to the Purchaser upon the reasonable request of the Purchaser for purposes of complying with any applicable Tax, financial reporting, audit or regulatory requirements.

(c)

Notwithstanding Sections 10.1(a) and 10.1(b), the Vendor shall not be permitted to review or take possession of any relevant part of the Books and Records, and the Purchaser shall not be permitted to review any part of the Vendor Books and Records to the extent that such review or possession: (i) would reasonably be expected to violate any Contract, in any material respect, or Law to which Vendor or any of its subsidiaries, or Purchaser or any of its Affiliates, as applicable, is a party or is subject; (ii) in the relevant Party’s reasonable opinion (having received legal advice), would reasonably be expected to result in a loss of the ability to successfully assert a claim of privilege (including the attorney- client and work product privileges); or (iii) would result in the disclosure of any competitively sensitive information of the Vendor or any of its subsidiaries, or Purchaser or any of its Affiliates, as applicable.

(d)

To the extent that any materials to which a Party has been granted access to in accordance with this Section 10.1 includes materials or other information that may be subject to the attorney-client (or solicitor-client) privilege, or any other applicable privilege or doctrine, each Party acknowledges that the provision of access to such materials and other information is not intended to, and shall not, affect the confidentiality of any of such materials or other information or waive or diminish the continued protection of any of such materials or other information under the attorney-client (or solicitor-client) privilege, or other applicable privilege or doctrine. Accordingly, all materials (including any portion of the Books and Records and Vendor Books and Records, as applicable) that is entitled to protection under the attorney-client (or solicitor-client) privilege, or other applicable privilege or doctrine shall remain entitled to protection thereunder and shall be entitled to protection under the joint defense doctrine.

10.2	Further Assurances.

Each Party, upon the request of any other, whether at or after the Closing, shall do, execute, acknowledge and deliver or exercise its respective rights as a shareholder to cause to be done, executed, acknowledged or delivered all such further conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Shares to the Purchaser and carry out the intent of this Agreement.

10.3	Tax Matters.

(a)

Filing of Tax Returns for Pre-Closing Tax Periods. The Purchaser will prepare and file all Tax Returns for the Acquired Companies that are due after the Closing Date in respect of Pre-Closing Tax Periods, which Tax Returns must be prepared and filed on a timely basis. The Purchaser shall provide the Vendor with a draft of such Tax Returns at least ten (10) days prior to the due date for filing the Tax Returns with the appropriate taxing authorities. The Vendor shall have the right to review the draft of the Tax Returns provided to it by the Purchaser and make any comments that it deems appropriate no later than 5 days after being provided with drafts by the Purchaser, and the Purchaser will have the discretion, acting reasonably, to make any changes to such Tax Returns requested by the Vendor.

(b)

Filing of Tax Returns for a Straddling Period. The Purchaser will prepare and file all Tax Returns for the Acquired Companies that are due after the Closing Date in respect of Straddling Periods, which Tax Returns must be prepared and filed on a timely basis. The Purchaser shall provide the Vendor with a draft of such Tax Returns at least ten (10) days prior to the due date for filing the Tax Returns with the appropriate taxing authorities. The Vendor shall have the right to review the draft of such Tax Returns provided to it by the Purchaser and make any comments that it deems appropriate no later than five (5) days after being provided with drafts by the Purchaser, and the Purchaser will have the discretion, acting reasonably, to make any changes to such Tax Returns requested by the Vendor.

(c)

Cooperation. The Vendor shall (at the Purchaser’s cost and expense) cooperate with the Purchaser, as and to the extent reasonably requested and required by the Purchaser, in connection with the preparation, filing and execution of any Tax Returns of the Acquired Companies and any audit, litigation or other proceeding with respect to Taxes.

10.4	R&W Policy.

(a)

The Purchaser shall cause the R&W Policy to expressly provide that the insurer thereunder shall not have or pursue any subrogation rights or any other claims against the Vendor or any other Person in connection with any claim made under the R&W Policy, save in the case of the Vendor’s fraud. The limitations of liability under Article 11 shall not be limited, restricted or affected in any manner (and the Vendor shall continue to benefit from all rights it has hereunder) in the event that (i) the R&W Policy is not in force at the date of this Agreement for any reason; (ii) the R&W Policy is terminated or cancelled or becomes null and of no effect at any time; or (iii) the insurer under the R&W Policy refuses, omits or delays to make any payment under the R&W Policy for any reason. The Purchaser will be responsible for the premium, underwriting fees, due diligence costs and expenses and all other costs and expenses related to the purchase, placement and any claim made under the R&W Policy, including, for greater certainty, any retention amount.

(b)	The Purchaser acknowledges and agrees that the R&W Policy may not be amended, waived, terminated or cancelled after its inception in any manner that would remove the subrogation right of the Vendor.

10.5	Director and Officer Indemnification.

Following the Closing Date, the Purchaser shall exercise its rights as a shareholder of the Corporation to cause the Acquired Companies to obtain “tail” insurance coverage (the “Tail Policy”) for the current and former directors and officers of the Acquired Companies, which shall provide such directors and officers of the Acquired Companies with a claims period of six (6) years following the Closing Date providing coverage with respect to any Damages arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement) with such coverage, amounts and terms and conditions which are within reasonable market expectations having regard to the nature and exposure of the Acquired Companies.

10.6	Vendor and Purchaser Releases.

(a)

The Vendor (on behalf of itself and each of its Affiliates) undertakes to the Purchaser for itself and as trustee for each other of its Affiliates (including, following Closing, the Acquired Company) and their respective employees, directors, officers, agents, representatives and advisers (each a “Purchaser Relevant Person”) that, other than:

(i)	with respect to the terms of this Agreement, any Ancillary Agreement and the Purchaser Confidentiality Agreement;

(ii)	with respect to any other direct contractual obligation existing between the Vendor or any of its Affiliates and a Purchaser Relevant Person; or

(iii)	any other claim where release, discharge or waiver is not permitted by Law,

the Vendor (on behalf of itself and each of its Affiliates) has no right against (and waives any right it may have against) and will not make a claim against (and waives any claim it may have against), any Purchaser Relevant Person for or by reason of any fact, matter or issue existing up to the Closing, whether known or unknown to the Vendor or the Purchaser Relevant Person.

(b)

The Purchaser (on behalf of itself and each of its Affiliates) undertakes to the Vendor for itself and as trustee for each other of its Affiliates and their respective employees, directors, officers, agents, representatives and advisers (each a “Vendor Relevant Person”) that, other than:

(i)	with respect to the terms of this Agreement and any Ancillary Agreement;

(ii)	with respect to any other direct contractual obligation existing between the Purchaser or any of its Affiliates and a Vendor Relevant Person; or

(iii)	any other claim where release, discharge or waiver is not permitted by Law,

the Purchaser (on behalf of itself and each of its Affiliates) has no right against (and waives any right it may have against) and will not make a claim against (and waives any claim it may have against), any Vendor Relevant Person for or by reason of any fact, matter or issue existing up to the Closing, whether known or unknown to the Purchaser or the Vendor Relevant Person.

10.7	Change of Name.

No later than 12 months following the Closing Date, the Purchaser shall exercise its rights as a shareholder of the Corporation to cause each of the Acquired Companies to change its name to one that does not use, alone or in combination with any other words, the word “Prometic” and none of the Purchaser or any of its Affiliates (including, post-Closing, the Acquired Companies) shall be entitled to use, in any manner, alone or in combination with any other words, the word “Prometic” nor hold itself out, in any way, as conducting business under or connection with the name “Prometic”.

10.8	Confidentiality Agreements.

(a)	The Vendor shall take commercially reasonable efforts to:

(i)	assign each Confidentiality Agreement to the Purchaser or an Acquired Company to the extent such agreement is capable of assignment pursuant to its terms;

(ii)	take all efforts to enforce each Confidentiality Agreement in the event it is not assignable to the Purchaser; and

(iii)	procure that any Person who has received confidential information pursuant to a Confidentiality Agreement adheres to the terms of that Confidentiality Agreement.

(b)

As soon as the Vendor becomes aware of a breach of a Confidentiality Agreement which has not been assigned to the Purchaser, the Vendor shall promptly notify the Purchaser in writing of such breach describing in reasonable detail the facts and circumstances relating to such breach (to the extent such information is available and the Vendor is permitted to do so).

(c)	In the event of any legal action relating to the enforcement of a Confidentiality Agreement being taken by the Vendor or at the request of the Purchaser or an Acquired Company:

(i)	the Vendor shall, to the extent permitted by Law and reasonably practicable:

(A)

provide the Purchaser with all correspondence and documents relating to such breach and consult with the Purchaser in advance of submitting or filing any documents or responses in relation to such action, and to incorporate the Purchaser’s reasonable comments in relation to the same to the extent provided by the Purchaser in a timely manner; and

(B)

provide the Purchaser with details of, and enable the Purchaser to participate in, all meetings (whether in person or electronically) with the third party in relation to such claim, and to incorporate the Purchaser’s reasonable comments on any such documents, filings or responses to the extent provided by the Purchaser in a timely manner; and

(ii)	the Vendor shall not make any agreement or compromise without the prior written consent of the Purchaser (such consent not to be unreasonably conditioned, withheld or delayed).

10.9	Pre-Closing Insurance Claims.

If any Acquired Company is at any time entitled to recover under a Pre-Closing Insurance Policy any sum in respect of any matter, event or circumstance arising prior to Closing (an “Insurance Claim”), whether as a result of the Vendor initiating a claim under the relevant Pre-Closing Insurance Policy at the written request of the Purchaser post-Closing or whether such Insurance Claim is initiated prior to Closing, the Purchaser may give written notice to the Vendor that it elects to assume the conduct of such Insurance Claim on the following terms:

(a)	the Insurance Claim relates exclusively to an Acquired Company;

(b)	the Purchaser shall indemnify the Vendor against all liabilities, charges, costs and expenses which it may incur in taking any such action as the Purchaser may request;

(c)

the Vendor shall, or procure that its Affiliates shall, make available to the Purchaser all such information as the Purchaser may request in connection with any Insurance Claim, unless the Vendor is prohibited from making such information available to the Purchaser because of confidentiality and/or non-disclosure covenants;

(d)

the Vendor shall, or shall procure that its Affiliates shall, take such action as the Purchaser may request and notify the Purchaser of any information received in connection with any Insurance Claim, including providing the Purchaser with copies of all relevant documents and such other information in its possession relating to any Insurance Claim, unless the Vendor is prohibited from making such information available to the Purchaser because of confidentiality and/or non-disclosure covenants;

(e)

the Vendor shall not, and shall procure that its Affiliates shall not, take any action in relation to any Insurance Claim without the written consent of the Purchaser, including making any admission of liability, agreement or compromise in relation to the Insurance Claim; and

(f)	the Vendor shall, or shall procure that its Affiliates shall, promptly assign or account to the Purchaser for any proceeds it receives in connection with any such Insurance Claim.

10.10	Equity Commitment Letter.

With effect from the Closing and until the earlier of such time as: (i) the Final Tax Holdback Amount has been paid to the Vendor in accordance with the terms of this Agreement and (ii) the Tax Holdback Amount has been reduced to nil as a result of payments being made in accordance with Section 8.4(c) through Section 8.4(d) (inclusive):

(a)

Purchaser shall take, or cause to be taken, all such actions necessary to consummate the Equity Financing up to the Tax Holdback Amount on the terms and conditions described in the Equity Commitment Letter at the time when the Final Tax Holdback Amount becomes payable (if at all) to the Vendor in accordance with the terms of this Agreement, including to (i) comply with its obligations under the Equity Commitment Letter, (ii) maintain in effect the Equity Commitment Letter and (iii) enforce its rights under the Equity Commitment Letter.

(b)

Purchaser shall not, without the prior written consent of the Vendor (such consent not to be unreasonably withheld, delayed or conditioned), terminate, amend, modify, supplement or waive, or consent to any amendment, modification, supplement or waiver of, any of the conditions or contingencies to funding contained in the Equity Commitment Letter or any other provision of, or remedies under, the Equity Commitment Letter (including by way of side letters or other agreements, contracts or arrangements), other than for purposes of correcting clerical errors in the Equity Commitment Letter.

(c)

Purchaser shall promptly notify the Vendor of (a) the expiration or termination (or attempted or purported termination it receives from the Sponsor, whether or not valid) of the Equity Commitment Letter, or (b) any refusal by the Sponsor to provide, or any stated intent received from the Sponsor to refuse to provide, the Equity Financing up to the Tax Holdback Amount.

(d)

Notwithstanding anything in this Agreement to the contrary, it is explicitly agreed that the Vendor shall be entitled to seek specific performance of Purchaser’s obligation to cause the Equity Financing up to the amount of the Final Tax Holdback Amount to be funded in accordance with the terms of the Equity Commitment Letter, and to require payment of the Final Tax Holdback Amount in the event that (i) the Final Tax Holdback Amount becomes due and payable to the Vendor in accordance with the terms of this Agreement, and (ii) the breach by the Purchaser of its obligations hereunder is not attributable to a breach by the Vendor of its obligations hereunder.

ARTICLE 11

INDEMNIFICATION

11.1 Indemnification in Favour of the Purchaser Indemnified Persons.

Subject to Sections 11.4 and 11.5, the Vendor shall, from and after the Closing, indemnify and save each of the Purchaser and the Acquired Companies (collectively, the “Purchaser Indemnified Persons”) (without duplication) harmless of and from any loss, liability, claim, judgment, damage, cost or expense (whether or not involving a Third Party Claim) including reasonable legal fees and expenses (collectively, “Damages”) actually suffered or incurred by such Purchaser Indemnified Person pursuant to:

(a)	any failure of the Vendor to perform or fulfil any of its covenants under this Agreement;

(b)	any failure of any Vendor Core Representation to be accurate; and

(c)

any failure of any Vendor Business Representation or any Vendor Core Representation to be accurate due to fraud by the Vendor, any of its Affiliates (including the Acquired Companies) or any Person identified in Section 1.6 (a “Specified Matter”).

11.2	Indemnification in favour of the Vendor.

Subject to Sections 11.4 and 11.5, the Purchaser shall, from and after the Closing, indemnify and save the Vendor harmless of and from any Damages actually suffered or incurred by the Vendor pursuant to:

(a)	any failure of the Purchaser to perform or fulfil any of its covenants under this Agreement; and

(b)	any failure of any Purchaser Core Representation to be accurate.

11.3	Tax Matters.

From Closing, the provisions of Schedule 3 shall apply to this Agreement and shall take effect.

11.4	Time Limitations.

For the purposes of the indemnification provisions set forth in Sections 11.1 and 11.2:

(a)	the Vendor Core Representations and the Purchaser Core Representations will survive the Closing and continue in full force and effect for a period of five (5) years after the Closing Date; and

(b)

a breach of any representation and warranty in respect of which a claim based on the fraud of a Party is made shall survive the Closing and continue in full force and effect without limitation of time, subject to applicable limitation periods imposed by Law.

11.5	Limitations on Indemnification.

(a)

Each Indemnified Party will take all commercially reasonable steps to mitigate its Damages upon and after becoming aware of any facts which could reasonably be expected to give rise to Damages. Where any Purchaser Indemnified Person is at any time entitled to recover from some other Person (including a commercial insurer or the insurer under the R&W Policy) any sum in respect of any matter giving rise to a claim against the Vendor under this Agreement, such Purchaser Indemnified Person shall take, or cause to be taken, all reasonable steps at its cost to enforce such recovery prior to taking action against the Vendor and, if a Purchaser Indemnified Person shall recover any amount from such other Person, the amount of the Damages suffered by such Purchaser Indemnified Person shall be reduced by the amount recovered by such Purchaser Indemnified Person from such Person.

(b)

The amount of the Damages suffered by a Purchaser Indemnified Person shall be reduced to the extent of (i) any insurance or other recovery received by the Purchaser Indemnified Persons in connection with the facts giving rise to the right of indemnification, including pursuant to the R&W Policy; and (ii) any prior or subsequent recovery by the Purchaser Indemnified Persons from any third party with respect to such Damages.

(c)

No Indemnified Party is entitled to double recovery for any claims even though they may have resulted from the inaccuracy or breach of, or the failure to fulfill or perform, more than one of the representations, warranties or covenants of the Indemnifying Party in this Agreement.

(d)

No Indemnifying Party will have any obligation or liability for indemnification to the extent that the amount of Damages for which a claim of indemnification is made was taken into account in the final determination of the Initial Purchase Price or was specifically reserved for in the Financial Statements, the Interim Financial Reports or the Closing Balance Sheet.

(e)

The Vendor will not have any obligation or liability for indemnification to the extent that the Damages or the events giving rise to a claim for indemnification would not have arisen or occurred but for any act or failure to act following Closing by or on behalf of the Purchaser or any Acquired Company other than: (i) in accordance with obligations of the Acquired Companies existing on or before Closing; (ii) conduct in the Ordinary Course of the Business of the Acquired Companies, as conducted prior to Closing; (iii) at the written request of the Vendor, or (iv) a Tax Proceeding arising from a voluntary disclosure made to HMRC by the Corporation or the Purchaser that the Corporation is or has been resident for tax purposes in the United Kingdom (or any other jurisdiction outside of the Corporation’s place of incorporation).

(f)

The Purchaser acknowledges and agrees, on behalf of itself and each other Purchaser Indemnified Person, that the Vendor shall not have any direct or indirect liability with respect to any breach or inaccuracy of any Vendor Business Representation (including by virtue of the delivery of Vendor’s Closing Certificate). The Purchaser further acknowledges and agrees that a Purchaser Indemnified Person’s sole and exclusive recourse in the event of any breach or inaccuracy of any Vendor Business Representation (including by virtue of the delivery of Vendor’s Closing Certificate) shall be to file a claim under the R&W Policy.

(g)

The maximum aggregate liability of the Vendor for indemnification pursuant to Section 11.1 (other than with respect to Specified Matters) shall not exceed the aggregate proceeds received by the Vendor from Purchaser pursuant to this Agreement.

(h)

All covenants requiring performance prior to or at Closing shall expire immediately after Closing. All covenants set forth in this Agreement that are to or can be performed following the Closing shall survive the Closing and continue in full force and effect until such covenants are performed in accordance with the terms of this Agreement.

11.6	Notification.

As soon as reasonably practicable after becoming aware of any matter giving rise to a claim under Sections 11.1 or 11.2, the Purchaser Indemnified Persons or the Vendor, as applicable, seeking indemnification pursuant to this Agreement (“Indemnified Party”) shall notify the other Party which may have an obligation or liability for indemnification under this Agreement (“Indemnifying Party”) of any cause which the Indemnified Party has determined has given or could give rise to indemnification under Sections 11.1 or 11.2, including any Direct Claim or Third Party Claim (the “Indemnification Notice”). No claim may be asserted nor may any action be commenced against an Indemnifying Party under Sections 11.1 or 11.2, unless such Indemnification Notice is received by the Indemnifying Party by the time limitations set out in Section 11.4 describing in reasonable detail, to the extent such information is available and the Indemnified Party is permitted to do so, the facts and circumstances with respect to the subject matter of such claim or action (including the nature and estimated amount of the Damages (on a without prejudice basis) and, in case of a Third Party Claim, the identity of the Person making the Third Party Claim (as applicable)) on or prior to the date on which the representation, warranty, covenant or obligation on which such claim or action is based ceases to survive as set forth in this Agreement. No failure or delay by the Indemnified Party to provide the Indemnification Notice to the Indemnifying Party in accordance with this Section 11.6 shall relieve the Indemnifying Party of its liability save to the extent the Indemnifying Party is materially prejudiced by such failure or delay by the Indemnified Party.

11.7	Direct Claims

(a)

Following receipt of an Indemnification Notice pursuant to Section 11.6 relating to a Direct Claim, the Indemnifying Party has sixty (60) days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Party shall, to the extent permitted to do so, make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with such other information as the Indemnifying Party may reasonably request.

(b)

If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute (a “Dispute Notice”) to the Indemnified Party within the sixty (60) day period specified in Section 11.7(a). The Dispute Notice must describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the thirty (30) day period immediately following receipt of a Dispute Notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that thirty (30) day time period, the Indemnified Party is free to pursue all rights and remedies available to it under the terms of this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the sixty (60) day period specified in Section 11.7(a), the Indemnifying Party is deemed to have rejected the Direct Claim, in which event the Indemnified Party is free to pursue all rights and remedies available to it under the terms of this Agreement.

11.8	Defense of Third Party Claim.

(a)

If a Third Party Claim shall be instituted or asserted by a third party against the Indemnified Party, then the Indemnifying Party shall have the right, after receipt of the Indemnification Notice and upon giving written notice to the Indemnified Party within sixty (60) days of such receipt, to defend the Third Party Claim at its own cost and expense with counsel of its own selection, provided that:

(i)

the Indemnified Party shall be indemnified and secured to its reasonable satisfaction by the Indemnifying Party against all costs and expenses which may be incurred by reason of such action taken by the Indemnifying Party;

(ii)	the Indemnified Party shall at all times have the right to fully participate in the defense at its own cost and expense; and

(iii)	the Third Party Claim seeks monetary damages and does not seek any injunctive or other relief against the Indemnified Party.

(b)

The Indemnifying Party shall not be permitted to compromise and settle, or to cause a compromise and settlement, of any Third Party Claim without the prior written consent of the Indemnified Party, not to be unreasonably withheld, conditioned or delayed, unless:

(i)

the terms of the compromise and settlement require only the payment of money in respect of the Third Party Claim for which the Indemnified Party is entitled to indemnification under this Agreement; and

(ii)

the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the third party making the Third Party Claim or waive any rights that the Indemnified Party may have against such third party making the Third Party Claim.

(c)

If the Indemnifying Party controls the defence of a Third Party Claim, then the Indemnified Party will, to the extent permitted to do so, use its commercially reasonable efforts (i) to cooperate with the Indemnifying Party in evaluating and participating in the defence of such claim, and (ii) to make available to the Indemnifying Party those employees (and, in the case of the Purchaser Indemnified Persons, the Employees) whose assistance, testimony or presence is necessary to assist the Indemnifying Party in the defence of such claim. In addition, the Indemnified Party shall, to the extent permitted to do so, at the written request of the Indemnifying Party, make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party (and, in the case of the Purchaser Indemnified Persons, those documents, records and other materials in the possession of the Acquired Companies) reasonably required by the Indemnifying Party for its use in the investigation or defence of any Third Party Claim.

(d)

If the Indemnifying Party does not undertake within the sixty (60) day period set out in Section 11.8(a) to the defence of a Third Party Claim, then the Indemnifying Party shall have the right to participate in any such defence at its sole cost and expense, but, in such case, the Indemnified Party shall control the defence of the Third Party Claim, provided, however, that the Indemnified Party shall not consent to any settlement of a Third Party Claim without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

11.9	Adjustment to Purchase Price.

Any amount payable under this Article 11 by one Party to or for or on behalf of any other Party shall be deemed to be an adjustment to the portion of the Purchase Price.

11.10	Other Remedies.

(a)

Each of the Parties expressly acknowledges that the failure to fulfill or perform any covenant contained in this Agreement may give rise to irreparable injury to the other Parties which may be inadequately compensable in Damages and nothing in this Agreement shall limit any Party’s right to enforce specifically the performance of this Agreement without proof of actual damage.

(b)

The Parties agree that (i) after the Closing, except as provided in Section 11.10(a) or any claim of the Purchaser under the terms of the R&W Policy, the indemnification provisions of Article 11 will be the sole and exclusive remedies of the Parties for any inaccuracy of the representations and warranties given in this Agreement and for any failure to fulfill or perform any covenants under this Agreement, and (ii) notwithstanding anything herein to the contrary, no inaccuracy of any representation or warranty given in this Agreement, or failure to fulfill or perform any covenant contained under this Agreement will give rise to any right on the part of any Party, after the Closing, to rescind this Agreement or any of the transactions contemplated hereby or to avoid the limitations of liability set forth in Article 11 by seeking indemnification for breach of contract, tort or pursuant to any other theory of liability.

(c)	Nothing in this Agreement has the effect of limiting or restricting any liability of any Party in respect of a claim under this Agreement based upon fraud or fraudulent concealment by that Party.

ARTICLE 12

RESTRICTIVE COVENANT

12.1	Covenant

The Vendor undertakes to the Purchaser (for itself and as trustee for each Acquired Company) that it will procure that neither it nor any of its Affiliates will:

(a)

for a period of three (3) years from Closing, carry on, or be a shareholder (directly or indirectly) in (except as the holder of not more than five per cent of any class of securities which are listed or dealt in on a recognised investment exchange), or be a consultant to, any business competing with any of the businesses carried on by the Acquired Companies at Closing;

(b)

for a period of three (3) years from Closing, solicit or accept orders from any Person in respect of goods or services competitive with those supplied by the Acquired Companies at any time in the 12 months prior to Closing, such other Person (or their agents) having been a client or customer of the Acquired Companies in respect of such goods or services during the period of 12 months prior to Closing;

(c)

for a period of three (3) years from Closing, solicit or accept orders from any Person who has been in the 12 months prior to Closing or is at Closing a Substantial Supplier of any Acquired Company, but only with respect to goods or services competitive with those purchased by an Acquired Company from such Substantial Supplier in the 12 months prior to the date hereof;

(d)

for a period of three (3) years from Closing, solicit the services of, or endeavour to entice away from any Acquired Company, any director, employee or consultant of the Acquired Companies who at Closing or at any time during the period of 12 months prior to Closing was a director, employee or consultant of the Acquired Companies and who was likely (in the opinion of the Purchaser) to be: (i) in possession of Confidential Information; or (ii) able to influence the customer connections of any Acquired Company (whether or not such Person would commit any breach of his contract of employment or engagement by reason of leaving the service of such company), provided that nothing in this Section 12.1 shall restrict the Vendor and the Acquired Companies from carrying out or performing their obligations under the terms of the IP Licence, the Transition Services Agreement, a supply agreement dated June 18, 2019 between the Corporation and ProMetic Bioproduction Inc., and a master development agreement dated August 13, 2019 between the Corporation and ProMetic Biotherapeutics Inc.

12.2	Limitations

(a)

The Vendor (on behalf of itself and its Affiliates) agrees that the undertakings contained in this Article 12 are reasonable and are entered into for the purpose of protecting the goodwill and Confidential Information of the business of each Acquired Company.

(b)

Each undertaking contained in this Article 12 is and shall be construed as separate and severable and if one or more of the undertakings are held to be against the public interest or unlawful or in any way an unreasonable restraint of trade or unenforceable in whole or in part for any reason, the remaining undertakings or parts thereof, as appropriate, shall continue to bind the Vendor.

(c)

If any undertaking contained in this Article 12 shall be held to be void but would be valid if deleted in part or reduced in application, such undertaking shall apply with such deletion or modification as may be necessary to make it valid and enforceable.

ARTICLE 13

MISCELLANEOUS

13.1	Notices.

All notices and other communications hereunder shall be in writing and shall be deemed given if delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) by electronic transmission, on the Business Day such transmission was received, if received during normal business hours (electronically confirmed) (otherwise, the next Business Day); and (c) in the case of a globally recognized express delivery service, on the Business Day that receipt by the addressee is confirmed pursuant to the service’s systems. All notices shall be addressed as follows (or at such other address for a Party as shall be specified by like notice):

If to the Purchaser, to:

Kohlberg	Kravis Roberts & Co L.P.

[REDACTED	– ADDRESS]

Attn:	[REDACTED – NAME]

Email:	[REDACTED – EMAIL ADDRESS]

with a copy to:

Latham & Watkins LLP

[REDACTED – ADDRESS]

Attention:	[REDACTED – NAME]
Email:	[REDACTED – EMAIL ADDRESS]

If to the Vendor to:

[REDACTED	– ADDRESS]

Attention: [REDACTED	– NAME]
Email:	[REDACTED – ADDRESS]

With a copy to:

Stikeman Elliott LLP

[REDACTED	– ADDRESS]

Attention:	[REDACTED – NAME]
Email:	[REDACTED – ADDRESS]

13.2	Disclosure Schedules.

(a)

Contemporaneously with the execution and delivery of this Agreement, the Vendor is delivering to the Purchaser the Disclosure Schedules required to be delivered pursuant to this Agreement, which are deemed to constitute an integral part of this Agreement and to qualify the Vendor Business Representations. The purpose of the Disclosure Schedules is to set out the qualifications and other information called for in this Agreement. The Parties acknowledge and agree that the Disclosure Schedules and the disclosures and other information contained therein do not constitute or imply, and will not be construed as: (i) any representation, warranty, covenant or obligation which is not expressly set out in this Agreement; (ii) an admission of any liability or obligation of the Vendor, or any Acquired Company; (iii) an admission that the information is material or within or outside the Ordinary Course of the Business; (iv) a standard of materiality, a standard for what is or is not in the Ordinary Course of the Business, or any other standard contrary to the standards contained in the Agreement; or (v) an expansion of the scope of effect of any of the representations, warranties, covenants and obligations set out in the Agreement.

(b)

Disclosure of any information in the Disclosure Schedules that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature. Disclosures in the Disclosure Schedules will be deemed to be made for purposes of (i) the Section of this Agreement to which they correspond in number, and (ii) any Section of this Agreement to which they are related if it is reasonably apparent on the face of the disclosures that they also pertain to such other Section.

13.3	Time of the Essence.

Time shall be of the essence of this Agreement.

13.4	Announcements.

The Parties agree to cooperate with each other prior to any public disclosure of the transactions contemplated by this Agreement or the Ancillary Agreements and agree that no public release of this Agreement or any Ancillary Agreement or public release or announcement concerning the terms of the transactions contemplated hereby or thereby will be made or issued by any Party without the prior written consent of the other Parties, except as such disclosure, release or announcement may be required, based upon the reasonable advice of counsel, by Law (including applicable securities Laws) or the rules and regulations of any stock exchange upon which the securities of any Party, or such Party’s direct or indirect parent entity, are listed (including the listing rules of the Toronto Stock Exchange), or the requirements of any self-regulatory body, in which case the Party required to make the disclosure shall, if practically possible, allow the other Parties reasonable time to comment on such disclosure, release or announcement in advance of such issuance.

13.5	Third Party Beneficiaries.

Save as set out in Section 11.1 and Article 11, the Parties intend that this Agreement shall not benefit or create any right or cause of action in, or on behalf of, any Person other than the Parties and no Person, other than the Parties to this Agreement shall be entitled to rely on the provisions of this Agreement in any claim, action, proceeding, suit, hearing or other forum.

13.6	Expenses.

Except as otherwise expressly provided in this Agreement, including Section 2.6(h)(ii) and Section 10.4(a), each Party shall pay for its own fees and expenses incident to the negotiation, preparation and execution of this Agreement and the agreements contemplated hereby, including legal and accounting fees and expenses.

13.7	Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Parties.

13.8	Waiver.

No waiver of any of the provisions of this Agreement shall be deemed to constitute a waiver of any other provision (whether or not similar), nor shall such waiver be binding unless executed in writing by the Party to be bound by the waiver. No failure on the part of any Party to exercise, and no delay in exercising any right under this Agreement shall operate as a waiver of such right; nor shall any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

13.9	Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any Party, shall continue in full force and effect.

13.10	Entire Agreement.

This Agreement together with the agreements referred to herein constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth in Article 3 and Article 4, and neither Party has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement.

13.11	Successors and Assigns.

This Agreement shall become effective when executed by the Parties and after that time shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns.

13.12	Assignment.

(a)

Neither this Agreement nor any of the rights or obligations under this Agreement, shall be assignable or transferable by the Purchaser or the Vendor without the prior written consent of the other Party, provided however, that nothing herein shall prohibit: (i) the Vendor from assigning and transferring all or part of this Agreement and any of its rights, but not its obligations, thereunder to one of its Affiliates or to [REDACTED – ENTITY NAME] and (ii) the Purchaser from assigning and transferring all or part of this Agreement and any of its rights, but not its obligations, thereunder to:

(i)	one of its Affiliates;

(ii)

any third party which is the legal and/or beneficial owner from time to time of any or all of the Purchased Shares or all or substantially all of the assets of the Corporation as if such Person was the Purchaser under this Agreement; or

(iii)	any bank or financial institution lending money or making other banking facilities available to the Purchaser, by way of security, or any refinancing thereof,

in each case, provided that any such assignor remains solidarily bound by the terms and conditions of this Agreement so assigned and, for the avoidance of doubt, where this Agreement is assigned by the Purchaser pursuant to this Section 13.12, the Purchaser shall remain responsible for the payment (if any) of the Tax Holdback Amount, the Deferred Payment and the Exit Payment as they might become due and payable in accordance with the terms of this Agreement.

(b)

The Vendor hereby acknowledges that it is the intention of the Purchaser that it shall novate this Agreement, including all of its rights and obligations hereunder, to a wholly-owned subsidiary of the Purchaser to be incorporated as soon as practicable after the execution of this Agreement, and the Vendor hereby agrees that it shall not withhold its consent to such novation and shall do all things and sign all documents reasonably necessary to give effect to such novation, provided that the novation under this Section shall not, whether directly or indirectly, negatively affect, frustrate or diminish the Vendor’s rights under this

Agreement or any Ancillary Agreement; and provided further that notwithstanding any novation under this Section, the Purchaser’s (or any assignee’s) obligations relating to the Equity Financing shall be maintained and the Equity Commitment Letter shall remain in place and enforceable against the Purchaser and/or any assignee of this Agreement.

13.13	Severability.

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

13.14	Governing Law.

(a)	This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein.

(b)

The Parties agree that the courts of the District of Montreal, Province of Québec, Canada, will have exclusive jurisdiction for the adjudication of any and all disputes or controversies arising out of or relating directly or indirectly to this Agreement (other than a dispute relating to the adjustment of the Initial Purchase Price which will be resolved in accordance with Section 2.6) and waive any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

13.15	Retention of Counsel.

It is acknowledged by each of the Parties hereto that the Vendor has retained Stikeman Elliott LLP (“Stikeman”) to act as its counsel in connection with the transactions contemplated hereby and that Stikeman may have acted for the Acquired Companies in the past. The Purchaser hereby agrees that, in the event that a dispute arises after Closing between the Purchaser and the Vendor, Stikeman may represent the Vendor in such dispute even though the interests of the Vendor may be directly adverse to the Purchaser or the Acquired Companies, and even though Stikeman may have represented the Acquired Companies in a matter substantially related to such dispute. The Purchaser agrees that in connection with any such proceeding (a) neither the Purchaser nor counsel therefor will move to seek disqualification of Stikeman, and (b) it will waive any right that they may have to assert the attorney-client privilege against Stikeman or the Vendor with respect to any communication or information contained in Stikeman’s possession or files.

13.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

13.17	Paramountcy

If there is any conflict or inconsistency among the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement will govern.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed this Share Purchase Agreement as of the date first written above.

PURCHASER		GAMMA BIOSCIENCES GP LLC

	By:	(s) Kugan Sathiyanandarajah
Name: Kugan Sathiyanandarajah
Title: Vice-President

VENDOR		LIMINAL BIOSCIENCES INC.

	By:	(s) Kenneth Galbraith
Name: Kenneth Galbraith
Title: Chief Executive Officer

SCHEDULE 1

VENDOR BUSINESS REPRESENTATIONS

1.	Incorporation and Qualification.

1.1

Each of the Acquired Companies (other than the branch) is duly incorporated and validly existing under the Laws of its jurisdiction of incorporation as set forth in Disclosure Schedule 1.1, and has been in continuous existence since incorporation, and is duly qualified to carry on its business in each jurisdiction in which its business as now being conducted.

1.2	The particulars relating to each Acquired Company set out in Disclosure Schedule 1.2 are complete and accurate in all respects.

2.	Effect of Closing.

Except as disclosed in Disclosure Schedule 2, the execution or performance of this Agreement or any Ancillary Agreement or the completion of the transactions contemplated by this Agreement or any Ancillary Agreement will not:

(a)

result in (or give rise to) a breach, default (or event of default) or violation of, or conflict with, or allow any Person to exercise any rights under (including a termination right), any of the terms, conditions or provisions of any Material Contract to which an Acquired Company is a party;

(b)	result in a breach of any provision of any of the Acquired Companies’ Governing Documents;

(c)

require any Acquired Company to obtain any consent or approval of, or give any notice to or make any registration with, any Governmental Entity which has not been obtained or made at the date of this Agreement except where the failure to make the filing, give the notice or obtain or maintain the Authorization would not be material to the Business;

(d)	result in any Acquired Company losing the benefit of an Authorization or an asset, licence, grant, or subsidy which it enjoys at the date of this Agreement in any jurisdiction;

(e)

result in any Substantial Customer or Substantial Supplier being entitled to cease dealing with any Acquired Company or substantially to reduce its existing level of business or level of supplier (as applicable) or to change the terms upon which it deals with the Acquired Companies, in each case, in accordance with the terms of any Material Contract;

(f)	to the knowledge of the Vendor, result in any officer or Senior Employee leaving any of the Acquired Companies;

(g)

make any Acquired Company liable to offer for sale, transfer or otherwise dispose of or purchase or otherwise acquire any asset, including shares held by it in other bodies corporate under their articles of association or bylaws or any agreement or arrangement; or

(h)	result in a breach or violation of any Law.

3.	Authorizations.

No filing with, notice to, or Authorization of, any Governmental Entity is required by any Acquired Company as a condition to the lawful completion of the transactions contemplated by this Agreement.

4.	No Other Agreement to Purchase.

4.1

Except for the Purchaser’s right under this Agreement, and except for the Released Liens, which Liens will be released effective as of Closing and the Permitted Liens, no Person has any written or oral agreement, arrangement, obligation, option or warrant, or any right or privilege (whether by Law or by Contract, conditional or not) capable of becoming such for (a) the purchase of any of the shares of the Acquired Companies, or (b) the purchase, subscription, transfer, allotment or issuance, redemption or repayment of, any of the unissued shares or other securities of the Acquired Companies (including an option or right of pre-emption or conversion).

4.2	No Acquired Company is a party to any shareholders’ agreement, voting trust or similar arrangement with respect to the voting or ownership of shares of the Acquired Companies.

5.	Consents.

Except as disclosed in Disclosure Schedule 5, there are no consents, approvals or authorizations required to be obtained by the Acquired Companies under any Material Contract in connection with the transactions contemplated hereby.

6.	Employees.

6.1	Except as disclosed in Disclosure Schedule 6.1, folder 1.15 of the Data Room contains a list of, and complete and accurate copies of, the Employee Plans.

6.2

Each of the Employee Plans has been established, registered (as applicable), and is and has been in the last five years, maintained and administered in compliance with the terms therein contained and in accordance with all applicable laws.

6.3

Complete and accurate copies of all written Employee Plans, as amended to date, whether oral or written, summaries of the terms thereof, have been provided to Employees or to Persons entitled to benefits under the Employee Plans and have been delivered or made available to the Purchaser, together with complete and accurate copies of all documents relating to the Employee Plans, including, as applicable, all trust agreements, funding agreements, insurance contracts and policies, investment management agreements, financial statements, actuarial valuations, annual information returns, subscription and participation agreements, benefits administration contracts, and any financial administration contracts.

6.4

No amendments have been made to the Employee Plans. The Acquired Companies have no formal plans and have made no promise or commitment, whether legally binding or not, to create any additional employee plans or to improve or change the compensation or benefit provider under any Employee Plans.

6.5

All employer or employee payments, contribution or premium required to be remitted, paid, or in respect of each Employee Plan or by applicable laws have been made in a timely fashion and in accordance with all applicable laws in the terms of the Employee Plans.

6.6

Folder 1.15 of the Data Room contains a complete and accurate schedule of all Employees (on a no names basis) setting out their written key employment or engagement terms, including employee number, job title, the Acquired Company which employs or engages them, commencement date of employment, length of service, and if such Employee is active or on leave (and if on leave, the nature of such leave and expected return date), type of contract and renewal date (if applicable), details of salary or consultancy rate, bonus, commission, notice or indemnity in lieu of termination or severance payment or any other amount to be paid upon termination of employment or other distribution or benefits payable (or expected to be payable).

6.7	Folder 1.15 of the Data Room contains complete and accurate copies of:

(a)	all current written contracts of employment (with personal information redacted) of the Key Managers, Senior Employees and employment contracts templates used by the Acquired Companies;

(b)

copies of all settlement agreements (with personal information redacted) entered into in the three year period prior to the date of this Agreement with any former Senior Employee of any of the Acquired Companies (being an employee whose gross annual base salary or consultancy fee was £50,000 or more per annum);

(c)	all staff handbooks and policies which apply to all Employees; and

(d)	any consultancy or outsourcing agreements or arrangements the annual cost of which exceeds £50,000.

6.8

Disclosure Schedule 6.8 contains a complete and accurate summary of: (a) all material current or pending claims (including allegations of harassment (including sexual harassment)) made by any current or former director or officer of any Acquired Company; (b) any Employee or any former Employee of any Acquired Company against any Acquired Company or against a senior employee or former employee of any Acquired Company and of any such claims which have been threatened in writing or, to the knowledge of the Vendor, any such claims which have been otherwise threatened; and (c) any, in each case, such claims which have been made or settled in the five year period prior to the date of this Agreement;

6.9

There are no Collective Bargaining Agreements or contracts with any labour union or employee association with respect to any future agreement in force with respect to Employees, and to the knowledge of the Vendor, no Person holds bargaining rights with respect to any of the Employees, and no Person has applied to be certified as the bargaining agent of any Employees.

6.10

Except as disclosed in Disclosure Schedule 6.10, all material amounts due and owing or accrued due but not yet owing for all salary, wages, bonuses, commissions, pay equity, vacation with pay, pension benefits or other employee benefits to present or former Employees and all material amounts due pursuant to the Employee Plans have been paid or accrued for in the Financial Statements or the Interim Financial Reports.

6.11

The Acquired Companies are: (a) conducting the Business in compliance with all Laws relating to the Employees and their employment, including provisions thereof relating to employment standards, wages, pay equity, hours of work, vacation pay, overtime, termination notice or pay in lieu of termination notice, termination and severance pay, occupational health and safety, unfair labour practices, collective bargaining, equal opportunity, immigration and right to work checks or similar Laws; and (b) have properly completed and filed all material reports and filings required by such Laws, in each case, except where failure to do so would not reasonably be expected to be material to the Business.

6.12

In the three year period prior to the date of this Agreement, each Acquired Company has complied in all material respects with all Laws relating to the employment, labour, or engagement of its Employees or former Employees of any Acquired Company (including maintenance of adequate records).

6.13	Except as disclosed in Disclosure Schedule 6.13, in the 12-month period prior to the date of this Agreement:

(a)	no Employee has given or received notice terminating his employment contract or engagement and there are no proposals to terminate the employment of any Employee; and

(b)	no Acquired Company has offered, promised or agreed to any material future variation of the terms of employment or engagement of any Employee.

6.14	The Employee Plans have in the three year period prior to the date of this Agreement been operated in accordance with their governing rules or terms and all Laws.

6.15

All option or awards of any kind granted under any Employee Plan to any Employee or former Employee of any Acquired Company that have not vested or that will not be vested upon Closing will be cancelled and be no longer exercisable by the relevant Person. All options or awards of any kind granted under any Employee Plan to any Employee or former Employee that have vested or that will vest on or before Closing, will be exercisable by the relevant Person pursuant to the terms of the relevant Employee Plan.

6.16

All liabilities of any Acquired Company to account for Tax in connection with any benefit provided under any Employee Plan or in relation to any option or award which has at the date of this Agreement been exercised or has vested or lapsed, have been met in full.

6.17

No Employee or former Employee of any Acquired Company or any respective dependant thereof or any other participant in any Employee Plan has made any claim against any Acquired Company in respect of any Employee Plan and, to the knowledge of the Vendor, no event has occurred which could or might give rise to any such claim.

6.18	Except as disclosed in Disclosure Schedule 6.18, no Acquired Company is liable to pay to any of its Employees any sum whatsoever in connection with the sale of the Purchased Shares.

6.19

There are no amounts owing or agreed to be loaned or advanced by any Acquired Company to any Employee (other than amounts representing remuneration accrued due for the current pay period, accrued holiday pay for the current holiday year, in respect of season tickets for travel arrangements or for reimbursement of expenses).

6.20

Except as disclosed in Disclosure Schedule 6.20, all salaries, wages, bonuses, pay equity, commissions, fees and other benefits (including all those payable or to be granted pursuant to any Employee Plan on or before Closing, any profit sharing, long-term incentive, bonus or other incentive schemes of the Acquired Companies) of all Employees have, to the extent due, been paid or discharged in full together with all related payments to third party benefit providers and relevant authorities.

6.21

There are no outstanding offers of employment or engagement by any Acquired Company pursuant to which such individual would, from the date of their employment or engagement, become a senior management Employee, and no Person has accepted such an offer but not yet taken up the position accepted.

6.22

No Acquired Company is engaged or involved in any trade dispute with any Employee, trade union, works council, staff or employee association or any other body representing workers and no industrial action involving any Employee is now occurring or, to the knowledge of the Vendor, is threatened.

6.23	There has not been during the last 12 months prior to the date hereof any strike, slowdown, picketing or work stoppage with respect to the Employees.

6.24

No Employee or former Employee of any Acquired Company has made, to the knowledge of the Vendor, threatened to make any claim or right of action, against any Acquired Company which remains outstanding:

(a)	in respect of any accident or injury which is not fully covered by insurance or by worker compensation or health and safety legislation;

(b)	for breach of any contract of services or for services;

(c)	for breach of any Law, including such laws relating to discrimination, equal pay, harassment or working time; or

(d)	arising out of or connected with his office or employment or the termination of his office or employment.

6.25	There are no current disciplinary or grievance proceedings in respect of any Employee or former Employee of any Acquired Company and, to the knowledge of the Vendor, none are pending or threatened.

6.26

No Acquired Company is party to, bound by or proposing to introduce in respect of any Employee any redundancy payment scheme in addition to statutory redundancy pay, nor is there any agreed procedure for redundancy selection.

6.27

The Acquired Companies have in place procedures to seek to ensure that every Employee who requires permission to work in Canada, the Unites States of America, the Isle of Man, the United Kingdom (or in any other jurisdiction in which the Acquired Companies operate) has current and appropriate permission to work in such jurisdiction.

6.28

No Acquired Company (or any predecessor to any part of its business) has been party to a relevant transfer for the purposes of the Transfer of Undertaking (Protection of Employment) Regulations 2006 affecting any Employees in the last six years and no Employees have had their terms varied as a result of such a transfer

7.	Pensions.

7.1 True, accurate and complete copies of the pension schemes of the Acquired Companies (the ”Disclosed Plans”) are set out in folder 1.15.3 of the Data Room including copies of the following in relation to each pension scheme:

(a)	booklets currently in force and any announcements detailing the current entitlement to pension benefits and the Acquired Companies obligations under the Disclosed Plans;

(b)	a list of members; and

(c)	evidence of the Tax registered status of each Disclosed Plan.

7.2

Except as disclosed in Disclosure Schedule 7.2, other than the Disclosed Plans, there are no other arrangements to which each Acquired Company has or could have any liability for the purposes of providing benefits on retirement, incapacity, ill-health or death for current or past directors, Employees or former Employees (and any dependant of these) (“Relevant Person”) of any Acquired Company. No undertaking (whether enforceable or not) has been given to any Relevant Person as to the continuance, introduction, increase or improvement of any arrangement to provide such benefits.

7.3	In relation to the Disclosed Plans:

(a)	no discretion has been exercised to admit an employee to membership of the Disclosed Plans who would not otherwise be eligible;

(b)	no discretion is being exercised to provide any ex gratia or voluntary payments in connection with the Disclosed Plans;

(c)	all contributions and premiums which have become due and payable to a pension scheme in respect of any member of the Disclosed Plans have been correctly calculated and duly made; and

(d)

all benefits (other than a refund of contributions with interest where appropriate) which may be payable under the Disclosed Plans on the death of a member, or during a period of sickness or disability of a member, while in an employment to which the Disclosed Plan relates are fully insured by a policy with an insurance company.

7.4

Each Acquired Company has fulfilled all its legal obligations in all material respects with regard to paying pension and death benefits or any other benefits in relation to the Disclosed Plans (including providing equal access to membership) in respect of each Employee and there is no material dispute or, to the knowledge of the Vendor, threatened claim with regard to the benefits payable under the Disclosed Plans.

7.5	The Acquired Companies do not prohibit part-time Employees or former Employees of any Acquired Company from being a member of the Disclosed Plans.

7.6	The Disclosed Plans in the UK are registered pension schemes under the UK Finance Act 2004 and, so far as the Vendor is aware, there is no reason why registration could be withdrawn.

7.7	All benefits provided by the Disclosed Plans in the UK are “money purchase schemes” as defined in section 181 of the UK Pension Schemes Act 1993.

7.8

Each Acquired Company has not at any time employed a member of, or been connected or associated (as defined in section 51(3) of the UK Pensions Act 2004) with an employer which employed a member of, an occupational pension scheme.

7.9

No Relevant Person has a right to pension benefits which are not benefits for old age, invalidity or survivors as a result of the transfer of his contract of employment to an Acquired Company under the UK Transfer of Undertakings (Protection of Employment) Regulations 1981 or the UK Transfer of Undertakings (Protection of Employment) Regulations 2006 or the equivalent legislation implementing the Transfer of Undertakings Directive 2001/23/EC.

8.	Assets.

8.1

Except as set out in Disclosure Schedule 8.1(a)), the Acquired Companies legally and beneficially own all of the properties and assets (tangible or intangible) used in, and necessary for the operation of, the Business, including all the properties and assets reflected as being owned by them in the Financial Statements, with good and valid title thereto, free and clear of any Liens, other than Permitted Liens and those Liens identified on Disclosure Schedule 8.1(b) and, where capable of possession, are in the possession of an Acquired Company.

8.2

All plant, machinery, vehicles and equipment owned or used by the Acquired Companies and necessary for the operation of the Business are in good condition and working order having regard to their age and have been regularly and properly maintained.

8.3

Copies of any bill of sale or any hiring or leasing agreement, hire purchase agreement, credit or conditional sale agreement, agreement for payment on deferred terms or any other similar agreement to which any Acquired Company is a party, in each case, involving more than £100,000 over a 12 month period, are contained in folder 1.7 of the Data Room.

9.	Products and Stock.

9.1

Each of the products and services offered by any Acquired Company to its customers (whether or not such products or services have been distributed to such customers or maintained as stock (“Products”), is: (a) in compliance in all material respects with all Laws; and (b) fit for the ordinary purposes for which it is intended to be used and conforms in all material respects to any promises or affirmations of fact made on the container or label for such product, to the extent applicable, or in connection with its sale.

9.2

There is no design defect with respect to any of such Products and each of such Products contains warnings, presented in a reasonably prominent manner, in accordance with Laws, and current industry practice with respect to its contents and use.

9.3	Each Acquired Company’s stock is of satisfactory quality and saleable in the usual course of its Business.

9.4	No Acquired Company has supplied, or agreed to supply, goods which are defective or which fail to comply with their terms of sale.

9.5	Each Acquired Company’s level of stock is reasonable having regard to current and anticipated demand.

9.6	No Acquired Company has acquired or agreed to acquire or supply any material part of its stock of Products on terms that the property therein does not pass until full payment is made.

10.	Borrowings and Financing Arrangements.

10.1

The total amount borrowed by the Acquired Companies from its lenders does not exceed the limits of the applicable facilities and the total amount borrowed by the Acquired Companies from whatsoever source does not exceed any limitation on its borrowing contained in its articles of association or bylaws, or in any debenture or loan stock deed or other instrument.

10.2

A full and accurate list of all overdrafts, loans, grants or other financial facilities outstanding or available to the Acquired Companies is set out in Disclosure Schedule 10.2 and whether or not of a type which would be required to be shown in or reflected in the Financial Statements or the Interim Financial Report (including any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, trade bill, finance lease, hire purchase agreement, forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) and copies of all documents relating to such matters are contained in folders 1.4.3 of the Data Room. The Vendor has not, nor has any Affiliate of the Vendor done anything whereby the continuance of any such facilities in full force and effect might be affected or prejudiced.

10.3

Except as disclosed in Disclosure Schedule 10.3, no Acquired Company is a party to or is liable (including contingently) under a guarantee, indemnity or other agreement to provide surety in relation to another Person’s obligation.

10.4

Except as disclosed in Disclosure Schedule 10.4, no part of the loan capital, borrowing or indebtedness in the nature of borrowing of the Acquired Companies is dependent on the guarantee or indemnity of, or security provided by, another Person other than an Acquired Company.

10.5	No event has occurred or is subsisting or, to the knowledge of the Vendor, been alleged or is likely to arise which:

(a)

constitutes an event of default, or otherwise gives rise to an obligation to repay, or to give security under an agreement relating to borrowing or indebtedness in the nature of borrowing (or will do so with the giving of notice or lapse of time or both); or

(b)

will lead to a Lien constituted or created in connection with borrowing or indebtedness in the nature of borrowing, a guarantee, an indemnity, suretyship or other obligation of any Acquired Company becoming enforceable (or will do so with the giving of notice or lapse of time or both).

10.6

Except as disclosed in Disclosure Schedule 10.6, no Acquired Company is liable to repay an investment or other grant or subsidy made to it by any Person and no matter (including the execution and performance of this Agreement) exists which might entitle a body to require repayment of, or refuse an existing application by any Acquired Company for, the whole or part of a grant or subsidy.

10.7

The Acquired Companies are not party to any interest rate or foreign exchange hedging contract or other derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price.

11.	Insurance.

11.1

Folder 14.1 of the Data Room contains a complete and accurate list of each current insurance and indemnity policy in respect of which any Acquired Company has an interest (together, the “Policies”). Each of the Policies is valid and enforceable and is not void or voidable. To the knowledge of the Vendor, there are no matters that exist which might make any of the Policies void or voidable or enable any insurer to refuse payment of all or part of any claim under the Policies.

11.2

Each Acquired Company has in the three year period prior to the date of this Agreement been adequately insured against accident, damage, injury, third party loss (including product liability), loss of profits and any other risk normally insured by a prudent person operating the types of business operated by the Acquired Companies.

11.3

No claim by any Acquired Company is outstanding under any of the Policies and, to the knowledge of the Vendor, no matter exists which might give rise to a claim by any Acquired Company under any of the Policies, except as contained in Disclosure Schedule 11.3.

11.4

The Acquired Companies have paid all premiums when due in respect of all the Policies and, to the knowledge of the Vendor, have not done or omitted to do anything which might result in an increase in the premium payable under any of the Policies.

12.	Constitution and Corporate Records.

12.1	Except as disclosed in Disclosure Schedule 12.1, the Corporate Records contained in folder 1.4 of the Data Room are complete and accurate in all material respects, and contain copies of all of:

(a)

the Governing Documents (and all modifications thereto) and material resolutions adopted by the shareholders or equivalent and directors of each Acquired Company since the date of its incorporation, all of which have been duly adopted or ratified prior to the date of this Agreement;

(b)	the registers of all past or present securities, shareholders or equivalent and securities issuances, redemptions and transfers; and

(c)	the registers of directors, listing all former and present directors of each Acquired Company.

12.2	Each Acquired Company has the power to carry on its business as now conducted and the business of each Acquired Company has at all times been carried on intra vires.

12.3

Except as disclosed in Disclosure Schedule 12.3, there are no powers of attorney executed by any Acquired Company conferring on any Persons (other than the Acquired Companies’ directors or officers) any authority to enter into any transaction on behalf of, or to bind, any Acquired Company in any way and which power of attorney remains in force.

12.4

The registers of members of each Acquired Company have been properly kept, are up to date and contain true and complete records of the members from time to time of each Acquired Company and neither of the Acquired Companies nor the Vendor has received any written notice or, to the knowledge of the Vendor, allegation that any of the records of such members is incorrect or incomplete or should be rectified.

12.5

Except as disclosed in Disclosure Schedule 12.5, the statutory books of each Acquired Company are up to date, in the possession of the Acquired Companies and are accurate and complete in accordance with Laws for each Acquired Company.

12.6	All resolutions, annual returns and other documents required to be delivered to the relevant Governmental Entity have been properly prepared and filed and were true and complete.

13.	Intellectual Property.

13.1

Disclosure Schedule 13.1 contains a complete and accurate list of all the Intellectual Property registered in the Acquired Companies’ name or for which applications for registrations are pending. To the knowledge of the Vendor, each such registered Intellectual Property is valid, subsisting and enforceable.

13.2

Save for the Excluded Licences, each of the Acquired Companies owns, or has the right to use, all computer software, servers and programs required to carry on the Business as currently conducted by it, other than such computer software, servers and programs, the absence of which would not reasonably be expected to be material to the Business.

13.3

There are no claims, actions, proceedings or suits pending or, to the knowledge of the Vendor, threatened against the Acquired Companies challenging the validity or scope of any Intellectual Property owned by the Acquired Companies or the Acquired Companies’ rights thereto, which would reasonably be expected to be material to the Business.

13.4

There are no claims, actions, proceedings or suits pending or, to the knowledge of the Vendor, threatened against the Acquired Companies asserting that an Acquired Company infringes any Intellectual Property of any third Person, which would reasonably be expected to be material to the Business.

13.5

Except as disclosed in Disclosure Schedule 8.1(a) and Disclosure Schedule 13.5, each Acquired Company either owns, or has licenses for, all the Intellectual Property used by it in the conduct of the Business as conducted in the preceding 12 months from the date of this Agreement, other than such Intellectual Property the absence of which would not reasonably be expected to be material to the Business.

13.6

Except as disclosed in Disclosure Schedule 13.6, (a) all required filings and fees due related to the Intellectual Property registrations have been timely filed with and paid to the relevant Governmental Entities and authorised registrars, and (b) there are no actions (including the payment of any registration, maintenance or renewal fees or the filing of any responses to office actions or other filings) that must be taken by any Acquired Company within 90 days of the Closing Date for the purposes of obtaining, maintaining, perfecting, preserving or renewing any of the Intellectual Property registrations. To the extent any Intellectual Property registration is held by assignment, such assignment has been duly recorded with the Governmental Entities from which such Intellectual Property registration was issued or granted, or in the case of an application, before which such Intellectual Property registration is pending.

13.7

Except as disclosed in Disclosure Schedule 13.7, save for Intellectual Property licensed to any Acquired Company, the Acquired Companies are the sole and absolute legal and beneficial owners (free of any Lien (other than the Permitted Liens and the Released Liens)) of all Intellectual Property used in connection with the Business and where appropriate such Intellectual Property is registered in or applied for in the name of an Acquired Company.

13.8

Except as disclosed in Disclosure Schedule 13.8, no rights to any of the Intellectual Property necessary for the operation of the Business of the Acquired Companies as now conducted will not be adversely affected by the transaction contemplated by this Agreement or any of the Ancillary Agreements.

13.9

All registration and renewal fees have been paid when due in relation to the Intellectual Property which is registered or applied for in the name of any Acquired Company. Except as disclosed in Disclosure Schedule 13.9, all reasonable procedural steps with respect to the Intellectual Property have been taken for the protection and maintenance of such Intellectual Property and all reasonable procedural steps have been taken for the maintenance and protection of unregistered Intellectual Property owned by any Acquired Company.

13.10

The terms of all licences or rights which have been granted to any Acquired Company or which are being currently negotiated or other agreements or consents or undertakings entered into by any Acquired Company or the Vendor relating to the Intellectual Property used in the Business are set out in folder 1.15.3.1 of the Data Room and none of the Acquired Companies or the Vendor are obliged to enter into any such agreement relating to the Business of the Acquired Companies. There neither has been nor is a breach nor is there any fact or matter which would or may create a breach of such licences or undertakings.

13.11

The use by any Acquired Company of any Intellectual Property used in the Business, and the processes or methods employed, services provided, business conducted and the products used, manufactured and dealt in or supplied by the Acquired Companies do not, nor did they at the time used, manufactured, dealt in or supplied, infringe the Intellectual Property of any other Person.

13.12	To the knowledge of the Vendor, no third party is infringing or misusing or threatening to infringe or misuse the Intellectual Property owned by or licensed to any Acquired Company.

13.13	No Acquired Company is subject to any injunction, undertaking or court order or order of any other authority of competent jurisdiction not to use or restricting the use of any Intellectual Property.

13.14

No Acquired Company has entered into any confidentiality or other agreement which restricts the free use or disclosure of the Confidential Information or Company Knowhow to an extent which is material in the operations of the Business.

13.15

All current and former employees, contractors and consultants of each Acquired Company whose duties or responsibilities include the creation, development or invention of Intellectual Property for any Acquired Company have entered into agreements with and in favour of the relevant Acquired Company that convey to that Acquired Company all right, title and interest that such employees, contractors and consultants may possess in and to such Intellectual Property. Each such current and former employee, contractor and consultant has irrevocably waived in writing its non- assignable rights (including moral rights) to any IPR created by it on behalf of the Acquired Companies.

13.16

The Corporation does not receive any identifiable income from holding or exploiting any Intellectual Property (whether in the form of royalties, licence fees, franchise fees or any other payments arising from allowing a third party to use the Corporation’s Intellectual Property).

14.	Information Technology and Data Protection.

14.1

Except as disclosed in Disclosure Schedule 14.1, the Systems used in connection with the Business are adequate for the immediate and future needs of the Business, including as to the system capacity and ability to process current peak volumes in a timely manner.

14.2

In the 12 months prior to the date hereof the Acquired Companies have not suffered and, to the knowledge of the Vendor, no other Person has suffered any failures or bugs in or breakdowns of any System used in connection with the Business which have caused any substantial disruption or interruption in or to its use and to the knowledge of the Vendor, there is no fact or matter which may so disrupt or interrupt or affect the use of such equipment following the acquisition by the Purchaser of the Purchased Shares pursuant to this Agreement on the same basis as it is presently used.

14.3	None of the software or technical manuals used by any of the Acquired Companies have been copied wholly or substantially from any material in which any of the Acquired Companies do not own copyright.

14.4

Except as disclosed in Disclosure Schedule 14.4, all Systems, excluding software, used in the Business are owned and operated by and are under the control of the relevant Acquired Company and are not wholly or partly dependent on any facilities which are not under the ownership, operation or control of any Acquired Company. Except as disclosed in Disclosure Schedule 14.4, no action will be necessary to enable such systems to continue to be used in the Business to the same extent and in the same manner as they have been used prior to the date hereof.

14.5

Except as disclosed in Disclosure Schedule 14.5, each Acquired Company is validly licensed to use the software used in its business and no action will be necessary to enable it to continue to use such software to the same extent and in the same manner as they have been used prior to the date hereof.

14.6

Except as disclosed in Disclosure Schedule 14.6, the software used in the Business does not contain, use, incorporate or otherwise include any Open Source Software that is material to the operations of the Business.

14.7	The only website accessible by the Internet and used in connection with the Business is at https://www.prometicbioseparations.com (the “Website”).

14.8	Except as disclosed in Disclosure Schedule 14.8, the Website:

(a)	has not had any issue that has adversely affected its availability, users or the ability of the Acquired Companies to carry on its Business;

(b)	has not been subject to, or used in connection with, any denial of service or other cyber attack; or

(c)	is not hosted outside of the European Economic Area.

14.9	Except as disclosed in Disclosure Schedule 14.9, the Website:

(a)	is hosted using adequate server capacity, and is otherwise able, to deal with peak user volumes in a timely manner;

(b)	has terms of use currently available on it, which apply to all Persons that have used such Website; and

(c)	is used for information purposes only and not for transactional purposes.

14.10	Disclosure Schedule 14.10 comprises a complete and accurate list of domain names registered or used by the Acquired Companies (including details of registrars and registrants).

15.

Data Protection. Each Acquired Company complies, and has complied in the three year period prior to the date of this Agreement, in all material respects with, and, except as disclosed in Disclosure Schedule 15, has in place all necessary registrations, notifications and procedures to comply with, the Data Protection Law, as applicable.

16.	Financial Statements.

16.1	The

(a)

Corporation Financial Statements have been prepared in accordance with Laws and United Kingdom Accounting Standards and present a true and fair view of the assets, liabilities and financial position of the Corporation and the results of its operations and cash flows as at and for the periods therein specified; and

(b)

PMI Financial Statements have been prepared in accordance with Laws and IFRS (except for the absence of notes thereto) and present a true and fair view of the assets, liabilities and financial position of PMI and the results of its operations as at and for the periods therein specified; and

(c)

PBL Financial Statements have been prepared in accordance with Laws and United Kingdom Accounting Standards and present a true and fair view of the assets, liabilities and financial position of Prometic Bioseparations Ltd and the results of its operations as at and for the periods therein specified.

16.2	The Interim Financial Reports of:

(a)	the Corporation have been prepared in accordance with IFRS (except for the absence of notes thereto and applicable disclosures required by IFRS);

(b)	PMI have been prepared in accordance with IFRS (except for the absence of notes thereto and applicable disclosures required by IFRS); and

(c)	Prometic Bioseparations Ltd (UK) have been prepared in accordance with IFRS,

and, in each case, on a consistent basis with Financial Statements relating to such company and with due care and attention and present fairly and with reasonable accuracy the state of affairs and profit or loss of the relevant company as at and for the nine (9) month period ended on September 30, 2019, the 12 month period ended on 31 December 2017 and the 12 month period ended on 31 December 2018 (as applicable).

16.3

The Financial Statements of each of the Corporation and PMI, as applicable, have been prepared, unless otherwise expressly stated therein, on a basis consistent with the basis applied in the corresponding accounts for the three preceding financial periods relating to such Financial Statements.

16.4

The applicable Financial Statements and the Interim Financial Reports make adequate provision or reserve for or disclose all liabilities (including all contingent or deferred liability to Tax) of the Corporation and PMI whether actual, contingent or otherwise.

16.5

All accounts, notes receivable and other receivables are, and all accounts and notes receivable arising from or otherwise relating to the business of the Acquired Companies as of the Closing Date will be, valid, genuine and fully collectible in the aggregate amount thereof. All accounts, notes receivable and other receivables arising out of or relating to such business of the Acquired Companies as of the Accounts Date have been included in the Financial Statements and the Interim Financial Reports for each of the Corporation and PMI, as applicable.

16.6

Disclosure Schedule 16.6 contains a complete list of all intercompany balances as of the Accounts Date between the Vendor or any of its Affiliates (including PRDT) and any Acquired Company. Since the Accounts Date there has not been any accrual of any liability by any Acquired Company to the Vendor or any of its Affiliates (including PRDT) or other transaction between any Acquired Company and the Vendor, except in the Ordinary Course and consistent with past practice.

16.7

No Acquired Company is engaged in any financing (including the incurring of any borrowing or any indebtedness in the nature of acceptances or acceptance credits) of a type which would not be required to be shown or reflected in the Financial Statements.

16.8

The books of account and all other records of each Acquired Company (including any which any of them may be obliged to produce under any contract now in force) are in their possession, up to date, accurate and complete and have been prepared in accordance with applicable Law and applicable standards, principles and practices generally accepted in the countries of their incorporation.

16.9	The accounting reference date of each Acquired Company is, and during the last six years has always been, 31 December.

16.10	In the Financial Statements and the Interim Financial Reports:

(a)	stock was valued in the same way as in the two preceding financial years and on the basis of the lower of cost and net realisable value; and

(b)	all redundant and obsolete stock was written off and full provision was made for all slow moving and damaged stock.

17.	Validity of Agreements.

17.1

Neither the Vendor nor any Acquired Company has any knowledge of the invalidity or unenforceability of, or a ground for termination, avoidance or repudiation of, an agreement, arrangement or obligation to which any Acquired Company is a party. No Person with whom any Acquired Company has entered into an agreement, arrangement or obligation has given notice of its intention to terminate, or has sought to repudiate or disclaim, the agreement, arrangement or obligation.

17.2

No party with whom any Acquired Company has entered into an agreement or arrangement is in material breach of the agreement or arrangement and, to the knowledge of the Vendor, no matter exists which might give rise to such breach.

17.3	No Acquired Company is in material breach of any agreement or arrangement and to the knowledge of the Vendor, no matter exists which might give rise to such breach.

17.4

No orders or similar instructions have been made by any court or other competent authority requiring the modification of any agreement, arrangement or obligation to which any Acquired Company is party and to the knowledge of the Vendor, there are no circumstances which could give rise to any such order or similar instruction in the future.

18.	Material Contracts.

18.1

Except for the Contracts disclosed in folder 1.5 of the Data Room (all such Contracts disclosed or required to be disclosed being the “Material Contracts”), no Acquired Company is a party to or bound by:

(a)	any Contract with a Substantial Customer or a Substantial Supplier;

(b)	any ongoing Contract for the purchase or lease of materials, supplies, equipment or services involving in the case of any such Contract more than £100,000 in any 12-month period;

(c)	any Contract that provides for payments to, or commitments in favour of, such Acquired Company in excess of £50,000 in any 12-month period;

(d)

any trust indenture, deed of hypothec, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, swaps, commodities or other hedging or derivative arrangement,

(e)	any Contract for capital expenditures in excess of £50,000 in the aggregate;

(f)	any Contract limiting the freedom of such Acquired Company to engage in any line of business, compete with any other Person or conduct the Business in any geographic area;

(g)	any Contract not made in the Ordinary Course;

(h)	any Contract that is incapable of termination in accordance with its terms, by any Acquired Company, on less than three months’ notice;

(i)

any Contract that contains any “change of control” provision, exclusivity obligation, “most favoured nation”, any type of special discount rights, “right of first refusal” or provision or rights of first negotiation or guaranteed minimum purchase or sale obligation in connection with use or distribution by any Acquired Company of third party rights, products or services, or anything similar to the foregoing;

(j)

an agreement, arrangement or obligation by which any Acquired Company is a member of a joint venture, consortium, partnership or association (other than a bona fide trade association), shareholder or similar arrangement or agreement or any agreement which purports to regulate control or otherwise affects the voting or disposition of its shares; or

(k)	a distributorship, promotional, representation, franchising, agency, marketing, licensing or management agreement or arrangement; or

(l)	any Contract with any Person with whom such Acquired Company does not deal at arm’s length.

18.2

The Acquired Companies are not in material breach, default or violation or, to the knowledge of the Vendor, alleged to be in such breach, default or violation of, any Material Contract and, to the knowledge of the Vendor, all the covenants to be performed by any other party to Material Contracts have been performed in all respects. Each of the Material Contracts is in full force and effect, unamended, and, except as disclosed in Disclosure Schedule 18.2, there exists no actual, anticipated or, to the knowledge of the Vendor, alleged default or event of default or event or condition (including the sale of the Purchased Shares) which will result in a breach, default or violation by an Acquired Company, or the acceleration of any obligation, under any Material Contract or, to the knowledge of the Vendor, by any other party under any Material Contract.

18.3	Except as disclosed in Disclosure Schedule 18.3 and other than in connection with the Reorganization, no Related Party:

(a)	is a party to a Related Party Transaction;

(b)

directly or indirectly owns, or otherwise has any right, title or interest in, to or under, any property, asset or right, tangible or intangible, that is used by any Acquired Company or otherwise relating to the business of any Acquired Company;

(c)

is engaged, directly or indirectly, in the conduct of the business of or provides services to any Acquired Company (other than in its capacity as a Vendor or as a director, officer or employee of any Acquired Company); or

(d)

to the knowledge of the Vendor, has any claim or right against any Acquired Company, other than, in the case of any current or former director or officer of any Acquired Company, rights and claims for indemnification or to advancement or reimbursement of expenses that any such Person may have in such capacity under applicable Law, the constitutional documents of any Acquired Company , or any Contract with any Acquired Company , or in the case of any contractor of any Acquired Company , any right or claim which such Person may have arising out of or related to such status with respect to payment of accrued and unpaid wages, compensation earned, unreimbursed routine business expenses and/or coverage under any employee plan or scheme.

18.4

Except as disclosed in Disclosure Schedule 18.4, all Related Party Transactions and all Contracts and accounts (excluding any employee plan or scheme) between any Acquired Company and any Related Party have been, or will be prior to Closing, terminated, cancelled, paid or otherwise settled, without any continuing liability or obligation of any Acquired Company thereunder prior to Closing.

19.	Customers and Suppliers.

19.1

Disclosure Schedule 19.1 contains a list setting forth the Substantial Customers. Since the Accounts Date, no Substantial Customer has: (a) notified the Acquired Companies, the Vendor or its Affiliates in writing that it intends to terminate its business relationship with the Acquired Companies; or (b) to the knowledge of the Vendor, notified the Acquired Companies, the Vendor or its Affiliates verbally that it intends to terminate its business relationship with the Acquired Companies.

19.2

Disclosure Schedule 19.2 contains a list setting forth the Substantial Suppliers. Since the Accounts Date, no Substantial Supplier has: (a) notified the Acquired Companies, the Vendor or its Affiliates in writing that it intends to terminate its business relationship with the Acquired Companies; or (b) to the knowledge of the Vendor, notified the Acquired Companies, the Vendor or its Affiliates verbally that it intends to terminate its business relationship with the Acquired Companies.

20.	Owned Property.

No Acquired Company owns, or has owned in the last three years, any real property or any interest in real property.

21.	Leased Property.

21.1

Folders 1.7.1 and 1.7.3 of the Data Room lists each real property leased or subleased by any Acquired Company (collectively, the “Leased Properties”) and sets forth the name of the corresponding landlord and the date of the corresponding lease (collectively, the “Leases”), together with complete and accurate copies of such Leases. The Leased Properties comprise all the land and buildings owned or occupied or otherwise used by the Acquired Companies in connection with its business or otherwise.

21.2

Neither the Acquired Companies nor, to the knowledge of the Vendor, any other party thereto, is in material breach, default or violation of, any of the Leases and, to the knowledge of the Vendor, all the covenants to be performed by any other party to such Leases have been performed in all material respects.

21.3

Except for the Leased Properties, no Acquired Company has any actual obligations or actual or contingent liabilities (in any capacity, including as principal contracting party or guarantor) in relation to any property formerly owned or occupied by it (the Previously-owned Land and Buildings) or any lease, licence or other interest in, or agreement relating to, land. No Acquired Company has given any guarantee or indemnity for any liability relating to the Leased Properties, any Previously-owned Land and Buildings or any other land and buildings.

21.4

The relevant Acquired Company is legally and beneficially entitled to exclusively occupy the Leased Properties and no other Person is in (or actually or conditionally entitled to) possession, occupation, use or control of the Leased Properties.

21.5

To the knowledge of the Vendor, there are no agreements, covenants, restrictions, exceptions, reservations, conditions, rights, privileges or stipulations set out in an agreement entered into by an Acquired Company relating to the Leased Properties which materially and adversely conflict with the use thereof in the Ordinary Course of business of the Acquired Companies.

21.6

To the knowledge of the Vendor, the relevant Acquired Company has duly performed, observed and complied with all material covenants, restrictions, exceptions, reservations, conditions, agreements, statutory and common law requirements, by-laws, orders, building regulations and other stipulations and regulations affecting the Leased Properties, and no Acquired Company has received any written notice of non-performance, non-observance or non-compliance with any of the foregoing in respect of any of the Leased Properties.

21.7

To the knowledge of the Vendor, all material outgoings (including all material rents due) in respect of the Leased Properties have been paid to date and no written notice of any alleged material breach of any of the material terms of any lease or tenancy agreement in respect of the Leased Properties has been served on any Acquired Company.

21.8

No written enforcement or other notices or proceedings in respect of any of the Leased Properties have been received by an Acquired Company and, to the knowledge of the Vendor, there is no resolution or proposal for compulsory acquisition of any of the Leased Properties by the local or any other authority nor any outstanding order, notice or other requirement of any such authority that affects the use of the Leased Properties.

21.9

No Acquired Company is a party to any outstanding disputes in respect of the Leased Properties which if adversely determined would materially affect the use of the Leased Properties for the purposes for which they are now used or proposed to be used.

21.10	To the knowledge of the Vendor, the Leased Properties enjoy access to services for water, drainage, electricity and gas sufficient for the purposes of the business of the Acquired Companies.

21.11

The buildings and other structures on the Leased Properties are in good and substantial repair and fit for the purposes for which they are presently used. No building or structure on the Leased Properties has at any time during our occupation been affected by any structural damage, structural disrepair, dry or wet rot, timber infestation, disease or other material defect.

21.12	The Leased Properties are not subject to the payment of any outgoings other than the usual rates and taxes.

22.	Construction.

22.1	In this clause, the following definitions apply:

(a)	“Building Contractor” means the contractor or contractors who designed and/or constructed the relevant Project;

(b)

“Construction Statutes” means all regulations and statutes that relate to the Projects and properties and includes, but is not limited to, such statutes as the Health and Safety at Work etc. Act 1974; Part II of the Housing Grants, Construction and Regeneration Act 1996; the Control of Asbestos Regulations 2012; the Construction (Design and Management) Regulations 2007; the Construction (Design and Management) Regulations 2015 and all regulations, rules and delegated legislation under, or relating to, such statutes;

(c)	“Professional Team” means the professional consultants who designed, costed, and/or managed the construction of the relevant Project; and

(d)

“Project” means any development or construction of a site or property undertaken by or on behalf of the Acquired Companies, including, not limited to, the construction projects in relation to Units 1 and 2B, and the Car Park extension at The Free Port, Isle of Man, and fit-out works at Horizon Park, Cambridge.

22.2

To the knowledge of the Vendor, the Acquired Companies, Building Contractors, Professional Team, and all subconsultants and subcontractors, have complied with all applicable statutory and bye-law requirements, and all regulations, rules and delegated legislation, relating to the design, management, development and construction of each Project, including all requirements under the Construction Statutes and all requirements of statutory undertakers.

22.3	Except as disclosed in Disclosure Schedule 22.3, there are no development works, redevelopment works or fitting-out works outstanding in respect of any Project.

22.4	There have been no material defects in relation to the design or construction of any Project and, to the knowledge of the Vendor, there are no defects in the design or construction of any Project.

22.5

No notices, complaints or requirements have been issued or made (whether formally or informally) by any Governmental Entity in relation to the design, development and construction of any Project and to the knowledge of the Vendor there are no matters which could lead to any such notice, complaint or requirement being issued or made.

22.6

There have not been and are not any disputes between any of the Acquired Companies and any member of the Professional Team or Building Contractor in respect of any Project (or between an Acquired Company and the owner or occupier of any other premises adjacent to or neighbouring any property in relation to a Project) in connection with the design, development or construction of that Project and, to the knowledge of the Vendor, there are no circumstances that may give rise to any such dispute after the date of this agreement.

22.7

In relation to each Project, the Professional Team was properly co-ordinated and to the knowledge of the Vendor each member of the Professional Team performed and observed the terms of its professional appointment.

22.8	The Professional Team for each Project were appointed on terms that would be reasonably acceptable to any institution buying or providing funding to the relevant Project. Such appointments include:

(a)

the consultant shall carry out its works, and any design, to the standard of skill and care reasonably expected of a competent consultant of that profession, experienced with a project of a similar size, scope, and complexity;

(b)	where applicable, the consultant shall have and maintain Professional Indemnity Insurance or Product Liability Insurance at an appropriate level for the scope, value, and complexity of the Project;

(c)	where applicable, the consultant shall not specify or use deleterious materials; and

(d)	any subcontractors and subconsultants will be appointed in a form acceptable to any institution buying or providing funding in relation to the Project.

22.9

In relation to each Project, each Building Contractor performed and observed the terms of its building contract in all material respects, and, if there was more than one Building Contractor working at any Project, its work was properly co-ordinated with the other Building Contractors at that Project.

22.10	Each Building Contractor was appointed on terms that would be reasonably acceptable to any institution buying or providing funding to the relevant Project. Such building contracts include:

(a)

the Building Contractor shall carry out its works, and any design, to the standard of skill and care reasonably expected of a competent building contractor, experienced with works of a similar size, scope, and complexity;

(b)

where applicable, the Building Contractor shall have and maintain Professional Indemnity Insurance or Product Liability Insurance at an appropriate level for the scope, value, and complexity of the Project;

(c)	the Building Contractor shall not specify or use deleterious materials; and

(d)

any subcontractors and subconsultants will be appointed in a form acceptable to any institution buying or providing funding in relation to the Project, and the Acquired Company is entitled to collateral warranties in its favour.

22.11	Except as disclosed in Disclosure Schedule 22.11, the development and construction of each Project was carried out:

(a)	diligently, in a good and workmanlike manner and in accordance with good building practice;

(b)	using only good quality materials;

(c)	in material compliance with, to the extent applicable, all relevant British Standards, codes of practices and good building practice; and

(d)	by selecting and using materials so as to avoid hazards to the health and safety of any Person and to ensure the integrity of the structure, property, and site to which the Project relates.

22.12

All design carried out by the Building Contractor, the Professional Team, and any subcontractors and subconsultants, has been performed to the standard of skill and care reasonably to be expected of a competent consultant of that profession experienced in works of a similar size, scope, and complexity as the relevant Project.

22.13	The Acquired Companies have no outstanding liabilities whether financial or otherwise in relation to any Project and all:

(a)	accounts with the Building Contractor and Professional Team in respect of each Project have been settled and paid in full by the Acquired Companies; and

(b)	to the Vendor’s knowledge, retentions held by an Acquired Company in relation to any Project have been released to the relevant Building Contractor.

22.14

The Building Contractors, Professional Team, and all relevant subconsultants and subcontractors maintain up to date Professional Indemnity or Product Liability Insurance (as appropriate) at adequate levels and as set out in the relevant building contract, appointment, or subcontract.

22.15

All manufacturer and supplier warranties in favour of the Professional Team or Building Contractors have been assigned, where possible, to an Acquired Company, or otherwise a collateral warranty, in a form acceptable to an institution buying or funding the relevant Project, has been provided by the manufacturer or supplier in favour of the Acquired Company.

22.16

Copies of all reports, statements and certificates and any other development and construction information held by the Vendor or the Acquired Companies in connection with each Project including copies of all agreements with any Building Contractor and the Professional Team are available on-site and no other parties were involved in any design work in respect of any Project.

23.	Capitalization.

23.1

The issued share capital of the Corporation is as set out in Disclosure Schedule 23.1. The Purchased Shares have been duly authorized and validly issued as fully-paid and non-assessable and constitute all of the issued and outstanding shares in the capital of the Corporation. Except as set out in Disclosure Schedule 23.1, there are no outstanding options, warrants, securities, debentures, loans or notes convertible into or exchangeable for any shares or other securities of the Corporation which have been issued by the Corporation.

23.2

The Subsidiaries’ Securities are as set out in Disclosure Schedule 23.2. The Subsidiaries’ Securities have been duly authorized and validly issued as fully-paid and non-assessable and constitute all of the issued and outstanding shares in the capital of the Subsidiaries. Except as set out in Disclosure Schedule 23.2, there are no outstanding options, warrants, securities, debentures, loans or notes convertible into or exchangeable for any shares or other securities of the Subsidiaries which have been issued by the Subsidiaries.

23.3

Except for the Subsidiaries’ Securities and except as set out in Disclosure Schedule 23.3, none of the Acquired Companies owns any shares or other ownership, equity or proprietary interest in any Person. Each Subsidiary is a wholly owned subsidiary of the Corporation and each of the shares of each such company has been properly allotted and issued and is fully paid or credited as fully paid.

23.4

Other than any Lien relating to the Permitted Liens or the Vendor’s Credit Facilities, there is no Liens in relation to any of the shares or unissued shares in the capital of any of the Acquired Companies. Other than the Permitted Liens and the Liens relating to the Vendor’s Credit Facilities, to the knowledge of the Vendor no Person has claimed to be entitled to a Lien in relation to any of the shares of any of the Subsidiaries and no Acquired Company is under any obligation (whether actual or contingent) to sell, charge or otherwise dispose of any shares in any of the Subsidiaries or any interest therein to any Person.

23.5

No Acquired Company has any branch, division, agency, place of business, operation outside its country of incorporation except for Prometic Bioseparations (UK) (No. FC027128) and Prometic Bioseparations (UK) (No. BR009067) which is the UK establishment of the Corporation.

24.	Conduct of Business in Ordinary Course.

Except as disclosed in Disclosure Schedule 24 and other than in connection with the Reorganization, since the Accounts Date none of the Acquired Companies have:

(a)	amended its Governing Documents;

(b)	suffered any change that has resulted in a Material Adverse Effect;

(c)	made any material change in its accounting methods which is not required by IFRS or United Kingdom Accounting Standards;

(d)	declared, paid or made a dividend or other distribution except to the extent provided in the Interim Financial Reports;

(e)	borrowed any amount in excess of £100,000 except borrowing from banks (or similar financial institutions) necessary to meet Ordinary Course working capital requirements;

(f)	repaid any sum in the nature of borrowings in advance of any due date or made any loan;

(g)	sold, assigned or transferred any tangible assets with a fair market or book value in excess of £100,000 except in the Ordinary Course;

(h)	removed any auditor or accountant or had any auditor or accountant resign;

(i)

sold, leased, licensed, modified, assigned or transferred, abandoned or permitted to lapse, transfer or dispose of, created or incurred any Lien on, or failed to take any action necessary to maintain, enforce or protect, any patents, trademarks, trade names, copyrights or trade secrets;

(j)	sold, leased, licensed, assigned, transferred or otherwise disposed of, or incurred any Lien on any material asset, security, properties, interests or any part of its business;

(k)	entered into, or agreed to enter into, any Related Party Transaction;

(l)	acquired or agreed to acquire an asset for an amount which is higher than open market arm’s-length value;

(m)	cancelled any material debts owed to or material claims held by it;

(n)	suffered any material damage, destruction or loss not covered by insurance;

(o)

received any cancellation or nonrenewal of any orders in excess of £100,000 on an individual basis or orders in excess of £100,000 in the aggregate or any cancellation or nonrenewal of any contract or agreement authorising any Acquired Company to use the Intellectual Property of any third parties;

(p)

made, or agreed to make, any capital expenditures exceeding £250,000 in the aggregate or incurred, or agreed to incur, a commitment or connected commitments involving capital expenditure exceeding in total £250,000;

(q)

disposed of, or agreed to dispose of, an asset or assumed or incurred, or agreed to assume or incur, a liability, obligation or expense (actual or contingent), other than in the Ordinary Course of trading consistent with past practice;

(r)	disposed of or agreed to dispose of an asset for an amount which is lower than book value or an open market arm’s-length value, whichever is the higher;

(s)	increased the compensation, remuneration or benefits payable to any of its directors, officers or Senior Employees other than in the Ordinary Course or as contemplated in any Contract;

(t)	established, adopted, entered into or amended any Employee Plans, except as contained in folder 1.15 of the Data Room;

(u)

increased, or promised to increase, the compensation, bonus or other compensation or benefits payable to any Employee except for annual salary increases of no more than five percent in the aggregate made in the Ordinary Course;

(v)

terminated the employment or services of or entered into any termination, notice, pay in lieu of notice, retention, severance or change of control agreement with, any officer of such Acquired Company or any Senior Employee or granted any severance or termination pay to any such individual; or

(w)	settled any litigation or claims, or suffered any judgments, requiring payment by the such Acquired Company in excess of £100,000 or granting injunctive relief or specific performance.

24.2

Since the date of the Accounts Date, each Acquired Company has carried on its business in the ordinary and usual course consistent with past practice and so as to maintain the business as a going concern and without any material alteration in the nature, scope or manner of such business.

24.3

There has been no material reduction in the value of, or a revaluation of, any Acquired Company’s assets specified in the Financial Statements or any write-off of accounts receivable of any Acquired Company specified in the Financial Statements.

25.	Tax Matters.

25.1

All Tax for which each Acquired Company has been, or is, liable to account has been duly paid (insofar as such Tax ought to have been paid) and no penalties, fines, surcharges or interest have been incurred.

25.2

Each Acquired Company maintains complete and accurate records, invoices and other information in relation to Tax that meet all legal requirements and enable the tax liabilities of each Acquired Company to be calculated accurately in all material respects.

25.3

All Tax deductible and Tax withholdings under any Tax law has, so far as required to be deducted or withheld, been deducted or withheld from all payments made (or treated as made) by any Acquired Company. All amounts due to be paid to the relevant tax authority on or before the date of this Agreement have been so paid.

25.4

No Acquired Company is, or will become, liable to make to any Person (including any tax authority or Governmental Entity) any payment in respect of any liability to Tax which is primarily or directly chargeable against, or attributable to, any other Person (other than an Acquired Company).

25.5

The Financial Statements make full provision or reserve in accordance with generally accepted accounting principles for all Tax for which the Acquired Companies are accountable at that date. Proper provision has been made and shown in the Financial Statements for deferred tax in accordance with generally accepted accounting principles.

25.6

The Acquired Companies are and always have been resident in their country of incorporation for Tax purposes and have not, at any time been treated as resident in any other jurisdiction for the purposes of any double taxation arrangements or for any other tax purposes.

25.7	Except as disclosed in Disclosure Schedule 25.7, no Acquired Company has a permanent establishment or taxable presence outside of its country of incorporation.

25.8

All transactions or arrangements made by the Acquired Companies have been made on arm’s length terms and the processes by which prices and terms have been arrived at have, in each case, been fully and timely documented. No notice, enquiry or adjustment has been made by any tax authority in connection with any such transactions or arrangements.

25.9

No Acquired Company has been involved in any transaction or series of transactions the main purpose, or one of the main purposes of which, was the avoidance of Tax, or any transaction that produced a loss for Tax purposes with no corresponding commercial or economic loss.

25.10	Each Acquired Company is a taxable Person and each is registered for the purposes of any applicable Indirect Tax.

25.11	No Acquired Company is or has been, a member of a group for the purposes of Indirect Tax other than a member of a group consisting only of Acquired Companies.

25.12

All supplies made by the Acquired Companies are subject to Indirect Tax and such Indirect Tax has been properly collected and remitted to the appropriate Governmental Entity. No Acquired Company has been, or will be, denied full credit or allowance for all Indirect Tax paid or suffered by it.

25.13

Any document that may be necessary or desirable in proving the title of the Acquired Companies to any asset which is owned by the Acquired Companies at Closing is duly stamped for stamp duty purposes or has had the transfer or registration tax due in respect of it paid.

25.14

Neither entering into this Agreement nor Closing will result in the withdrawal of any stamp duty or transfer or registration tax relief granted on or before Closing which will affect the Acquired Companies.

25.15

The Disclosure Schedule 25.15 sets out full and accurate details of any asset acquired or held by the Acquired Companies before Closing in respect of which to the knowledge of the Vendor, or ought reasonably to be aware, that an additional Tax Return will be required to be filed with a tax authority or Governmental Entity and/or a payment of stamp duty or transfer or registration tax made on or after Closing.

25.16

Each Acquired Company has within applicable time limits made all Tax Returns, provided all information, given all notices, submitted all accounts and computations, obtained all registrations and maintained all records in relation to Tax as it is required to make, provide, give, submit, obtain or maintain and all such Tax Returns, accounts, computations, information and notices were, and remain, correct and accurate in all material respects, and are not the subject of any dispute.

25.17

No Acquired Company is involved in a dispute or disagreement with a tax authority and no Acquired Company is or has, within the last 6 years, been the subject of an investigation, enquiry, assessment, audit, non-routine visit or review by any tax authority and, so far as the Vendor is aware, there are no facts or circumstances which are likely to give rise to any such dispute, disagreement, investigation, enquiry, assessment, audit, non-routine visit or review.

26.	Environmental Matters.

26.1

The Acquired Companies are in compliance with all applicable Environmental Laws and has obtained all environmental Authorizations necessary to conduct its Business. To the knowledge of the Vendor, there are no Hazardous Materials located in the ground or in groundwater under any of the Leased Properties.

26.2

Except as disclosed in Disclosure Schedule 26.2, none of the Acquired Companies have been required by any Governmental Entity to (i) alter any of the Leased Properties or undertake any capital expenditures in order to be in compliance with Environmental Laws, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any such property, in each case, except for any such alteration, action or work which would not reasonably be expected to be material to the Business.

26.3

No Acquired Company has, in the three year period prior to the date of this Agreement, received any complaint or notice, or been subject to any investigation, alleging or specifying or investigating any breach of or liability under any Environmental Law and there are no proceedings pending or, to the knowledge of the Vendor, threatened with respect to any breach or alleged breach of or liability under any Environmental Law.

26.4

There has not been and there is not present in, on, at or under the Leased Properties and there is and has been no deposit, disposal, spillage, leakage, emission, migration, escape, entry, discharge or other release onto or from the Leased Properties or caused by the Business or caused or knowingly permitted by any Acquired Company of any Hazardous Material and no Leased Property is referred to in any register of contaminated land kept pursuant to any Environmental Law, and to the knowledge of the Vendor there are no circumstances which may reasonably be expected to lead to any material obligation or liability in relation to such matters.

26.5

No Acquired Company has any liability relating to Environmental Matters arising in connection with any former subsidiary or subsidiary undertaking, former business or other historic operations or any property previously owned, occupied or used.

26.6	No Acquired Company has any obligation or other liability in relation to any transfer to any Person, disposal, release or presence in the environment or storage of any Hazardous Materials.

26.7

No Acquired Company has any obligation or other liability to any Person in relation to the use, handling, emission, exposure or other presence of any asbestos or asbestos-containing materials or other Hazardous Materials in any substance, product, plant, equipment, building or otherwise arising from the Business.

26.8

No Acquired Company is subject to any contractual liabilities or obligations (whether contingent or currently enforceable), including in respect of any sale or disposal or grant of any right or interest in relation to any shares, land or other asset, to meet costs or carry out works associated with Environmental Matters.

26.9	All material environmental reports, audits, assessments, studies, tests and Authorizations relating to the Business and the Leased Properties are contained in the Data Room.

27.	Litigation.

27.1

Except as disclosed in Disclosure Schedule 27.1, no Acquired Company has during the six years ending on the date of this Agreement been involved, in a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction. No civil, criminal, arbitration, administrative or other proceeding in any jurisdiction is pending or, to the knowledge of the Vendor, threatened by or against any Acquired Company.

27.2	To the knowledge of the Vendor, no matter exists which might give rise to a civil, criminal, arbitration, administrative or other proceeding in any jurisdiction involving any Acquired Company.

27.3	There is no outstanding judgment, order, decree, arbitral award or decision of a court, tribunal, arbitrator or governmental agency in any jurisdiction against any Acquired Company.

27.4

No Acquired Company is nor has been subject to any investigation, enquiry or disciplinary proceeding (whether judicial, quasi-judicial or otherwise) in any jurisdiction and none is pending or to the knowledge of the Vendor threatened.

28.	Compliance with Laws.

28.1

The Acquired Companies have in the three years prior to the date of this Agreement conducted, and are as at the date of this Agreement conducting, the Business and affairs and dealt with their assets in compliance with Laws.

28.2

The Corporation is in compliance with, its duties under sections 6 (Requirement to have a nominated officer), 7 (Notice of appointment of nominated officer) and 8 (Record of nominated officer) of the Isle of Man Beneficial Ownership Act 2017, and the Corporation’s Nominated Officer is in compliance, in all material respects with its duties under sections 13 (Preservation of required details and verifying information), 15 (Disclosure of beneficial ownership information by nominated officer), 20 (Compulsory submission of registerable beneficial ownership information to the Department) and 22 (Beneficial ownership information to be submitted online) of that Act.

29.	Competition Laws.

29.1

During the three year period prior to the date of this Agreement, no Acquired Company is or has been a party to or concerned in any agreement or arrangement which constitutes a material breach of Competition Laws in any jurisdiction in which the Acquired Companies operate.

29.2	No Acquired Company is subject to any current order under any Competition Laws in any jurisdiction in which the Acquired Companies operate.

29.3

No Acquired Company has received a written communication or request for information in relation to any aspect of its business from any court or Governmental Entity (including any national competition authority and the European Commission) under any Competition Law in any jurisdiction in which the Acquired Companies operate and, to the knowledge of the Vendor, no such communication or request is currently expected.

30.	Authorizations.

30.1	A complete and accurate list of all Authorizations of which any Acquired Company has the benefit of are set out in Disclosure Schedule 30.1.

30.2

The Acquired Companies hold all Authorizations required to carry on the Business as now conducted by the Acquired Companies. All such Authorizations are in full force and effect and the Acquired Companies are in compliance with the terms and conditions of each Authorization.

30.3

There are no pending or, to the knowledge of the Vendor, threatened proceedings which might in any way affect the Authorizations and, to the knowledge of the Vendor, there is no other reason why any of them should be suspended, threatened or revoked or be invalid.

31.	Anti-Bribery and Corruption and Sanctions.

31.1	No Acquired Company or any of its directors, officers, Employees, former employees or any other Person acting on its behalf:

(a)

has offered, promised, provided, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to any Person to improperly influence official action or secure an improper advantage, or to encourage the recipient to breach a duty of good faith or loyalty or the policies of his/her employer; nor

(b)	is a Sanctioned Person nor has engaged in, nor is it now engaged in, any dealings or transactions (directly or indirectly) with or for the benefit of any Sanctioned Person.

31.2

It is the policy of the Purchaser not to conduct business in or with Cuba, Iran, North Korea, Sudan, Syria, or Crimea (each a “Restricted Country”), in view of the significant corruption, financial crime, terrorist financing, political, and business risks these jurisdictions present. Subject to the application of the Foreign Extraterritorial Measures (United States) Order, 1992, SOR/92-584, as amended, issued under the Canada Foreign Extraterritorial Measures Act or any other applicable similar blocking legislation, no Acquired Company has engaged in, nor is now engaged in, any dealings or transactions with or for the benefit of any Person located, organized, or ordinarily resident in any Restricted Country, in each case directly or indirectly, including through agents or other Persons acting on its behalf.

31.3

Each Acquired Company has conducted its businesses in compliance with all applicable Anti- Bribery and Corruption Laws, Sanctions, and Export Control Laws and each Acquired Company has instituted and maintained policies and procedures designed to cause each such Person to comply with all Anti-Bribery and Corruption Laws, Sanctions, and Export Control Laws.

32.	Insolvency.

32.1	No order has been made, petition presented or resolution passed for the dissolution, annulment or winding up of, or for the appointment of a provisional liquidator, to any Acquired Company.

32.2

No Acquired Company has been in administration and no step (including the service of any notice or the filing of any document(s)) has been taken by any Person to place any Acquired Company in administration.

32.3	No receiver, receiver and manager or administrative receiver has been appointed of the whole or part of the Acquired Companies’ Business or assets.

32.4	No compromise or arrangement with its creditors has been proposed, agreed to or sanctioned in respect of any Acquired Company.

32.5

No Acquired Company has commenced negotiations or entered into any compromise or arrangement with one or more of its creditors or any class of its creditors generally with a view to rescheduling any of its indebtedness.

32.6

No Acquired Company has suspended, threatened to suspend or announced an intention to suspend making payments on any of its debts and no moratorium has been declared or has taken effect in respect of any indebtedness of any Acquired Company.

32.7	No Acquired Company is (nor admits to be) unable to pay its debts.

32.8	No security over any assets of the Acquired Companies has been enforced, nor has distress, execution, sequestration or other process been levied or enforced on an asset of the Acquired Companies.

SCHEDULE 2

INTERIM UNDERTAKINGS

The Vendor shall ensure that each Acquired Company shall:

1.

not create, allot, issue, acquire, reduce, repay or redeem any share or loan capital or agree, arrange or undertake to do any of those things, or acquire or agree to acquire an interest in an undertaking;

2.	operate its business in the usual way so as to maintain that business as a going concern;

3.

not acquire or dispose of, or agree to acquire or dispose of, an asset except in the Ordinary Course or assume or incur, or agree to assume or incur, a liability, obligation or expense (actual or contingent) other than in the Ordinary Course;

4.	not make, or agree to make, capital expenditure exceeding in total £150,000 (or its equivalent in Canadian dollars at the time);

5.	not declare, pay or make a dividend or distribution;

6.	not pass a shareholder’s resolution (other than in connection with the Reorganization);

7.	not create, or agree to create, a Lien over an asset or redeem, or agree to redeem, an existing Liens over an asset;

8.

continue each of the Policies and not do or omit to do anything which would make any of the Policies void or voidable or is likely to result in a material increase in the premium payable under any of the Policies or prejudice the ability to effect equivalent insurance in the future;

9.	in relation to each of the Leased Properties:

(a)	not apply for an Authorization or implement an Authorization already obtained but not implemented;

(b)	not change its existing use;

(c)	not terminate, or give a notice to terminate, a lease, tenancy or licence;

(d)	not apply for consent to do something requiring consent under a lease, tenancy or licence;

(e)	not grant or refuse an application by a tenant, licensee or occupier to do something requiring its consent under a lease, tenancy or licence;

(f)	not agree to a new rent or fee payable under a lease, tenancy or licence;

10.	not enter into, terminate or amend any Material Contract or any agreement to which it is a party relating to Intellectual Property;

11.

not amend the terms of employment or engagement of any Employees (other than in the Ordinary Course) or provide, or agree to provide, a gratuitous payment or benefit to any Employee (or any of their dependants) or employ, engage, or terminate the employment or engagement of, any director, officer or any Senior Employee;

12.

not amend, or agree to amend, the terms of its borrowing or indebtedness in the nature of borrowing or create, incur, or agree to create or incur, borrowing or indebtedness in the nature of borrowing (except pursuant to facilities disclosed in Disclosure Schedule 10.2 where the borrowing or indebtedness in the nature of borrowing does not exceed the amount available to be drawn by each Acquired Company under those facilities);

13.	not give, or agree to give, a guarantee, indemnity or other agreement to secure, or incur financial or other obligations with respect to, another Person’s obligation;

14.	not amend or discontinue (wholly or partly) an Employee Plan or plan, propose or intend to amend, discontinue (wholly or partly), or exercise a discretion in relation to an Employee Plan;

15.	not start litigation or arbitration proceedings;

16.

other than in the Ordinary Course, not compromise, settle, release, discharge or compound litigation or arbitration proceedings or a liability, claim, action, demand or dispute, or waive a right in relation to litigation or arbitration proceedings;

17.	conduct its business in all material respects in accordance with applicable Law;

18.

not enter into an agreement, arrangement or obligation (legally enforceable or not) in which the Vendor, another Acquired Company, a director or former director of an Acquired Company or a Person connected with any of them is interested;

19.

not make a payment out of a bank account except where the payment is in the Ordinary Course (including any management charges payable to any Affiliate of the Vendor which are not specified in writing in Disclosure Schedule 10.2 and expressly agreed to in writing by the Purchaser) and not make payments in the Ordinary Course which exceed in total £100,000 (or its equivalent at the time);

20.	not modify its Governing Documents;

21.	not do anything outside the Ordinary Course which will give rise to Tax; and

22.	not do anything which may result in the Acquired Company becoming liable to Tax on Closing.

SCHEDULE 3

TAX INDEMNITY

1.	Definitions and Interpretation

1.1	The following definitions and rules of interpretation apply in this Schedule 3:

“Accounts Relief” means:

(a)	any Relief (including the right to a repayment of, or to a payment in respect of, Tax) shown as an asset in the Adjustment Statement; and

(b)	any Relief taken into account in computing (and so reducing or eliminating) any provision for deferred Tax in the Adjustment Statement.

“Event” means, without limitation, an event, act, transaction, omission or state of affairs, including a receipt or accrual of income or gains, distribution, acquisition, disposal, transfer, payment, loan or advance.

“Liability for Tax” means:

(a)

means any actual liability of any Acquired Company to make a payment (or increased payment) of Tax or a payment in respect of, or on account of, Tax whether or not any Acquired Company has or may have any right of reimbursement against any Person;

(b)

the Loss, otherwise than by use or setting off, of any Accounts Relief in which case, the amount of the Liability for Tax will be the amount of Tax that would (on the basis of Tax rates current at the date of that Loss) have been saved but for that Loss, assuming for this purpose that any Acquired Company had sufficient profits or was otherwise in a position to use the Relief, or where the Relief is the right to repayment of Tax or to a payment in respect of Tax, the amount of the repayment or payment; and

(c)

the use or setting off of any Purchaser’s Relief where, but for that use or setting off, any Acquired Company would have had a liability to make a payment of or in respect of Tax for which the Purchaser would have been able to make a claim against the Vendor under this Schedule 3, in which case, the amount of the Liability for Tax will be the amount of Tax for which the Vendor would have been liable but for the use or setting off.

“Loss” means includes absence, failure to obtain, non-existence, non-availability, reduction, modification, loss, counteraction, nullification, utilisation, disallowance, withdrawal or clawback for whatever reason.

“Post-Closing Relief” means a Relief which arises:

(a)	as a consequence of, or in connection with, any Event occurring (or being treated for Tax purposes as occurring) after Closing;

(b)	in respect of any period (or part of any period) after Closing; or

(c)	from any gross receipts, income, profits or gains earned, accrued or received, after Closing.

“Purchaser’s Relief” means:

(a)	any Accounts Relief;

(b)	any Post-Closing Relief; and

(c)	any Relief, whenever arising, of the Purchaser or any other member of the Purchaser’s Tax Group (other than any Acquired Company).

“Purchaser’s Tax Group” means the Purchaser and any other company or companies that are, from time to time, treated as members of the same group (including, without limitation, tax consolidation or fiscal unity) as, or otherwise connected or associated in any way with, the Purchaser for any Tax purpose.

“Relief” means includes any loss, relief, allowance, credit, exemption or set-off for Tax or any deduction in computing gross receipts, income, profits or gains for the purposes of Tax and any right to a repayment of Tax or to a payment in respect of Tax.

“Tax Statute” means all statutes, statutory instruments, orders, enactments, laws, by-laws, directives and regulations, whether domestic or foreign decrees, providing for or imposing any Tax, and shall include any relevant predecessor legislation where that legislation was on substantially the same terms.

1.2

References to gross receipts, income, profits or gains earned, accrued or received shall include any gross receipts, income, profits or gains deemed under the relevant Tax Statute to have been, or treated or regarded as, earned, accrued or received, and references to gross receipts, income, profits or gains earned, accrued or received on or before a particular date (including Closing) or in respect of a particular period shall include gross receipts, income, profits or gains that are deemed for the purposes of the relevant Tax Statute to have been earned, accrued or received on or before that date or in respect of that period as the case may be.

1.3

For the avoidance of doubt, references to any Liability for Tax that results from any gross receipts, income, profits or gains earned, accrued or received on or before Closing or any Event occurring on or before Closing include a reference to any Liability for Tax arising as a result of Closing or of entering into this agreement, or of the satisfaction of any condition in this agreement, or as a result of forming the intention, or of entering into arrangements, to enter into this agreement (including any liability as the result of any company ceasing to be, or ceasing to be treated as, a member of a tax consolidation, fiscal unity or other group of companies for the purpose of any Tax).

1.4

For the avoidance of doubt, references to any Liability for Tax resulting from, in respect of or by reference to an Event which occurred on or before Closing shall include a reference to any Liability for Tax resulting from the Reorganization and the sale of the Acquired Companies under this Agreement.

2.	Covenant

2.1	Subject to the provisions of this Schedule 3, the Vendor covenants to pay to the Purchaser an amount equal to any:

(a)

Liability for Tax resulting from, or by reference to, any Event occurring on or before Closing (including Closing itself) or in respect of any gross receipts, income, profits or gains earned, accrued or received by any Acquired Company on or before Closing;

(b)

Liability for Tax, including liability for payments in respect of Tax, that arises due to the relationship for Tax purposes before Closing of any Acquired Company with any Person other than a member of the Purchaser’s Tax Group, whether arising before, on or after Closing; and

(c)

costs and expenses (including legal costs on a full indemnity basis), properly incurred by any Acquired Company , the Purchaser or any other member of the Purchaser’s Tax Group in connection with any Liability for Tax or other liability in respect of which the Vendor is or may be liable to make a payment under this Schedule 3.

3.	Payment Date

The Vendor shall pay the relevant amount in accordance with this paragraph 1 of this Schedule 3 to the Purchaser in cleared and immediately available funds on the date which shall be on or before the fifth Business Day after the date of the demand for such amount.

4.	Exclusions

4.1	The covenant contained in paragraph 2 of this Schedule 3 shall not cover any Liability for Tax, or any other liability within paragraph 2 of this Schedule 3, if and to the extent that:

(a)	specific provision or reserve for the liability is made in the Adjustment Statement;

(b)	the Liability for Tax or other liability in question was paid on or before Closing and the Adjustment Statement reflected that payment;

(c)

it arises or is increased only as a result of any change in the law or rates of Tax (other than a change targeted specifically at countering a tax avoidance scheme) announced and coming into force after Closing (whether or not the change is retrospective in whole or in part);

(d)

it would not have arisen but for a change in accounting policies (including a change in accounting reference date) or the accounting bases on which the Acquired Companies value their assets (other than a change made to comply with generally accepted accounting policies) after Closing;

(e)	the Purchaser is compensated for the Liability for Tax or other liability in question under the Agreement.

5.	Limitations

5.1	Nothing in this Schedule 3 limits the liability of the Vendor in respect of its own fraud or fraudulent misrepresentation.

5.2	The aggregate liability of the Vendor in respect of all claims under this Schedule 3 shall not exceed £1.

6.	Payments

6.1

All sums payable under this Agreement shall be paid free and clear of all deductions or withholdings, except as required by law. If any deduction or withholding is required by law to be made from any payment by the Vendor to the Purchaser under this Agreement, the sum payable by the Vendor shall be increased by such amount as will ensure that, after such deduction or withholding (including any increased deduction or withholding required as a result of the increase in the sum payable), the Purchaser receives the amount that it would have received in the absence of any such deduction or withholding.

6.2

If a Purchaser is or will be subject to Tax in respect of any sum payable or paid by the Vendor to the Purchaser under this Agreement, the sum payable by the Vendor shall be increased by such amount as will ensure that, after taking account of such Tax (including any increased amount of Tax resulting from the increase in the sum payable), the Purchaser receives and retains the amount that it would have received and retained in the absence of such Tax.

6.3	Any amounts paid under this Agreement shall be considered as an adjustment to the Purchase Price.

SCHEDULE 4

PART 1

DEFERRED PAYMENT

1.	Definitions

In this Schedule 4 the following words shall have the following meanings:

“Acquired Business” means the business of the Acquired Companies existing as at Closing, including those product lines which are under research and development by the Acquired Companies, but shall exclude all businesses, product lines and assets acquired by the Purchaser after the Closing which were not included in the Business Plan.

“Business Plan” means the business plan contained under folder 1.6 of the Data Room and titled “[REDACTED – NAME OF BUSINESS PLAN]”.

“Change of Control” means a third party acquiring, in a single transaction or a series of transactions, the direct or indirect power to secure that the affairs of the Corporation or Purchaser (as applicable) are conducted in accordance with the wishes of that Person:

(a)

by means of holding, whether directly or indirectly, and whether legally or beneficially, a majority of shares, or the possession of a majority of the voting rights, in or in relation to the Corporation or Purchaser (as applicable); or

(b)

by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating the Corporation or Purchaser or any other holding entity controlling directly or indirectly the Corporation (as applicable);

and shall also include the occurrence of any sale, lease, exchange or transfer (in one transaction or series of related transactions) of all or substantially all of the Corporation’s property and assets.

“Corporation Shares” means the shares of any class in the issued share capital of the Corporation from time to time.

“Deferred Accounts” an unaudited, aggregated profit and loss statement showing the calculation of Revenue for Year 1, Year 2, Year 3 or Year 4 (as applicable) substantially in the format set out in Part 3 of Schedule 4 and prepared in accordance with the specific accounting policies per Part 2 of Schedule 4.

“Deferred Payment” has the meaning given in Section 2.1 of this Schedule 4.

“Deferred Payment Period” means the date beginning on the Closing Date and ending at 11.59 p.m. on 31 December 2023.

“Deferred Statement” has the meaning given in Section 3.1(b) of this Schedule 4.

“Exit” means a Liquidation, Listing or a Sale.

“Liquidation” means the making of a winding up order by a court of competent jurisdiction or the passing of a resolution by the members that the Purchaser or the Corporation be wound up.

“Listing” means:

(a) the admission of the Corporation Shares or the Purchaser Shares (or the shares in a holding company of the Purchaser or the Corporation inserted for the purpose of such offering) to: (i) listing on the Official List of the Financial Conduct Authority becoming effective and to trading on the London Stock Exchange’s market for listed securities or (ii) to trading on any other Recognised Investment Exchange; or

(b) the grant of permission for the dealing in the Corporation Shares or the Purchaser Shares (or the shares in a holding company of the Purchaser or the Corporation inserted for the purpose of such offering) on any other public securities market (including the Alternative Investment Market of the London Stock Exchange or any successor market) becoming effective.

“Purchaser Shares” means the shares of any class in the issued share capital of the Purchaser from time to time.

“Recognised Investment Exchange” means an investment exchange recognised by the Financial Conduct Authority under Part XVIII of the Financial Services and Markets Act 2000 (as amended), such that a recognition order is in force in respect of it, and shall include the NASDAQ Stock Market.

“Return” means a return in cash of at least 3.0x of the investment of the Purchaser to acquire the Acquired Business (including the payment of any Exit Payment), calculated as follows:

(a)

the aggregate amount of distributions received by the direct and indirect holders of the Corporation Shares or the Purchaser Shares (as applicable), including all distributions and dividends on such shares, special dividends, redemptions or buy-backs of such shares, returns of capital, returns on debt or equity financing, proceeds of sale, or realised value on a refinancing or an Exit or otherwise to the extent attributable to the Acquired Business and which results in a distribution of cash proceeds;

divided by

(b)	an amount equal to:

(i)	the Initial Purchase Price; plus

(ii)	the Exit Payment; plus

(iii)	any Deferred Payments already paid to the Vendor (but excluding any Deferred Payments included within the Exit Payment); plus

(iv)	the Final Tax Holdback Amount but only to the extent that the Final Tax Holdback Amount is equal to £2,500,000 and has actually been paid in full to Vendor.

“Revenue” means, in relation to each Year, the revenue recognized by the Acquired Business and as calculated in accordance with the specific accounting policies per Part 2 of Schedule 4.

“Sale” means:

(a)	the direct or indirect sale of the Corporation Shares or the Purchaser Shares which results in a Change of Control;

(b)	the merger of the Corporation which results in a Change of Control; or

(c)	the sale by the Corporation or the Purchaser of all, or substantially all, of the Acquired Business’ business, assets and undertakings (other than pursuant to an intra-group reorganisation); or

(d)

or any combination of the foregoing, any other similar transaction or series of transactions, whether by way of merger, amalgamation, scheme of arrangement, plan of arrangement, reorganization or recapitalization, resulting in a Change of Control or in the sale of all, or substantially all, of the Acquired Business’ business, assets and undertakings (other than pursuant to an intra-group reorganisation).

“Settled Amount” has the meaning given to it in Section 5.1 of this Schedule 4.

“Target” means each of the Year 1 Target, the Year 2 Target, the Year 3 Target and the Year 4 Target.

“Year” means each of Year 1, Year 2, Year 3 and Year 4.

“Year 1” means the financial year ending on 31 December 2020

“Year 1 Target” has the meaning given in Section 2.1(a) of Schedule 4.

“Year 2” means the financial year ending on 31 December 2021.

“Year 2 Target” has the meaning given in Section 2.1(b) of Schedule 4.

“Year 3” means the financial year ending on 31 December 2022.

“Year 3 Target” has the meaning given in Section 2.1(c) of Schedule 4.

“Year 4” means the financial year ending on 31 December 2023.

“Year 4 Target” has the meaning given in Section 2.1(d) of Schedule 4.

“Year End” means, in relation to each Year, the date falling at the end of that Year.

2.	Deferred Purchase Price

2.1	The Purchaser shall pay to the Vendor the following sums in accordance with Section 4.1 of this Schedule 4:

(a)	if the Revenue in Year 1 is equal to or exceeds £[REDACTED – THRESHOLD AMOUNT] (the “Year 1 Target”), the sum of £[REDACTED – MILESTONE];

(b)	if the Revenue in Year 2 is equal to or exceeds £[REDACTED – THRESHOLD AMOUNT] (the “Year 2 Target”), the sum of £[REDACTED – MILESTONE];

(c)	if the Revenue in Year 3 is equal to or exceeds £[REDACTED – THRESHOLD AMOUNT] (the “Year 3 Target”), the sum of £[REDACTED – MILESTONE]; and/or

(d)	if the Revenue in Year 4 is equal to or exceeds £[REDACTED – THRESHOLD AMOUNT] (the “Year 4 Target”), the sum of £[REDACTED – MILESTONE]

(each a “Deferred Payment”).

2.2	If Revenue in a Year does not equal or exceed the Target, no Deferred Payment shall be due and payable by the Purchaser to the Vendor for that given Year.

2.3	If Revenue in a Year exceeds the relevant Target, such excess Revenue shall be applied towards the Target for only the immediately following Year.

3.	Preparation and Delivery of Deferred Accounts

3.1

For the purpose of determining the Revenue each Year, the Purchaser shall exercise its rights as a shareholder of the Corporation to cause the Corporation to prepare and deliver to the Vendor as soon as practicable following the end of that Year, but in any event within 45 days after such date:

(a)	the Deferred Accounts for that Year; and

(b)	a statement setting out the Revenue for that Year and the amount of any Deferred Payment payable to the Vendor (if any) pursuant to Section 2.1 of this Schedule 4 (the “Deferred Statement”).

3.2

The Purchaser shall exercise its rights as a shareholder of the Corporation to cause that Deferred Accounts for each Year to be prepared in accordance with the bases, policies, standards, principles and practices specified in Part 2 of Schedule 4.

3.3

For a period of 30 days following receipt by the Vendor of the Deferred Accounts for that Year and the Deferred Statement referred to in Section 3.1 of this Schedule 4, and to the extent not prohibited to do so under Law or by any Governmental Entity, and upon Vendor’s reasonable written request, the Purchaser shall provide to the Vendor and its accountants reasonable access to the relevant accounting Books and Records and the appropriate personnel of the Acquired Companies in order to enable the Vendor and its accountants to reasonably assess the Deferred Accounts and the Deferred Statement for the purpose of confirming the determination and calculation of the Deferred Accounts, the Revenue for that Year and the Deferred Payment.

3.4

Within the 30 day period referred to in Section 3.3 of this Schedule 4, the Vendor shall notify the Purchaser in writing that (i) it has accepted the Deferred Statement, or (ii) it has any objections to the Purchaser’s calculation of the Revenue for that Year set forth therein (the “Deferred Payment Objection Notice”). The Deferred Payment Objection Notice will set forth the Vendor’s calculation of the Revenue for that Year and a description of the nature, quantum and basis for each of its disagreements with the Purchaser’s calculation with reference to this Agreement. The Vendor shall be deemed to have accepted the Revenue for that Year set forth in the Deferred Statement if it does not deliver a Deferred Payment Objection Notice within such period of 30 days or (b) those elements within the calculation of the Revenue for that Year which are not disputed within the Deferred Payment Objection Notice, and the Revenue for that Year set forth in the Deferred Statement will be, to the extent not disputed or deemed not to be disputed by the Vendor, final, conclusive and binding upon the Vendor and the Purchaser, and will not be subject to appeal, absent any manifest error or fraud.

3.5

If the Vendor disputes the Deferred Statement in accordance with Section 3.4 of this Schedule 4, then the Vendor and the Purchaser will forthwith, and in any event within 15 days, negotiate in good faith to resolve any such objections. In the event that the Vendor and the Purchaser are unable to resolve all such objections within 15 days after the Purchaser’s receipt of the Deferred Payment Objection Notice, the Vendor and the Purchaser will submit the remaining disagreement(s) to the Third Party Auditors who shall resolve the dispute in accordance with the provisions of Section 2.6(d) of the Agreement which shall apply mutatis mutandis. The Third Party Auditors’ determination of the dispute will be final and binding upon the Parties and will not be subject to appeal, absent manifest error or fraud (when the relevant part of their determination shall be void and the matter shall be resubmitted to the Third Party Auditors by either party for correction as soon as reasonably practicable), and shall be the Deferred Statement for the applicable Year.

4.	Payment of the Deferred Payments and Exit Payment

4.1

Subject to Section 4.7 and Section 5 of this Schedule 4 (as applicable), within 10 days following (i) the expiry of the 30 day period in Section 3.3 of this Schedule 4, (ii) the written acceptance by the Vendor of the Deferred Statement in Section 3.4(i), or (iii) the determination of such dispute in accordance with Section 3.5 of this Schedule 4, the Purchaser shall pay to the Vendor any Deferred Payment set out in such statement to the account previously notified to the Purchaser.

4.2

Subject to Section 4.5 of this Schedule 4, in the event of an Exit occurring on or prior to 31 December 2023, the Deferred Payment for the Year in which the Exit occurs and all other Deferred Payments for the remaining Years shall become due and payable to the Vendor (to the extent not already paid to the Vendor or applied in settlement of a Claim pursuant to paragraph 5) (the “Exit Payment”) within 10 days of:

(a)

in respect of an Exit relating to the Corporation, the Purchaser receiving cash proceeds in respect of both the Corporation Shares it holds and any securities received by way of non-cash consideration in respect of such Exit; and

(b)

in respect of an Exit relating to the Purchaser (or relating to a direct or indirect controlling entity of the Purchaser), any Purchaser’s direct or indirect controlling entity (or a combination thereof) receiving cash proceeds in respect of both the Purchaser Shares it holds and any securities received by way of non-cash consideration in respect of such Exit, in each case, subject always to the Purchaser achieving the Return following the payment of the Exit Payment. For the avoidance of doubt, where non cash consideration is received by the Purchaser or Corporation (as the case may be) on an Exit and the Return is not achieved, the determination of the achievement of the Return shall be calculated upon each subsequent disposal by the Purchaser or Corporation (as the case may be) of such securities for cash, provided that the Purchaser or Corporation (as the case may be) shall use commercially reasonable efforts to dispose of such securities for cash within [REDACTED – TIMELINE] following the Exit. If, despite the Purchaser’s or Corporation’s (as the case may be) commercially reasonable efforts, the disposal of such securities for cash has not occurred during such period, the Vendor may request an independent fair market valuation to be carried out in respect of the non-cash consideration received. If the independent fair market valuation determines that that the fair market value of the securities results in the Return being achieved, the Exit Payment shall be payable to the Vendor within 10 days.

4.3

In the event that the Return would not be achieved upon the payment of the Exit Payment to the Vendor, no Exit Payment shall be due and payable to the Vendor. For the avoidance of doubt, where the Acquired Business did not achieve the Target in a Year prior to Exit, the Deferred Payment relating to that Year shall not form part of the Exit Payment.

4.4

In the event of an Exit which does not solely relate to the Acquired Business, the Purchaser shall, as soon as reasonably practicable, notify the Vendor in writing of the details of the consideration received and the Vendor shall be entitled (but not obligated) to request (at its own expense) an independent fair market valuation to be carried out in respect of the consideration attributable to the Acquired Business, a copy of which shall be provided to the Purchaser as soon as reasonably practicable upon its completion. Where such Exit does not result in the Return being achieved, to the extent non cash consideration is received by the Purchaser or its immediate parent company on an Exit, upon such securities being disposed of for cash, the Purchaser shall notify the Vendor in writing of the details of the consideration received and the Vendor shall be entitled (but not obligated) to, upon each disposal of such securities for cash until the Return is achieved, request (at its own expense) an independent fair market valuation to be carried out in respect of the consideration attributable to the Acquired Business, a copy of which shall be provided to the Purchaser as soon as reasonably practicable upon its completion.

4.5

In the event of any dispute between the Vendor and the Purchaser as to the value attributable to the Acquired Business on an Exit and the achievement of the Return which remains outstanding after 28 days of good faith negotiations between the Vendor and the Purchaser, such dispute shall be referred to the Third Party Auditors to resolve the dispute in accordance with the provisions of Section 2.6(d) of the Agreement which shall apply mutatis mutandis. The Third Party Auditors’ determination of the dispute will be final and binding upon the Parties, absent manifest error and fraud.

4.6

Any amount payable pursuant to Section 4.1, Section 4.2 or Section 4.7 of this Schedule 4 shall be paid by wire transfer of immediately available funds to an account designated in advance by the Vendor (by notice in writing to the Purchaser no later than three (3) Business Days prior to the relevant payment date) and receipt of such sum shall be good discharge to the Purchaser.

4.7

If the Deferred Payment for Year 1 is due in accordance with this Schedule 4, settlement of such Deferred Payment shall be satisfied by the payment of £1,000,000 on or prior to 31 December 2021 and £1,000,000 on or prior to 31 December 2022.

5.	Effect of Notification of Claims

5.1

If, prior to any Deferred Payment being made, any Purchaser Indemnified Person shall have delivered an Indemnification Notice to the Vendor pursuant to Section 11.6 setting out any matter giving rise to a claim under Section 11.1 (a “Claim”), which Claim is settled by mutual written agreement of the parties or by a non-appealable award from a court of competent jurisdiction and becomes a settled Claim (the “Determined Claim”):

(a)

provided that no Claim remains outstanding, if the quantum of such Determined Claim (the “Settled Amount”) is less than the relevant Deferred Payment, the amount by which the relevant Deferred Payment exceeds the Settled Amount shall be paid by electronic transfer by the Purchaser to the Vendor to an account notified to the Purchaser in writing in advance as soon as reasonably practicable of such Claim becoming a Determined Claim and the Purchaser shall be entitled to treat its obligations hereunder to satisfy the relevant Deferred Payment to the Vendor as being extinguished; or

(b)

if the Settled Amount is equal to or exceeds any Deferred Payment, the Purchaser shall be entitled to treat its obligations to satisfy any payment of the relevant Deferred Payment and, the extent applicable, the relevant portion of any future Deferred Payment to the Vendor as being extinguished.

5.2	Nothing contained in this Section 5 of this Schedule 4 shall prejudice the right of the Purchaser to recover against the Vendor under the terms of this Agreement.

6.	Undertakings of Purchaser

6.1	The Purchaser hereby covenants and agrees that during the Deferred Payment Period that:

(a)	the Purchaser shall exercise its rights as a shareholder of the Corporation to cause the Acquired Companies to maintain separate financial statements in relation to the Acquired Business;

(b)

the Purchaser shall act in good faith in the exercise of its power, authority and control of the Acquired Companies and shall operate the Acquired Business and shall exercise its rights as a shareholder of the Corporation to cause the Acquired Business in the Ordinary Course;

(c)

the Purchaser shall exercise its rights as a shareholder of the Corporation to cause the Acquired Companies not to assign any Contract with a Substantial Customer or Substantial Supplier to which any of the Acquired Companies is a party to any Related Party of the Purchaser; and

(d)

the Purchaser will not, and will exercise its rights as a shareholder of the Corporation to cause that no Acquired Company will take any action or intentionally omit to take any action with the primary intent of (i) directly or indirectly avoiding payment of any Deferred Payment that may be payable to the Vendor under this Schedule 4 or (ii) directly or indirectly avoiding or reducing any of the Revenue.

PART 2

REVENUE

[REDACTED – ACCOUNTING PRINCIPLE]

PART 3

DEFERRED STATEMENT FORMAT

£’000	Year 1	Year 2	Year 3	Year 4
Revenue	X	X	X	X

In the event of conflict, the accounting principles per Part 2 of this Schedule 4 and associated financial definitions per paragraph 1 of Schedule 4 shall take precedence over the Deferred Statement format.

EXHIBIT “A”

Accounting Principles

[OMITTED – ACCOUNTING PRINCIPLES]

4

EXHIBIT “B”

Form of Closing Balance Sheet and Adjustment Statement

Part 1—Form of Closing Balance Sheet

£’000	PBL Working Capital		PBL Indebtedness		PBL Cash	Excluded
Current Assets
Cash and cash equivalents					X
Accounts receivable, net	X
Inventory, net	X

Non-current assets
Property, plant and equipment, net						X
Other long-term assets						X
Investments						X
Intangible assets, net						X
Total assets

Current liabilities
Accounts payable	(X	)
Accrued expenses	(X	)
Other current liabilities	(X	)

Non-current liabilities
Deferred government grants			(X	)
Other long-term liabilities			(X	)
Total liabilities
Shareholders’ equity						(X	)
Total liabilities and equity

CAD’000	PMI Working Capital		PMI Indebtedness		PMI Cash	Excluded
Current Assets
Cash and cash equivalents					X
Accounts receivable, net	X
Inventory, net	X

Non-current assets
Property, plant and equipment, net						X
Other long-term assets						X
Investments						X
Intangible assets, net						X
Total assets

Current liabilities
Accounts payable	(X	)
Accrued expenses	(X	)
Other current liabilities	(X	)

Non-current liabilities
Deferred government grants			(X	)
Other long-term liabilities			(X	)
Total liabilities
Shareholders’ equity						(X	)
Total liabilities and equity

In the event of conflict, the Accounting Principles and associated financial definitions per Article 1 shall take precedence over the form of the Closing Balance Sheet.

2

Part 2 – Adjustment Statement

[OMITTED – ADJUSTMENT STATEMENT TABLE]

3

EXHIBIT “C”

Disclosure Schedules

[OMITTED – DISCLOSURE SCHEDULES]

EXHIBIT “D”

Form of IP Licence

See attached.

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DATED                                                               2019

LIMINAL BIOSCIENCES INC. (1)

and

PROMETIC BIOSEPARATIONS LIMITED (2)

INTELLECTUAL PROPERTY LICENCE AGREEMENT

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CONTENTS

SECTION	HEADING	PAGE

1	INTERPRETATION	1

2	GRANT	3

3	TITLE, GOODWILL AND REGISTRATIONS	4

4	PROTECTION OF THE LICENSED RIGHTS	4

5	WARRANTIES	5

6	SUB-LICENSING	5

7	ASSIGNMENT AND OTHER DEALINGS	6

8	DURATION AND TERMINATION	6

9	EFFECT OF TERMINATION	8

10	FURTHER ASSURANCE	8

11	WAIVER	8

12	ENTIRE AGREEMENT	8

13	VARIATION	8

14	SEVERANCE	9

15	COUNTERPARTS	9

16	THIRD PARTY RIGHTS	9

17	NO PARTNERSHIP OR AGENCY	9

18	NOTICES	9

19	SPECIFIC PERFORMANCE	10

20	GOVERNING LAW AND JURISDICTION	10

SCHEDULE 1 – MARKS 11

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THIS AGREEMENT is made on                                                                      2019

BETWEEN:

(A)	LIMINAL BIOSCIENCES INC. (a corporation existing under the laws of Canada, having a place of business at 440 Blvd. Armand-Frappier, Suite 300, Laval, Québec, Canada, H7V 4B4) (the Licensor); and

(B)

PROMETIC BIOSEPARATIONS LIMITED (company number: a company registered in the Isle of Man under number 034251C) whose registered office is at Freeport, Ballasalla, Isle of Man, IM9 2AP, British Isles (the Licensee).

Background

(A)	The Licensor is the owner of the Licensed Rights (as defined below).

(B)	The Licensee wishes to use the Licensed Rights and the Licensor is willing to grant to the Licensee a licence to use the Licensed Rights on the terms and conditions set out in this agreement.

IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

1.1	In this agreement and the schedules, the following words have the following meanings:

Business means the business of the Licensee as carried out within the 12 months preceding the Effective Date;

Business Day means a day other than a Saturday, Sunday or public holiday in England when banks in London are open for business;

Domain Names means prometicbioseparations.com;

Effective Date means the date of this agreement;

Group means in relation to a company, that company, any subsidiary or holding company from time to time of that company, and any subsidiary from time to time of a holding company of that company;

holding company and subsidiary mean “holding company” and “subsidiary” as defined in section 1159 of the Companies Act 2006 and a company shall be treated, for the purposes only of the membership requirement contained in subsections 1159(1)(b) and (c), as a member of another company even if its shares in that other company are registered in the name of (a) another person (or its nominee), whether by way of security or in connection with the taking of security, or (b) its nominee. In the case of a limited

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liability partnership which is a subsidiary of a company or another limited liability partnership, section 1159 of the Companies Act 2006 shall be amended so that: (a) references in sub sections 1159(1)(a) and (c) to voting rights are to the members’ rights to vote on all or substantially all matters which are decided by a vote of the members of the limited liability partnership; and (b) the reference in section 1159(1)(b) to the right to appoint or remove a majority of its board of directors is to the right to appoint or remove members holding a majority of the voting rights;

Licensed Rights means the Marks and the Domain Name;

Marks means the trade mark(s) set out in Schedule 1, including all related common law rights and listed registrations and applications and any registrations which may be granted pursuant to such applications, and all related trade marks, devices and get-ups and any registrations of any marks listed in Schedule 1 that may be notified in writing by the Licensor to the Licensee from time to time; and

Territory means all of the countries and territories of the world.

1.2	Clause and schedule headings shall not affect the interpretation of this agreement.

1.3	The schedules form part of this agreement and shall have effect as if set out in full in the body of this agreement. Any reference to this agreement includes the schedules.

1.4	References to clauses and schedules are to the clauses and schedules of this agreement.

1.5	Unless the context otherwise requires, words in the singular include the plural and in the plural include the singular.

1.6	Unless the context otherwise requires, a reference to one gender shall include a reference to the other genders.

1.7

A reference to a statute or statutory provision is a reference to it as amended, extended or re-enacted from time to time; provided that, as between the parties, no such amendment, extension or re-enactment shall apply for the purposes of this agreement to the extent that it would impose any new or extended obligation, liability or restriction on, or otherwise adversely affect the rights of, any party. This clause does not, however, apply in relation to taxation.

1.8	A reference to a statute or statutory provision shall include any subordinate legislation made from time to time under that statute or statutory provision.

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1.9	Writing or written includes faxes but not e-mail.

1.10	Any words following the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

1.11

A person includes a natural person, corporate or unincorporated body (whether or not having separate legal personality) and that person’s legal and personal representatives, successors and permitted assigns.

2	GRANT AND QUALITY CONTROL

2.1 Subject to the terms and conditions of this agreement, the Licensor hereby grants to the Licensee a non-exclusive, non-transferable (except as otherwise provided herein), licence to use the Licensed Rights solely in connection with the conduct of Licensee’s Business in the Territory for the term of this agreement, on a royalty-free basis. No license, either express or implied, is granted by Licensor to the Licensee hereunder with respect to any Licensed Rights or other intellectual property rights of Licensor, except as specifically stated herein.

2.2 Licensee acknowledges the high standards and reputation for quality symbolized by the Licensed Rights as of the Effective Date, and Licensee shall use such Licensed Rights in a manner consistent with such quality standards and reputation. Licensor shall have the right to exercise quality control over the use of the Licensed Rights by Licensee to the degree reasonably necessary to maintain the validity and enforceability of the Licensed Rights, and to protect the goodwill associated therewith. In furtherance of the foregoing, Licensee acknowledges and agrees that: (a) the quality of the goods and services provided by Licensee at the Business shall be substantially equivalent to or better than the standards maintained by Licensor at the Business immediately prior to the Effective Date; (b) Licensee will comply with Licensor’s graphics standards for the use of the Marks; and (c) Licensor shall have the right, during normal business hours and on reasonable prior notice to Licensee, to inspect or audit Licensee’s books of record and evidence of use.

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3	TITLE, GOODWILL AND REGISTRATIONS

3.1

The Licensee acknowledges that the Licensor is the owner of the Marks and shall not directly or indirectly dispute or challenge the rights of the Licensor to the Marks nor directly or indirectly contest the validity or enforceability of any rights of the Licensor in or to any of the Licensed Rights, either during the term of this agreement or, at any time thereafter, nor shall it voluntarily assist in any action taken by any third party, an object of which action is to contest said ownership or validity. Nothing in this agreement shall be construed as granting to the Licensee any ownership rights in and to the Marks.

3.2

The Licensee shall not do, or omit to do, or permit to be done, any act which will or may weaken, damage or be detrimental to the Marks or the reputation or goodwill associated with the Marks or the Licensor, or which may invalidate or jeopardise any registration of the Marks.

3.3	The Licensee shall not apply for, or obtain, registration of the Marks for any goods or services in any country.

3.4

The Licensor shall at its own expense take commercially reasonable steps to maintain any existing registrations of the Marks (to the extent applicable) and prosecute to registration any pending applications and the Licensee shall provide, at the request and expense of the Licensor and at the Licensor’s expense, all necessary assistance in such maintenance and prosecution.

3.5

The Licensee shall not hold itself out as having any right or authority to assume or to create any obligation or responsibility on behalf of or in the name of the Licensor or to bind the Licensor in any manner whatsoever other than as may be expressly provided in this agreement.

4	PROTECTION OF THE LICENSED RIGHTS

4.1	The Licensee shall as soon as reasonably practicable notify the Licensor in writing if any of the following matters come to its attention:

4.1.1	any actual, suspected or threatened infringement of the Licensed Rights;

4.1.2	any actual or threatened opposition to the Licensed Rights; or

4.1.3	any claim made or threatened that use of the Licensed Rights infringes the rights of any third party.

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4.2	In respect of any of the matters listed in clause 4.1:

4.2.1	the Licensor shall, in its absolute discretion, decide what action if any to take;

4.2.2	the Licensor shall have exclusive control over, and conduct of, all claims and proceedings;

4.2.3	the Licensee shall not make any admissions other than to the Licensor and shall provide the Licensor with all assistance that it may reasonably require in the conduct of any claims or proceedings; and

4.2.4	the Licensor shall bear the cost of any proceedings and shall be entitled to retain all sums recovered in any action for its own account.

5	WARRANTIES

5.1	The Licensor warrants that:

5.1.1	it is the sole legal and beneficial owner of, and owns all the rights and interests in, the Licensed Rights;

5.1.2	it has not assigned any of the Licensed Rights;

5.1.3	it is unaware of any infringement or likely infringement of any of the Licensed Rights; and

5.1.4	so far as it is aware, exploitation of the Assigned Rights will not infringe the rights of any third party.

5.2

The parties agree that, except as may be expressly provided in this agreement, neither has made or makes to the other any representations or warranties respecting the compensation that the other may expect to earn or receive pursuant to this agreement or otherwise.

5.3	The Licensor expressly disclaims and excludes all express and implied representations and warranties, whether statutory or otherwise.

6	SUB-LICENSING

6.1

Subject to clause 6.2, he Licensee shall not grant to any entity within its Group a sub-licence of any of its rights under this agreement, without the prior written consent of the Licensor, which consent may be withheld at Licensor’s sole discretion.

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6.2

The Licensee shall have the right to grant to a sub-licence of any of its rights under this agreement to any entity within its Group, where Licensee had sub-licensed such rights or Licensor had licensed similar rights to such Licensee Group entity prior to the Effective Date.

6.3	All sub-licences granted shall terminate automatically on termination or expiry of this agreement.

7	ASSIGNMENT AND OTHER DEALINGS

7.1

The Licensor may at any time and without the consent of the Licensee assign, transfer, mortgage, charge or deal in any other manner with any or all of its rights or obligations under this agreement, provided that the Licensor shall notify the Licensee as soon as reasonably possible after any such dealing and include particulars of the assignee, mortgage or chargee.

8	DURATION AND TERMINATION

8.1	This agreement shall come into force on the Effective Date and, unless terminated earlier in accordance with clause 8.2, shall remain in force until the 1st anniversary of the Effective Date.

8.2

Without prejudice to any rights that have accrued under this agreement or any of its rights or remedies, the either party may terminate this agreement immediately by giving written notice to the other party if:

8.2.1

the other party commits a material breach of this agreement (other than failure to pay any amounts due under this agreement) and (if such breach is remediable) fails to remedy that breach within 14 days of being notified in writing to do so; or

8.2.2

the other party suspends, or threatens to suspend, payment of its debts or is unable to pay its debts as they fall due or admits inability to pay its debts or (being a company) is deemed unable to pay its debts within the meaning of section 123 of the Insolvency Act 1986; or

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8.2.3

the other party commences negotiations with all or any class of its creditors with a view to rescheduling any of its debts, or makes a proposal for, or enters into, any compromise or arrangement with its creditors other than for the sole purpose of a scheme for a solvent amalgamation of the other party with one or more other companies or the solvent reconstruction of the other party; or

8.2.4

a petition is filed, a notice is given, a resolution is passed, or an order is made, for or in connection with the winding up of the other party other than for the sole purpose of a scheme for a solvent amalgamation of the other party with one or more other companies or the solvent reconstruction of the other party; or

8.2.5

an application is made to court, or an order is made, for the appointment of an administrator, or if a notice of intention to appoint an administrator is given, or if an administrator is appointed over the other party; or

8.2.6	a floating charge holder over the assets of the Licensee has become entitled to appoint, or has appointed, an administrative receiver; or

8.2.7	a person becomes entitled to appoint a receiver over the assets of the other party or a receiver is appointed over the assets of the other party; or

8.2.8

a creditor or encumbrancer of the Licensee attaches or takes possession of, or a distress, execution, sequestration or other such process is levied or enforced on or sued against, the whole or any part of its assets and such attachment or process is not discharged within 14 days; or

8.2.9

any event occurs, or proceeding is taken, with respect to the other party in any jurisdiction to which it is subject that has an effect equivalent or similar to any of the events mentioned in clause 8.2.2 to clause 8.2.8 (inclusive); or

8.2.10	the other party suspends or ceases, or threatens to suspend or cease, to carry on all or a substantial part of its business.

8.3

Notwithstanding any other provision of this agreement, the parties agree and acknowledge that the provisions of clauses 3.1, 3.5 and 9.2 shall survive the expiration or termination of this agreement and shall remain in full force and effect notwithstanding such expiration or termination.

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9	EFFECT OF TERMINATION

9.1 On expiry or termination of this agreement for any reason and subject to any express provisions set out elsewhere in this agreement all rights and licences granted pursuant to this agreement shall cease.

9.2 Any termination of this agreement shall be without prejudice to any other rights (including any right of indemnity), remedy or other relief vested in either party or to which either party may otherwise be entitled pursuant to this agreement.

10	FURTHER ASSURANCE

At its own expense each party shall, and shall use all reasonable endeavours to procure that any necessary third party shall, promptly execute such documents and perform such acts as may reasonably be required for the purpose of giving full effect to this agreement.

11	WAIVER

No failure or delay by a party to exercise any right or remedy provided under this agreement or by law shall constitute a waiver of that or any other right or remedy, nor shall it preclude or restrict the further exercise of that or any other right or remedy. No single or partial exercise of such right or remedy shall preclude or restrict the further exercise of that or any other right or remedy.

12	ENTIRE AGREEMENT

This agreement contains the whole agreement between the parties relating to its subject matter and supersedes any prior agreements, representations or understandings between them unless expressly incorporated by reference in this agreement. Each party acknowledges that it has not relied on, and shall have no remedy in respect of, any representation (whether innocent or negligent) made but not expressly embodied in this agreement. Nothing in this clause limits or excludes any liability for fraud or fraudulent misrepresentation.

13	VARIATION

No variation of this agreement shall be effective unless it is in writing and signed by the parties (or their authorised representatives).

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14	SEVERANCE

14.1

If any court or competent authority finds that any provision of this agreement (or part of any provision) is invalid, illegal or unenforceable, that provision or part-provision shall, to the extent required, be deemed to be deleted, and the validity and enforceability of the other provisions of this agreement shall not be affected.

14.2

If any invalid, unenforceable or illegal provision of this agreement would be valid, enforceable and legal if some part of it were deleted, the provision shall apply with the minimum modification necessary to make it legal, valid and enforceable.

15	COUNTERPARTS

This agreement may be executed in any number of counterparts, each of which when executed and delivered shall constitute an original of this agreement, but all the counterparts shall together constitute the same agreement. No counterpart shall be effective until each party has executed at least one counterpart.

16	THIRD PARTY RIGHTS

No person other than a party to this agreement shall have any rights to enforce any term of this agreement.

17	NO PARTNERSHIP OR AGENCY

Nothing in this agreement is intended to, or shall be deemed to, establish any partnership or joint venture between the parties, constitute either party the agent of another party, nor authorise either party to make or enter into any commitments for or on behalf of the other party

18	NOTICES

18.1

Any notice required to be given under this agreement shall be in writing and shall be delivered personally, or sent by pre-paid first-class post or recorded delivery or by commercial courier, to each party required to receive the notice.

18.2	Any notice shall be deemed to have been duly received:

18.2.1	if delivered personally, when left at the address and for the contact referred to in this clause;

18.2.2	if sent by pre-paid first-class post or recorded delivery, at 9.00 am on the second Business Day after posting; or

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18.2.3	if delivered by commercial courier, on the date and at the time that the courier’s delivery receipt is signed.

18.3	A notice required to be given under this agreement shall not be validly given if sent by e-mail.

18.3.1	The provisions of this clause 18 shall not apply to the service of any proceedings or other documents in any legal action.

19	SPECIFIC PERFORMANCE

19.1

Each party hereby acknowledges and agrees that the Licensor would be irreparably damaged in the event any of the provisions of this agreement are not fully performed by Licensee in accordance with their specific terms or are otherwise breached by Licensee and that in such event money damages would be an inadequate remedy for Licensor. Accordingly, Licensee hereby agrees that Licensor shall be entitled to an injunction to prevent breaches of the provisions of this agreement and to enforce specifically the terms and provisions hereof in any action instituted in any court having jurisdiction, in addition to any other remedy (including damages) to which such party may be entitled at law or in equity.

20	GOVERNING LAW AND JURISDICTION

20.1

This agreement and any dispute or claim arising out of or in connection with it or its subject matter or formation (including non-contractual disputes or claims) shall be governed by and construed in accordance with the law of the Province of Québec and the federal Laws of Canada applicable therein.

20.2

The parties irrevocably agree that the courts of the district of Montreal, Province of Québec, Canada, shall have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement or its subject matter or formation (including non-contractual disputes or claims).

IN WITNESS of which the parties to this agreement have executed it as a deed and delivered it on the date first written in this agreement.

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SCHEDULE 1 – MARKS

•	PROMETIC BIOSEPARATIONS

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EXECUTED (but not delivered until the	)
date written at the start of this deed) AS A	)	Signature of a director
DEED by LIMINAL BIOSCIENCES INC.
acting by a director in	)
the presence of:	)
Name of director (BLOCK CAPITALS)

Witness’ signature:
Witness’ name (BLOCK CAPITALS):
Witness’ address:

Witness’ occupation:

EXECUTED (but not delivered until the	)
date written at the start of this deed) AS A DEED by PROMETIC BIOSEPARATIONS ))		Signature of a director
LIMITED acting by a director in	)
the presence of:	)
Name of director (BLOCK CAPITALS)

Witness’ signature:
Witness’ name (BLOCK CAPITALS):
Witness’ address:

Witness’ occupation:

EXHIBIT “E”

Reorganization Plan

[OMITTED – REORGANIZATION PLAN]

EXHIBIT “F”

Form of Transition Services Agreement

See attached.

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TRANSITION SERVICES AGREEMENT

THIS TRANSITION SERVICES AGREEMENT is entered into as of                     , 2019 by and among Prometic Bioseparations Ltd. (the “Corporation”) and Liminal BioSciences Inc. (the “Service Provider”). The Corporation and the Service Provider are sometimes individually referred to herein as a “Party” and collectively as, the “Parties”.

WHEREAS, Gamma Biosciences GP LLC (the “Purchaser”) and the Service Provider have entered into a Share Purchase Agreement, dated November 3, 2019 (the “Purchase Agreement”), pursuant to which the Seller is selling and transferring to the Purchaser, and the Purchaser is purchasing from the Seller, all of the issued and outstanding shares in the capital of the Corporation upon the terms and subject to the conditions set forth therein;

WHEREAS, to facilitate the transactions contemplated by the Purchase Agreement, the Service Provider has agreed to provide certain Transition Services (as such term is defined herein);

WHEREAS, the Parties are entering into this Agreement contemporaneously with the Closing (as such term is defined in the Purchase Agreement); and

WHEREAS, subject to the terms and conditions of this Agreement, the Service Provider agrees to provide, by itself or through its Affiliates or other designated third parties, and the Corporation desires to contract for the use of, the Transition Services.

NOW, THEREFORE, in consideration of the covenants, promises, representations, and warranties set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1.	Definitions

Capitalized terms used in this Agreement and not otherwise defined herein shall have the respective meanings assigned to them in the Purchase Agreement. As used in this Agreement, the following have the following meanings:

(a)	“Acquired Companies” means, collectively, the Corporation (including its branch) and the Subsidiaries;

(b)	“Affiliate” has the meaning ascribed thereto in the Canada Business Corporations Act, as in force on the date of this Agreement;

(c)	“Agreement” means this Transition Services Agreement and all Schedules hereto, as same may be amended or supplemented from time to time;

(d)

“Business Day” means any day other than a Saturday, Sunday or other day on which the principal commercial banks in Montreal, Québec, the Isle of Man, London and United Kingdom are not open for business during normal business hours;

(e)

“Governmental Entity” means any (i) multinational, federal, provincial, municipal, local or other governmental or public department, central bank, court, tribunal, commission, commissioner, board, bureau or agency, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

(f)

“Intellectual Property” means all rights in trade marks, trade names, business names, brand names, service marks, logos, goodwill, domain names, computer software and computer programs (other than standard off-the-shelf software), copyrights, designs, inventions and patents, formulae, processes, know-how and technology, whether registered or unregistered;

(g)

“Law” or, collectively “Laws” means, with respect to any Person, all (i) applicable laws, constitutions, treaties, statutes, codes, ordinances, principles of common law, orders, notices, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, (ii) judgments, orders, injunctions, decisions and sanctions of any Governmental Entity, and (iii) policies, practices and guidelines of any Governmental Entity having the force of law;

(h)

“Person” means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, unlimited liability company, limited liability company, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning; and

(i)	“Subsidiaries” means, collectively, Prometic Manufacturing Inc. and Prometic Bioseparations Ltd (UK).

1.2.	Other Defined Terms

Each of the following capitalized terms shall have the meaning ascribed thereto in the corresponding Sections:

Confidential Material	10.1
Corporation	Recital
End Date	3.1(b)
IT Services	3.3(b)
Notice	11.4
Omitted Services	2.3
Party/Parties	Recital
Purchase Agreement	Preamble
Purchaser	Preamble
Sales Taxes	4.3
Seller	Preamble
Service Provider	Recital
Terminated Transition Services	3.3(b)
Termination Date	3.4(a)
Transition Service(s)	2.1
Transition Service Period	3.3(b)
TSA Coordinator	9.1

1.3.	Headings, Etc.

The division of this Agreement into Articles and Sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement.

1.4.	Schedules

All Schedules to this Agreement are hereby incorporated herein and made a part hereof.

1.5.	Certain Phrases

In this Agreement (a) the words “including”, “includes” and “include” or any derivatives of such words mean “including (or includes or include) without limitation”; (b) words importing the singular number only include the plural and vice versa (c) the words “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”; and (d) the words “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement as a whole and the words “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article of, Section of, Exhibit to or Schedule to, this Agreement, unless specified otherwise.

1.6.	Currency

All references in this Agreement to “dollars” or to “$” are expressed in Canadian currency unless otherwise specifically indicated.

1.7.	Payment

Any cash to be delivered by one Person to another pursuant to this Agreement must be paid by wire transfer or other means of immediately available funds to an account designated in writing by the Person entitled to receive the payment.

1.8.	Business Days

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment must be made or such action must be taken on or not later than the next succeeding Business Day.

ARTICLE 2

SERVICES PROVIDED

2.1.	Transition Services

The Service Provider will provide, or cause one or more of its Affiliates or designated third parties to provide, to the Acquired Companies at no cost to the Corporation or any of the Acquired Companies those specific Transition Services, as described and for up to the length of time specified on Schedule “A” to this Agreement, upon the terms and subject to the conditions set forth in this Agreement (collectively with the Omitted Services (as defined hereinafter), the “Transition Services” and each a “Transition Service”).

2.2.	Service Limitations

(a)

For greater certainty, without limiting Article 5 hereof, to the extent that the Service Provider is providing Transition Services in accordance with this Agreement, the Corporation shall have no right to require the Service Provider to:

(i)	hire or engage any additional employees or other services providers;

(ii)	maintain the employment of any specific employee;

(iii)

purchase, lease or license any additional equipment, hardware, personal computers, mobile phones, Intellectual Property rights or software (other than such equipment, hardware, personal computers, mobile phones or software that is necessary to replace damaged or broken equipment, hardware, personal computers, mobile phones or software that are solely necessary for the performance of the Transition Services, in which case the Corporation shall bear the cost of any such equipment, hardware, personal computers, mobile phones or software by paying such third party invoices directly);

(iv)

pay any costs related to the transfer or conversion of the Service Provider’s data (or the data of the Service Provider’s Affiliates or designated third parties) to the Corporation or a third-party supplier; or

(v)	pay any out-of-pocket expenses or costs in connection with any Transition Service.

(b)

The Service Provider shall not be required to provide any Transition Service to the extent and for so long as the performance of such Transition Service would require the Service Provider (or any of its Affiliates or designated third parties) to violate any applicable Law or would result in the breach of any software license or other applicable Contract, whether related to Intellectual Property rights or otherwise.

(c)

Notwithstanding anything to the contrary contained herein, the Service Provider will not be required to perform or cause to be performed any of the Transition Services for the benefit of any Person other than the Acquired Companies.

2.3.	Omitted Services

In the event that any of the Acquired Companies received any services provided or procured by the Service Provider or its Affiliates in the 12 months prior to the Closing Date, and such services are not included in Schedule “A” to this Agreement but are reasonably requested for the transition of the Corporation to operate on a stand-alone basis (each, an “Omitted Service”), the Corporation shall send a notice to the Service Provider describing and detailing the Omitted Services required from the Service Provider (including the type and duration of services). Upon receiving such notice from the Corporation, the Service Provider shall use its commercially reasonable efforts to provide such Omitted Services at no cost for a period that does not exceed the End Date.

ARTICLE 3

TERM, TERMINATION AND EXTENSION

3.1.	Transition Service Period

(a)	This Agreement and the obligations of the Service Provider to provide the Transition Services will commence on the Closing Date; and

(b)	Subject to Sections 3.2 and 3.3, the obligation of the Service Provider to provide a given Transition Service will terminate on the date set out in Schedule “A” to this Agreement (the “End Date”).

3.2.	Extension of the Transition Period

(a)	Subject to Section 3.2(b) below, the Parties agree that the Service Provider is not obligated to perform any Transition Service after the applicable End Date

(b)

If the Corporation desires that the Service Provider continues to provide any of the services listed in the IT section of Schedule A (the “IT Transition Services“) after the End Date, the Corporation may send a notice of such extension to the Service Provider requiring that the relevant IT Transition Service be extended for a period of up to 6 months (“Extension Period”). Such IT Transition Services will thereafter be provided on the same terms, other than cost. The cost for providing any IT Transition Services for any Extension Period shall be negotiated between the Parties, acting reasonably and in good faith.

3.3.	Termination of a Transition Service

(a)

A Party may, at any time prior to the applicable End Date, terminate any Transition Service or any portion of any Transition Service upon prior Notice to the other Party if such other Party is in material breach of its obligations with respect to that Transition Service or that portion of a Transition Service, and such breach continues without cure for a period of fifteen (15) days after receipt by the breaching Party of Notice of such failure from the non- breaching Party.

(b)

Except as set forth in Schedule “A” to this Agreement, upon transition of a Transition Service to the Corporation or at such time prior to the Termination Date as the Corporation otherwise no longer requires one or more Transition Services or any portion thereof (in each case, as specified by thirty (30) days’ prior Notice from the Corporation to the Service Provider identifying the particular services no longer needed (the “Terminated Transition Services”)), the Service Provider’s obligation under this Agreement to provide such Terminated Transition Services to the Corporation shall terminate effective upon thirty (30) days Notice thereof from the Corporation to the Service Provider, and upon termination, the Corporation shall no longer be obligated to make payment for such Terminated Transition Services (except with respect to any amounts owing for any Transition Service performed prior to the effective termination). For the avoidance of doubt, if less than all of the information technology Transition Services (“IT Services”) are terminated pursuant to this Section 3.3, the Parties will cooperate in good faith to determine the appropriate reduction in amounts to be paid for the non-terminated IT Services that takes into account that the Service Provider will have incurred payment obligations to third parties (e.g. contracted for licenses, circuits, maintenance and other items/services for all or part of the applicable Transaction Service Period set out in Schedule “A” to this Agreement (each a “Transition Service Period”) and any associated early termination costs) that assumed that various IT Services would be provided for the entire Transition Service Period. For the avoidance of doubt, other than the Terminated Transition Services, all other Transition Services shall continue in accordance with the terms hereof.

3.4.	Termination of the Agreement

(a)

This Agreement will terminate on the earlier of the date (“Termination Date”) upon which (i) the Service Provider has no obligations to provide any Transition Services pursuant to Section 3.1(b); (ii) as and to the extent provided for in Section 11.10 (Force Majeure); and (iii) a Party terminates the Agreement in accordance with Section 3.4(b).

(b)	A Party may terminate this Agreement:

(i)

at any time, upon prior Notice to the other Party if such other Party is in material breach of its obligations under this Agreement, and such breach continues without cure for a period of fifteen (15) days after receipt by the breaching Party of a Notice of such failure from the non-breaching Party; and

(ii)

immediately upon receiving Notice, if the other Party (A) becomes insolvent, (B) becomes the subject of a proceeding under applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors and such proceeding is not dismissed or stayed within thirty (30) days after its commencement, or (C) has appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets.

3.5.	Effects of Termination of a Transition Service or the Agreement

(a)	The right of termination pursuant to Sections 3.3 and 3.4(b):

(i)

is in addition to any other rights that the Party exercising the right of termination may have under this Agreement, and the exercise of the right of termination by a Party will not constitute an election of remedies; and

(ii)

does not affect the Service Provider’s right to be paid for all fees and other charges accrued for Terminated Transition Services or portions of Transition Services rendered up to and including the date of termination, subject to the resolution of any disputes relating to such charges.

(b)	Upon the termination of this Agreement in accordance with Section 3.4, the Parties will be released from all their obligations under this Agreement, except that:

(i)	their obligations under Section 3.5, Article 8, Article 9, Article 10 and Section 11.4 and provisions that by their nature should survive, will survive the termination of this Agreement; and

(ii)	the termination of this Agreement will not relieve any Party from any liability for any breach of this Agreement occurring prior to termination.

ARTICLE 4

CHARGES FOR SERVICES

4.1.	Charges

The Service Provider will provide the Transition Services to the Corporation in accordance with the terms set forth in Schedule “A” to this Agreement. The Corporation shall be responsible to pay any fees and expenses payable to a third party to provide the Transition Services. To the extent applicable, the Service Provider shall invoice the Corporation at the end of each calendar month for the amounts owed in connection with the Transition Services and any other amounts that may be due hereunder. With respect to any amounts owed in connection with any Terminated Transition Service, the Corporation shall be obligated to pay a pro rata portion of the applicable monthly fee for such Terminated Transition Service, based on the number of days elapsed in the applicable month up to, and including, the effective Termination Date and any additional costs associated with the early termination as provided by Section 3.1.

4.2.	Third Parties

The Corporation acknowledges and agrees that the Transition Services provided by the Service Provider (or an Affiliate thereof) through third parties or using third party Intellectual Property are subject to the terms and conditions of any applicable agreements between the Service Provider (or an Affiliate thereof) and such third parties. The Corporation shall comply, and shall procure that the Acquired Companies comply, with such third party agreements, provided that the Service Provider has provided a copy of such agreements to the Corporation in advance. The Service Provider shall use commercially reasonable efforts to obtain any necessary consents from such third parties in order to provide such Transition Services; provided, that (i) the Service Provider shall not be required to obtain any consent that, the obtaining of which will, or would foreseeably, result in an amendment, restatement or renegotiation of the Service Provider’s (or its Affiliate’s) agreement with the applicable third party in a way that would be unfavourable to the Service Provider or any of its Affiliates; and (ii) the Corporation shall be responsible to pay any incremental fees payable to a third party to provide such Transition Services. All costs associated with the foregoing shall be borne by the Corporation. To the extent that the Service Provider is unable to obtain such third party consent, despite using its commercially reasonable endeavours, the Service Provider shall use its commercially reasonable endeavours to source an alternative provider of such service to the Corporation or find another solution to ensure business continuity. For greater certainty, the Parties agree that the Service Provider should not transfer to a third party Transition Services that were otherwise provided by the Service Provider in the twelve (12) months prior to the Closing Date, unless there are unforeseeable circumstances (e.g. death of an employee or a long-term disability) whereby the Service Provider would no longer be able to deliver those Transition Services.

4.3.	Taxes

All consideration under this Agreement is exclusive of any sales, transfer, goods or services taxes or similar gross receipts based tax (including any such taxes that are required to be withheld, but excluding all other taxes including taxes based upon or calculated by reference to income, receipts or capital) imposed against or on services and other amounts due under this Agreement (“Sales Taxes”) and such Sales Taxes will be added to the consideration payable by the Corporation where applicable. Such Sales Taxes shall be separately stated on the relevant invoice to the Corporation. The Corporation shall be responsible for any such Sales Taxes and shall remit such Sales Taxes to the Service Provider.

4.4.	Payments

Subject to Section 2.2(a)(iii), all amounts due to the Service Provider under this Agreement will be due and payable within thirty (30) calendar days of the Corporation’s receipt of the invoice therefor. Such invoice will set forth in reasonable detail the amounts due and owing in respect of the Transition Services provided during the period since the immediately preceding invoice was submitted to the Corporation.

4.5.	Set-Off

Amounts due under this Agreement may not be set-off/compensated by amounts due under any other agreement.

4.6.	Late Payments

Amounts owed pursuant to this Agreement which remain unpaid will bear interest, accruing daily and being calculated and payable monthly in arrears on the last day of each and every month, at the lesser of twelve percent (12%) per annum or the maximum rate allowed by Law. The Parties acknowledge and agree that failure by the Corporation to pay amounts due hereunder, other than to the extent of and limited to any amount disputed in good faith and on reasonable grounds, pursuant to the terms of this Agreement is a material breach.

ARTICLE 5

PERFORMANCE STANDARD

5.1.	Performance Standard

The Corporation acknowledges that the Service Provider is not in the business of providing Transition Services (or services of a like nature) to third parties, and that the Transition Services are being provided to the Corporation by the Service Provider as an accommodation to facilitate the transactions contemplated by the Purchase Agreement. As such, nothing in this Agreement will require or be interpreted to require the Service Provider to:

(a)

provide a Transition Service to the Corporation beyond the average standard (including scope, manner, content, volume and quality) to which the Transition Service was provided during the 12 months prior to the Closing Date; or

(b)

subject Section 4.2, provide a Transition Service through a third party or using third party Intellectual Property, where (a) doing so would violate the terms and conditions of any applicable agreements between the Service Provider (or an Affiliate thereof) and such third party; (b) the Service Provider was unable, despite commercially reasonable efforts, to obtain the necessary consents from such third party; or (c) the obtaining of the necessary consents from such third party will, or would foreseeably, result in an amendment, restatement or renegotiation of the Service Provider’s (or its Affiliate’s) agreement with such third party in a way that would adversely affect the business of the Service Provider or any of its Affiliates.

Notwithstanding anything to the contrary herein, the Service Provider will perform or cause to be performed each Transition Service with substantially the same quality of service as the Service Provider (or an Affiliate thereof) provides the same or similar services to the Corporation immediately prior to the Closing. If the Service Provider fails to provide a Transition Service hereunder, or the quality of a Transition Service is not in accordance with this Article 5, then the Corporation will give the Service Provider Notice thereof. The Service Provider will then have fifteen (15) days to cure the defective Transition Service. If, after such fifteen (15) day period, the Service Provider has failed to cure the defective Transition Service, then the Corporation shall have only the rights and remedies (and subject to the limitations) provided herein.

ARTICLE 6

TRANSITION

6.1.	Transition

The Corporation acknowledges that the purpose of this Agreement is to provide services to the Corporation on an interim basis, until the Corporation can perform the services for itself. Accordingly, at all times from and after the Closing Date, the Corporation shall use its commercially reasonable efforts to make or obtain any approvals, permits or licenses, implement any computer systems and take, or cause to be taken, any and all other actions necessary or advisable for it to provide such services for itself and on a stand-alone basis as soon as reasonably practicable, and subject to 3.2(b), by no later than 18 months after the Closing Date. The Service Provider is not obligated hereunder to provide disaster recovery services to the Corporation.

ARTICLE 7

ACCESS

7.1.	Access

The Corporation shall permit the Service Provider, its Affiliates and its and their respective employees and agents reasonable access, at no cost, during regular business hours (or otherwise upon reasonable prior notice) to such facilities, data and personnel as are involved in receiving or overseeing the Transition Services, and records as reasonably requested by the Service Provider or any of its Affiliates to facilitate the performance of this Agreement, provided that the Service Provider and its Affiliates comply with the reasonable policies and procedures of the Corporation, provided copies have been provided to the Service Provider.

ARTICLE 8

INDEMNITY AND LIMITATIONS ON LIABILITY

8.1.	Indemnity

Each Party shall indemnify, defend and hold harmless the other Party, its Affiliates and its and their officers, directors, employees, agents and representatives from and against any and all any loss, liability, claim, damage, expense, fine, penalty or interest arising out of, resulting from or relating to a breach of this Agreement based upon the gross or intentional fault, fraud or willful misconduct of the defaulting Party.

8.2.	Limitations on Liability

EXCEPT FOR LIABILITIES OF A PARTY ARISING UNDER ARTICLE 10 (CONFIDENTIALITY) OR IN THE CASE OF A PARTY’S GROSS OR INTENTIONAL FAULT, FRAUD OR WILLFUL MISCONDUCT OF A PARTY, EACH PARTY HERETO AGREES FOR ANY LIABILITIES ARISING OUT OF OR RELATING TO THIS AGREEMENT THAT (I) THE LIABLE PARTY (INCLUDING ITS AFFILIATES, EMPLOYEES, DIRECTORS, OFFICERS, AND AGENTS) SHALL NOT BE LIABLE TO THE CLAIMING PARTY OR ANYONE ACTING THROUGH THE CLAIMING PARTY UNDER ANY LEGAL THEORY (INCLUDING WITHOUT LIMITATION BREACH OF CONTRACT, STRICT LIABILITY, NEGLIGENCE OR ANY OTHER LEGAL THEORY) FOR INCIDENTAL, INDIRECT (INCLUDING LOST PROFITS OR REVENUES), SPECIAL, OR EXEMPLARY DAMAGES, EVEN IF ANY SUCH PARTY OR ENTITY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; AND (II) EACH PARTY’S TOTAL LIABILITY FOR ANY
REASON(S) AND ON ANY CAUSE(S) OF ACTION SHALL AT ALL TIMES AND IN THE AGGREGATE AMOUNT BE LIMITED TO THE AMOUNT OF CHARGES ACTUALLY PAID TO THAT PARTY UNDER THIS AGREEMENT AT THE TIME OF THE CLAIM.

8.3.	Disclaimer

EXCEPT AS MAY BE SPECIFICALLY PROVIDED HEREIN, INCLUDING ARTICLE 5, ALL SERVICES ARE PROVIDED ON AN “AS IS” BASIS WITHOUT ANY WARRANTY, EXPRESS, IMPLIED OR STATUTORY, INCLUDING, BUT NOT LIMITED TO, THE IMPLIED WARRANTIES OF MERCHANTABILITY, NON-INFRINGEMENT OR FITNESS FOR A PARTICULAR PURPOSE.

ARTICLE 9

RELATIONSHIP MANAGEMENT

9.1.	TSA Coordinators

The Service Provider on the one hand, and the Corporation on the other, will each appoint one individual to have primary responsibility and oversight for the provision of all Transition Services under this Agreement and to be each Party’s primary point of contact (each a “TSA Coordinator”). The initial TSA Coordinator on behalf of the Service Provider will be                                    . The initial TSA Coordinator on behalf of the Corporation will be                                     . Each Party may replace their TSA Coordinator by providing Notice thereof.

To the extent that the TSA Coordinators are unable to resolve an issue within 10 Business Days of its arising, they shall refer such matter to                             and                                     (the “Senior Representatives”) who shall discuss to resolve such matter. If the Senior representatives have not resolved such matter within 10 Business Days following a referral to them, either Party may issue a claim in accordance with Section 11.6.

ARTICLE 10

CONFIDENTIALITY

10.1.	Confidentiality

Each Party shall keep confidential and shall not make available or disclose any non-public information or material of the other Party or its Affiliates that is or has been (a) disclosed or made available by the other Party or its Affiliates under or in connection with this Agreement, whether orally, electronically, in writing or otherwise, including copies, or (b) learned, acquired, or generated by the other party in connection with this Agreement (collectively, “Confidential Material”) to any Person, or make or permit any use of such Confidential Material without the prior written consent of the other Party. Notwithstanding the foregoing, Confidential Material may be disclosed on an as needed basis to personnel, subcontractors, agents or advisors of the receiving Party as necessary for the purpose of fulfilling the receiving Party’s obligations under this Agreement.

10.2.	Exception

The provisions of Section 10.1 shall not apply to any Confidential Material which: (a) is or becomes commonly known within the public domain other than by breach of this Agreement or by breach of another agreement; (b) is obtained from a third party who is lawfully authorized to disclose such information free from any obligation of confidentiality; (c) is independently developed without reference to any Confidential Material; (d) is disclosed or used with the prior written approval of the disclosing Party; or (e) is disclosed by the receiving Party in response to a legal mandate (e.g. a subpoena or court order), after the receiving Party promptly notifies the disclosing Party (to the extent permitted by applicable Law) and provides a reasonable opportunity to oppose such mandate (to the extent permitted by applicable Law).

ARTICLE 11

MISCELLANEOUS

11.1.	Entire Agreement; Assignment

This Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties or any of their respective Affiliates with respect to the subject matter hereof. If there is any conflict or inconsistency among the provisions of this Agreement and the provisions of the Purchase Agreement, the provisions of the Purchase Agreement will govern. No Party may assign this Agreement or any of its rights or obligations hereunder without the prior written consent of the other Party; provided however, that nothing herein shall prohibit the Service Provider from assigning and transferring all or part of this Agreement and any of its rights thereunder to one of its Affiliates or to a third party pursuant to a transaction involving the sale of all or substantially all of its assets to such third party; provided that the Service Provider and the assignee remain solidarily bound by the terms and conditions of this Agreement so assigned. This Agreement will be binding upon, inure to the benefit of, and be enforceable by the successors and permitted assigns of the Parties and the name of a Party appearing herein will be deemed to include the names of such Party’s successors and permitted assigns to the extent necessary to carry out the intent of this Agreement.

11.2.	Relationship Between the Parties

The relationship between the Service Provider (and any of its Affiliates) and the Corporation hereunder shall be solely that of an independent contractor, and there is no agency, joint venture, partnership, or any other relationship between the Parties. The Service Provider (and its Affiliates) shall be solely responsible for all salary, employment, payroll and other benefits of and liabilities owed to, and compliance with immigration and visa Laws and requirements in respect of, its personnel assigned to perform Transition Services. In performing their respective duties hereunder, all personnel engaged in providing Transition Services shall be under the direction, control and supervision of the Service Provider (or its Affiliates); and the Service Provider (or its Affiliates) shall have the sole right to exercise all authority with respect to the employment (including termination of employment), assignment and compensation of such personnel. The employees of the Service Provider (or its Affiliates) engaged in providing Transition Services to the Corporation shall not, by virtue thereof, become employees of the Corporation.

11.3.	Data Ownership

Financial and accounting data newly created pursuant to a Transition Service provided hereunder and on behalf of the Corporation shall be owned by the Corporation. The Parties hereby acknowledge and agree that, as between the Parties, any and all Intellectual Property and other properties and assets owned or licensed by any Party hereunder shall remain at all times the sole and exclusive property and assets of such Party, provided that nothing herein shall create, grant or imply to any Party providing Transition Services any licenses under any trademark, patent or copyright or any other Intellectual Property right in respect of any Intellectual Property of the Corporation or its Affiliates. Except as specifically provided herein, no Party or any of its Affiliates will otherwise gain, by virtue of this Agreement, any rights of ownership or use for any patents, copyrights, trade secrets, trademarks or any other Intellectual Property rights owned by the other Party or its Affiliates.

11.4.	Notices

Any notice, direction or other communication given pursuant to this Agreement (each a “Notice”) must be in writing, sent by personal delivery, courier or email and addressed:

(a)	If to the Corporation at:

●

Attention:         ●

Email:              ●

with a copy to:

●

Attention:         ●

Email:               ●

(b)	If to the Service Provider at:

[REDACTED – ADDRESS]

Attention:        [REDACTED – NAME]

Email:              [REDACTED – EMAIL ADDRESS]

with a copy to:

Stikeman Elliott LLP

[REDACTED – ADDRESS]

Attention:        [REDACTED – NAME]

Email:               [REDACTED – EMAIL ADDRESS]

Notice is deemed to be given and received if sent by personal delivery or courier or electronic mail, on the date of delivery or transmission (as the case may be) if it is a Business Day and the delivery or transmission (as the case may be) was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed.

11.5.	Cooperation

The Parties will use good faith efforts to cooperate with each other in all matters relating to the provision and receipt of services hereunder and to mitigate problems should they arise. The Service Provider may substitute any of its Affiliates to provide a service; provided, in each case, any additional cost to the receiving party for a service caused by, relating to or arising out of any such substitution shall be borne by the Service Provider. To the extent that any Transition Service is provided or received by an Affiliate of a Party, such Party shall cause (and be liable for) its respective Affiliates to comply with the terms and conditions of this Agreement relating to the provision and receipt of Transition Services, including providing necessary information and documentation, as if such Affiliate or successor were a “Party” under this Agreement.

11.6.	Governing Law and Jurisdiction

This Agreement is governed by, and will be interpreted and construed in accordance with, the Laws of the Province of Quebec and the federal Laws of Canada applicable therein.

The Parties agree that the courts of the City of Montreal, Province of Quebec, Canada, will have exclusive jurisdiction for the adjudication of any and all disputes or controversies arising out of or relating directly or indirectly to this Agreement waive any objections to the assertion or exercise of jurisdiction by such courts, including any objection based on forum non conveniens.

11.7.	Survival

The provisions of this Agreement which by their nature survive termination of this Agreement shall so survive and remain in effect following the termination of this Agreement for any reason whatsoever.

11.8.	Severability

If any term or other provision of this Agreement is determined by a court or other governmental authority of competent jurisdiction to be invalid, illegal, or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

11.9.	Waiver

Except as otherwise provided herein, any failure of any Party to comply with any obligation, covenant, agreement, or condition herein may be waived by the Party entitled to the benefits thereof only by a written instrument signed by the Party granting such waiver; provided, however, that such waiver or failure to insist upon strict compliance with such obligation, covenant, agreement, or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

11.10.	Force Majeure

No Party shall be responsible for failure to perform its respective obligations hereunder where such failure is directly due to force majeure which shall include, but not be limited to: fires; floods; riots; strikes; labour disputes, freight embargoes or transportation delays (not caused by such Party); inability or delay attributable to acts of third parties to secure fuel, material, supplies, equipment, or power at reasonable prices or on account of shortages thereof; acts of God or of the public enemy; any future Laws, rules, regulations, or acts of any federal, state, or local government (including specifically, but not exclusively, any orders, rules, or regulations issued by any official or agency of any such government) that would prohibit performance hereunder; or any other cause beyond the control of a Party. Any interruption of business caused by such force majeure shall not, however, invalidate this Agreement or the Parties’ respective obligations, provided that the Party claiming that its failure to perform was caused by force majeure shall give Notice to the applicable Party as soon as reasonably practicable and use commercially reasonable efforts to cure the failure to perform as soon as possible, and if performance has not been cured within ten (10) days, the applicable Party may arrange for such performance from a third party or terminate this Agreement with respect to the affected services.

11.11.	Counterparts

This Agreement may be executed in one or more counterparts, each of which will be an original and both of which will constitute together the same document. Counterparts may be signed and delivered by facsimile or PDF file, each of which will be binding when received by the applicable Party.

[signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first mentioned above.

The Corporation:

PROMETIC BIOSEPARATIONS LTD.

Name:
Title:

[The Corporation’s Signature Page]

The Service Provider:

LIMINAL BIOSCIENCES INC.

Name:
Title:

[The Service Provider’s Signature Page]